2010 ANNUAL RESULTS | TO THE SHAREHOLDERS: An entrepreneurial mindset continued to guide our business in 2010 and we began to reap the early fruits of our bold ideas for energy. Despite the ongoing low natural gas price environment, we made tremendous strides in transitioning our asset base to a more diversified portfolio of expansive growth opportunities, while at the same time successfully sustaining production, growing reserves and reducing debt. Since our corporate conversion in June 2010, our business model continues to evolve as we appraise our new and diversified prospects for future production, reserves and cash flow potential.

Our original base of conventional shallow gas assets continues to serve as the mainstay of our cash flow. With minimal investment in these assets to partially arrest natural declines, cash flow is streamed off to fund diversifying growth opportunities – large scope, oil and liquids rich, resource-style plays; synergistic heavy oil prospects; in-situ bitumen extraction projects and entrepreneurial ideas, such as our gas storage project. Excess cash flow is delivered to our shareholders as dividends. Our goal is first and foremost to create value for our shareholders, but also to provide a sustainable stream of dividends as commodity prices and our mix of opportunities dictate.

Bold ideas for energy

In the Deep Basin in west central Alberta, we now have a substantial position to fuel growth, targeting multi-zone Cretaceous and Jurassic objectives. Our horizontal Cardium oil play at Carrot Creek and Wilrich liquids rich gas play focused at Edson, have led to production increases from the West Central region which now accounts for close to 25 percent of our total production, and it continues as a growth story. Overall, our 2010 oil and liquids production increased 73 percent to 1,245 barrels per day, primarily related to success in these resource plays.

Another commodity-diversifying resource play, our liquids rich Montney gas acreage, has advanced from a grass roots exploration prospect in 2008 through a successful resource definition phase. Work is now focused on area development planning with tremendous growth potential.

We are also starting to unlock the potential in our broad portfolio of heavy oil opportunities, ranging from exploitation of conventional heavy oil pools overlapping our natural gas rights in eastern Alberta to bitumen opportunities being pursued for both cold production and thermal or solvent-assisted extraction. We are in the early stages of resource assessment, but we expect these heavy oil resources to provide a very meaningful contribution to our cash flow and value going forward.

Another one of our promising, high potential resource ideas is the Viking/Colorado shallow gas play which overlies our conventional legacy asset base in east central Alberta. The capability of the Viking tight sand is established on a preliminary basis but represents only a subset of the vast potential that could be associated with development of the Colorado group. We are pursuing extremely detailed, multi-faceted evaluations, with the goal to advance a pilot project later this year to further augment our understanding of the resource and its potential for economic recovery.

The Warwick commercial gas storage facility is another success story. Through the conversion of a depleted shallow gas pool in our inventory, we officially instituted a new source of diversified cash flow when gas storage injections began in May 2010. Plant construction also commenced at that time and the facility was fully operational for the withdrawal phase of our first test cycle on January 1, 2011. With facility construction now complete, the focus is on expanding the cycle capacity to optimize value. Modest additional capital has been set aside in 2011 to stage-in additional wells as testing and reservoir evaluation dictates. Cash flow from Warwick gas storage operations in 2010 was $6.6 million and we expect to grow this substantially, ultimately targeting in the range of $25 million a year from this non-depleting asset.

Leveraged to gas price upside

While we are diversifying our commodity mix, production was still 94 percent natural gas in 2010. Our diligent gas price risk management program led us to capture significant value for our shareholders over the past three years through what has been a prolonged period of low prices. The size and length of our hedge book proved to be extremely valuable, allowing us to maintain our dividend policy through this period, while at the same time funding the capture of the game-changing opportunities that have fueled our asset base transition, and still reducing our debt. With a view to reaching a low point in the gas price cycle, in November 2010 we crystallized all of our remaining outstanding natural gas price hedges, contributing another $40 million to our total cash flow from hedging gains of $155 million in 2010.

Today, we are completely unhedged as we interpret more upside than downside in gas markets. It is true that the natural gas supply chain is more robust than it has ever been with technology unlocking shale gas resources that were beyond reach less than a decade ago. But as natural gas prices trend downward, we are witnessing the fiscal challenges of drilling for conventional sources of supply and approaching the economic limits of various shale gas basins. At the same time, emerging tight oil plays, currently supported by strong oil prices, are winning the competition for capital as well as manpower, equipment and services. Where possible, producers are preferentially turning their attention and resources to oil-focused opportunities. As a consequence, gas-related industry activities have slowly begun to drop off which should eventually impact natural gas supply.

On the demand side, with the extremely cold winter much of North America has endured, we are exiting the withdrawal season with North American gas storage volumes at the lower end of the five-year range, an unexpected scenario given where relative supply and storage levels were as we entered the winter heating season. Coal prices have increased of late such that they are much higher than historical levels, advantaging natural gas as the economic choice and facilitating ongoing contractual fuel-switching where possible. Furthermore, liquefied natural gas (“LNG”) imports into North America are expected to decrease as the demand for LNG strengthens in the global economy. As a result of the above, we expect to see greater demand for injections this summer and there could be challenges in refilling gas storage, particularly in Western Canada.

Perpetual has tremendous leverage to a recovery in gas prices. Every $0.50 per gigajoule increase in realized natural gas prices equates to approximately $25 million in annual cash flow. Furthermore, if this seemingly small price increase persisted through the forward market, it would translate to a material increase in our reserve-based net asset value and also to the value potential of our extensive natural gas prospect inventory.

Realizing the value potential

Our asset base repositioning has been successful, substantiating several high-impact, resource-style plays focused on oil and liquids opportunities and confirming the viability of our gas storage project. While cash flows are currently severely impacted by low natural gas prices, our ongoing preferential investment into oil and liquids rich plays is evolving the production mix and this will positively impact cash flows in a material way in the coming year. At this point, only a small portion of the opportunity potential is recognized in Perpetual’s independent reserve report. The sum of the parts, as drilling success continues, provides a large growth story, the potential for attractive returns and a foundation for our ultimate goal, creating value for our shareholders.

SUSAN RIDDELL ROSE

March 14, 2011

Dividends

Dividends/distributions declared in 2010 totaled $78.6 million or $0.56 per Share, representing a payout ratio of 33.2 percent of funds flow for the year.

In 2010, 9.3 million shares were issued to shareholders through the Premium Dividend™ and Dividend Reinvestment Plan (the “DRIP Plan”) for gross proceeds of $43.3 million.

There are currently no shares available under the DRIP Plan.

Financial

Bank debt was reduced by 21 percent to $214.5 million at December 31, 2010 from $270.8 million at year-end 2009. Total net debt dropped by 10 percent to $449.4 million at December 31, 2010 from $501.0 million at year-end 2009. Net debt includes Perpetual’s convertible debentures of $234.9 million.

Operating costs decreased 13 percent to what Perpetual believes to be a sustainable level of $1.64 per Mcfe, primarily due to lower repair and maintenance costs and higher processing income. The annual cost was
$91.2 million as compared to $105.1 million ($1.83 per Mcfe) in 2009.

Funds flow increased three percent to $237.2 million in 2010 due primarily to continued strong realized natural gas hedging gains, higher oil and NGL production and lower operating costs.

Perpetual’s effective royalty rate for 2010 of 5.3 percent of revenues was lower than the Corporation’s historical royalty rates due to lower AECO gas prices, realized gains on financial instruments and a recovery of $1.5 million in royalties related to prior years.

Perpetual recorded a net loss of $28.5 million ($0.20 per basic and diluted Share) in 2010 as compared to net earnings of $13.6 million ($0.11 per basic and diluted Share) in 2009.

Production and Pricing

Daily average actual and deemed production was essentially unchanged year over year at 177.4 MMcfe/d.

Daily average production decreased three percent to 152.6 MMcfe/d in 2010 as a result of the full year effect of gas over bitumen shut-ins in late 2009, non-core asset dispositions and natural production declines. These factors were partially offset by the acquisition of oil and natural gas assets in the Edson area and successful drilling activities.

Due to successful Cardium, Wilrich and Mannville drilling programs in the second half of 2010, oil and NGL production increased 73 percent to 1,245 bbl/d in 2010 versus 721 bbl/d in 2009.

The Corporation’s realized gas price, including financial hedging and physical forward sales, increased marginally to $7.10 per Mcf in 2010 from $7.09 per Mcf in 2009, as both average AECO gas prices and Perpetual’s hedging gains were fairly constant from year to year.

Perpetual’s hedging and risk management program continued to provide a measure of stability to realized prices and funds flow through the realization of $155.0 million in gains on financial instruments and $1.9 million in call option premiums.

Perpetual’s realized oil and NGL price increased 10 percent to $68.29 per bbl in 2010 from $61.91 per bbl in 2009.

Reserves

Approximately one-half of Perpetual’s proved plus probable reserves are now attributed to large-scope resource-style plays, including oil and liquids rich plays, reflecting a transition started three years ago to diversify the commodity mix and cash flow streams.

In 2010, Perpetual added 71.8 Bcfe (12.0 MMboe) of proved and probable reserves, replacing 129 percent of its production.

After dispositions of 53.1 Bcfe (8.9 MMboe) and production of 55.7 Bcfe (9.3 MMboe) in 2010, proved and probable reserves increased three percent to 487.7 Bcfe (81.3 MMboe) from 471.6 Bcfe (78.6 MMboe) at year-end 2009. Proved reserves increased two percent to 250.4 Bcfe (41.7 MMboe) at year-end 2010.

Including changes in future development capital (“FDC”), Perpetual’s realized finding and development costs were $1.69 per Mcfe ($10.14 per BOE) on a proved and probable reserve basis in 2010.

Perpetual’s realized finding, development and acquisition costs, including changes in FDC, were $2.16 per Mcfe ($12.96 per BOE) on a proved and probable basis, excluding reserves and proceeds related to the sale of shut-in gas over bitumen reserves where Perpetual retained the gas over bitumen financial solution royalty credit which represents the effective funds flow from the disposed reserves.

Acquisitions and Dispositions

Acquisition spending totaled $141.9 million, including the acquisition of oil and natural gas assets in the Edson area of west central Alberta (“Edson Acquisition”), and an acquisition of shallow natural gas production in eastern Alberta for $16.6 million.

Disposition proceeds increased to $91.3 million, including the receipt of $7.1 million in shares of TriOil Resources Ltd., up from $26.6 million in 2009. The 2010 total includes the sale of shut-in gas over bitumen assets for
$39.8 million, minor oil and gas property dispositions in Birchwavy East and Athabasca, and the sale of producing non-core assets in west central Alberta.

As part of the disposition agreements for the shut-in gas over bitumen assets, Perpetual will continue to receive the gas over bitumen financial solution royalty reductions related to the sold wells, although effective ownership of the natural gas reserves has been transferred to the buyers. As a result, Perpetual expects there will be no material impact on future funds flow as a result of this disposition.

Exploration and Development Capital Activity

Exploration and development capital spending increased to $115.2 million in 2010 from $57.4 million in 2009 as Perpetual increased drilling activity to evaluate several high-impact resource plays in west central Alberta in Edson and Carrot Creek and accelerated development activities in the fourth quarter to follow up success on the liquids rich gas play in the Wilrich.

Eastern district expenditures of $39.4 million were concentrated on low-cost shallow gas recompletions to maintain production levels, the drilling and completion of nine gas and oil wells (7.5 net) in Birchwavy, facilities optimization projects designed to reduce production costs and evaluation of oilsands leases at Panny and Marten Hills.

West Central district capital spending totaled $59.1 million, directed primarily to Cardium and Wilrich delineation and development. Three gross (1.4 net) horizontal Montney evaluation wells were also drilled and completed by a joint venture partner in the Elmworth area. Capital spending of $2.9 million was allocated to Perpetual’s new ventures area.

Perpetual drilled 70 gross wells (63.9 net) in 2010 with 98 percent success as compared to 52 gross (42.2 net) in 2009. Drilling activity included 48 gross (44.3 net) natural gas wells, 14 gross (11.6 net) oil wells and 6 gross
(6.0 net) horizontal wells to develop Perpetual’s Warwick gas storage facility.

Land purchases totaled $13.8 million in 2010, a $9.9 million increase from 2009. Acquisitions included several exploratory parcels in the Caroline, Waskahigan and Del Bonita areas of Alberta, as well as additional land purchases in the West Central district and minor maintenance acreage purchases in the Eastern district.

Wilrich

Perpetual has advanced the liquids rich Wilrich gas play from an internally-generated concept to the development phase in less than one year.

Through the Edson Acquisition, Perpetual obtained lands prospective for the then undeveloped formation. Capital spending on the Wilrich in 2010 included the drilling of five wells (4.5 net) targeting liquids rich gas, completion and tie-in of three wells and the expansion of a compressor station at Edson to increase processing capacity by 20 MMcf/d to 30 MMcf/d plus associated liquids of 40 bbl/MMcf. With additional drilling, completion and tie-in operations in the first quarter, the expanded infrastructure is expected to be operating at full capacity in March 2011.

Cardium

The Cardium play has become a growing source of oil production through land expansion and delineation drilling in 2010, which has advanced the play to the development phase.

As part of the Edson Acquisition, Perpetual negotiated a farm-in arrangement on 37 gross (31 net) sections of undeveloped Cardium rights in the Edson area. In 2010, Perpetual drilled two Cardium wells (1.2 net) to fulfill its farm-in commitment, each earning 50 percent of the vendor’s net interest in four sections followed by a rolling option to earn the additional lands on the same basis.

Including the two well earning commitment, five Cardium oil wells (3.2 net) were drilled and completed during 2010, which has established Cardium tight oil production on Perpetual’s lands at Carrot Creek and Edson.

Results from the five wells drilled in 2010 averaged the expected type curve for the tight oil play, with initial production rates averaging 125-150 boe/d. The top producing well in Carrot Creek, a top decile producer in the Pembina Cardium play with initial production rates for the first four months of production in excess of 330 bbl/d, has been the focus of Perpetual’s follow-up development activity in the first quarter of 2011, where four gross
(3.0 net) wells have been drilled and are currently undergoing completion operations.

Elmworth Montney

Drilling activity in the Montney formation at Elmworth continues to evolve with initial reserves booked and work commencing on an area development plan.

The first and second wells of a three-well commitment were drilled by Perpetual’s joint venture partner as part of a previously announced farm-out agreement. The first two wells were completed and flow-tested at approximately 7.5 MMcf/d of raw natural gas with 20 bbl/MMcf of condensate and an additional estimated 25 to 45 bbl/MMcf of recoverable associated NGL per MMcf, depending on processing. The third well was rig released on January 11, 2011 and was completed later that month. Difficulties encountered during completion restricted the flow test, but the extent of the resource was established as expected.

Perpetual established 14.5 Bcfe (2.4 MMboe) of proved and 32.1 Bcfe (5.3 MMboe) of proved and probable reserves at Elmworth, net to Perpetual’s interest. The net present value of the reserves discounted at eight percent is estimated at $14.7 million for proved reserves and $43.6 million for total proved and probable reserves net to Perpetual, including recovery of future development capital.

An independent contingent resource assessment report (the “Contingent Resource Report”) was prepared at year end 2010 for the Montney formation in the Elmworth area. Giving consideration to the assignment of reserves in seven sections in the Elmworth area, the Contingent Resource Report has been adjusted to reflect the assignment of reserves to seven of the 42 sections of land assigned contingent resource. The adjusted report assigns gross original gas in place (“OGIP”) on 35 sections of Perpetual interest lands of 809.4 Bcf plus associated NGLs. Assuming a range in recovery factors from 20 to 50 percent, gross recoverable sales gas is estimated from a low of 137.6 Bcf with 4.9 MMbbls of NGLs (166.7 Bcfe, 27.8 MMboe) to a high of 344.0 Bcf with 20.2 MMbbls NGLs (465.4 Bcfe, 77.6 MMboe), with McDaniel’s best estimate at 35 percent recovery factor translating to 240.8 Bcf with 11.3 MMbbls NGLs (308.8 Bcfe, 51.5 MMboe). On a working interest basis, the best estimate recoverable contingent resource is estimated at 145.0 Bcfe (24.2 MMboe). Perpetual has an additional 34 gross sections of undeveloped land in the Elmworth area which have not yet been evaluated through drilling in the Montney formation and therefore have no contingent resource or reserves assigned as yet.

Warwick Gas Storage

Perpetual’s Warwick Gas Storage (“WGSI”) facility at Warwick, Alberta is fully operational and represents a diversified and potentially growing cash flow stream from a non-depleting asset.

Capital expenditures for the fourth quarter of 2010 of $11.2 million were incurred to finalize the construction and the final testing of the gas storage facility. Full year 2010 expenditures totaled $57.6 million.

Including seismic, land, drilling and other development expenditures in 2009 and 2010, the reservoir development and construction of Perpetual’s gas storage facility came to a total cost of $68 million and was fully operational for commercial injection in May 2010 and for withdrawal purposes on January 1, 2011.

The facility generated operating funds flow of $6.6 million in 2010, which is expected to increase as the cycle capacity is expanded in 2011 and future years.

Subsequent Events

On February 23, 2011, Perpetual announced the sale of its Mitsue area, a minor, non-core shallow gas property in northeast Alberta, for $9.0 million. At December 31, 2010 Perpetual had 3.7 Bcfe (3.1 Bcf gas and 0.1 MMbbl oil) proved and probable reserves recorded for this asset. The effective date of this sale was December 1, 2010 and the production impact is 2.0 MMcfe/d.

On March 15, 2011 Perpetual closed the issue of $150 million of seven year 8.75 percent Senior Unsecured Notes (“the Notes”). The Notes are direct senior unsecured obligations of Perpetual ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation. Net proceeds from the Notes offering were used to repay existing indebtedness under Perpetual’s existing credit facility reducing outstanding amounts under the credit facility to approximately $70 million. The offering will also provide Perpetual additional flexibility with respect to the maturity of its 6.50 percent convertible debentures due June 2012. Additional benefits to Perpetual include significant extension of the term of a portion of its total debt and reduced exposure of its credit capacity to commodity prices, particularly near term weakness in gas prices.

In the first quarter of 2011, a $48 million capital expenditure program was directed principally toward the continued advancement of Perpetual’s large-scope, oil and liquids rich resource-style opportunities including:

Completion of two gross (1.5 net) horizontal wells and the drilling and completion of three gross (3.0 net) wells targeting the Wilrich formation in the Edson area;

Drilling of four gross (3.0 net) horizontal wells targeting oil in the Cardium formation at Carrot Creek;

Tie-in operations for the Elmworth Montney play to establish production from the Montney;

Drilling of seven oilsands evaluation wells at Hoole, Liege and Clyde in northeast Alberta;

Drilling of two vertical wells and one horizontal well to test potential cold flow heavy oil production at Panny;

Drilling of two gross (2.0 net) horizontal heavy oil wells at Mannville in eastern Alberta; and

Detailed core and fracture stimulation analysis for development of the Viking/Colorado shale pilot program in eastern Alberta scheduled for the fourth quarter of 2011.

First quarter capital spending also incorporated the drilling of four gross (4.0 net) drills and approximately 50 recompletions undertaken in various areas of Perpetual’s conventional asset base to offset natural production declines. In addition, development expenditures were also directed to the drilling and completion of horizontal wells at Warwick to expand working gas capacity at the WGSI Facility.

Remainder of 2011

Capital activity for the final three quarters of 2011 will continue to be focused on oil and liquids rich projects. Budgeted items include:

Drilling and completion of two additional gross (2.0 net) wells targeting the Wilrich in the Edson area;

Drilling and completion of an additional 25 to 30 (25 to 30 net) conventional heavy oil wells targeting the Lloyd and Sparky formation at Mannville in eastern Alberta;

Completion of detailed core and fracture stimulation modeling work and commencement of the Viking/Colorado shale pilot program in eastern Alberta; and

Drilling of up to two additional gas storage wells at the Warwick.

Incorporating these capital activities, production is expected to average 146 MMcfe/d, including 1,800 bbl/d of oil and NGL production. With spending directed toward oil and liquids rich plays, Perpetual’s commodity mix is expected to transition to a 90/10 gas/liquids split by year end 2011.

Perpetual Energy Inc. (“Perpetual”) launched into the Canadian energy industry through the corporate conversion of Paramount Energy Trust, a premium-yielding investment in the royalty trust sector. Formed on June 30, 2010, Perpetual exists to be the energy investment of choice, generating sustainable, premium after-tax returns through finding, exploiting, producing and marketing oil and gas-based energy. Perpetual is grounded with a base of reliable net cash flow generating shallow gas properties in eastern Alberta. Through our strategic transition from a distributing trust to a dividend-paying corporation, our asset base is diversifying to encompass a growing core area focused on oil and liquid-rich resource-style plays in the west central Alberta deep basin as well as heavy oil and bitumen opportunities in eastern Alberta. Our potential extends further; inherent in our assets are multiple high impact prospects for long-term value creation that we characterize as ‘option value’. Our entrepreneurial business plan is focused on being highly profitable, optimizing value at every level and being the most efficient finder and exploiter of opportunities. Perpetual has the assets, the people and the vision to build on our legacy – and create our future as a premium energy investment.

On June 30, 2010, Perpetual Energy Inc. was created through
the corporate conversion of Paramount Energy Trust.

Perpetual’s common shares began trading on the TSX on July 6, 2010.

Perpetual’s $90 million capital program in 2011 will preferentially target oil and liquids rich resource plays to continue to evolve and diversify the commodity and asset type mix.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended December 31			Year ended December 31
($CDN thousands, except volume and per Common Share amounts)	2010	2009	% change	2010	2009	% change
FINANCIAL
Revenue (1) (2)	111,150	78,852	41	417,093	418,323	–
Funds flow (2)	70,509	39,409	79	237,165	231,347	3
Per Common Share (2) (3)	0.48	0.32	50	1.69	1.96	(14)
Cash flow provided by operating activities	80,210	36,446	120	240,126	228,352	5
Per Common Share (3)	0.54	0.29	86	1.71	1.93	(11)
Net earnings (loss)	(19,874)	(11,287)	76	(28,546)	14,393	(298)
Per Common Share (3)	(0.13)	(0.09)	44	(0.20)	0.12	(266)
Dividends declared	16,273	18,810	(13)	78,628	75,838	4
Per Common Share (4)	0.11	0.15	(27)	0.56	0.64	(13)
Payout ratio (%) (2)	23.1	47.7	(52)	33.2	32.8	1
Total assets	1,038,206	1,065,305	(3)	1,038,206	1,065,305	(3)
Net bank debt outstanding (2) (5)	214,546	270,843	(21)	214,546	270,843	(21)
Convertible debentures, measured at principal amount	234,897	230,168	2	234,897	230,168	2
Total net debt (2) (5)	449,443	501,011	(10)	449,443	501,011	(10)
Shareholders’ equity	253,143	253,879	–	253,143	253,879	–
Capital expenditures
Exploration and development	38,158	4,512	746	115,202	57,371	101
Gas storage	11,171	5,595	100	57,587	10,800	433
Acquisitions, net of dispositions	(34,253)	(10,016)	242	50,653	103,885	(51)
Other	332	377	(12)	707	649	9
Net capital expenditures	15,408	468	3,192	224,149	172,705	30
SHARES OUTSTANDING (thousands)
End of period	148,284	126,224	17	148,284	126,224	17
Weighted average	147,742	125,064	18	140,624	118,181	19
Diluted	147,742	126,149	17	140,624	119,266	18
March 1, 2011	148,302			148,302

	Three months ended December 31			Year ended December 31
	2010	2009	% change	2010	2009	% change
OPERATING
Production
Average daily natural gas (MMcf/d) (6)	135.9	139.8	(3)	145.1	153.4	(5)
Average daily oil and natural gas liquids (“NGL”) (bbl/d) (6)	1,535	1,014	51	1,245	721	73
Average daily (MMcfe/d) (6)	145.1	145.9	(1)	152.6	157.7	(3)
Per Common Share (cubic feet equivalent/d/Common Share) (3)	0.98	1.17	(16)	1.09	1.33	(18)
Gas over bitumen deemed production (MMcf/d) (7)	24.2	24.6	(2)	24.8	19.9	25
Average daily (actual and deemed – MMcfe/d) (6) (7)	169.3	170.5	(1)	177.4	177.6	–
Per Common Share (cubic feet equivalent/d/Common Share) (3)	1.15	1.36	(15)	1.26	1.50	(16)
Average prices
Natural gas – before financial instruments ($/Mcf) (8)	3.87	3.94	(2)	4.17	4.12	1
Natural gas – including financial instruments ($/Mcf) (8)	7.83	5.53	42	7.10	7.09	–
Oil and NGL ($/bbl)	75.88	67.33	13	68.29	61.91	10
RESERVES (Bcfe)
Company interest – proved (9) (10)	250.4	244.4	2	250.4	244.4	2
Company interest – proved and probable (9) (10)	487.7	471.6	3	487.7	471.6	3
Per Common Share (Mcfe/Common Share) (12)	3.29	3.74	(12)	3.29	3.74	(12)
Estimated present value before tax ($ millions) (11)
Proved	710.4	834.6	(15)	710.4	834.6	(15)
Proved and probable	1,201.1	1,387.3	(13)	1,201.1	1,387.3	(13)
LAND (thousands of net acres)
Total land holdings	3,421	3,759	(9)	3,421	3,759	(9)
Undeveloped land holdings	1,905	2,093	(9)	1,905	2,093	(9)
DRILLING (wells drilled gross/net)
Gas	3/2.4	3/2.5	-/(4)	48/44.3	46/36.2	4/22
Oil	3/1.0	2/2.0	50/(50)	14/11.6	2/2.0	600/480
Gas storage	-/-	4/4.0	(100)/(100)	6/6.0	4/4.0	50/50
Service	1/1.0	-/-	100/100	1/1.0	-/-	100/100
Dry	-/-	-/-	-/-	1/1.0	-/-	100/100
Total	7/4.4	9/8.5	(22)/(48)	70/63.9	52/42.2	35/51
Success rate	100/100	100/100	-/-	99/98	100/100	(1)/(2)

(1)

Revenue includes realized gains and losses on financial instruments and call option premiums received.

(2)

This is a non-GAAP measure; please refer to “Significant accounting policies and non-GAAP measures” included in Management’s Discussion and Analysis.

(3)

Based on weighted average Common Shares outstanding for the period.

(4)

Based on Common Shares outstanding at each dividend payment date.

(5)

Net bank debt is measured as at the end of the period and includes net working capital (deficiency), excluding short-term financial instrument assets and liabilities related to the Corporation’s hedging activities, the current portion of convertible debentures and the option plan liability. Total net debt includes convertible debentures, measured at principal amount.

(6)

Production amounts are based on the Corporation’s interest before deduction of royalties.

(7)

Deemed production describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen (“GOB”) financial solution received monthly from the Alberta Crown as a reduction of other royalties payable. See “Gas over bitumen royalty adjustments” in Management’s Discussion and Analysis.

(8)

Perpetual’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars.

(9)

As evaluated by McDaniel & Associates Consultants Ltd. (“McDaniel”) and GLJ Petroleum Consultants Ltd. (“GLJ”) in accordance with National Instrument 51-101. See “Reserves” included in this Management’s Discussion and Analysis.

(10)

Reserves are presented on a company interest basis, including working interest and royalty interest volumes but before royalty burdens.

(11)

Discounted at five percent using McDaniel and GLJ’s forecast pricing. Reserves at various other discount rates are located in the “Reserves” section of Management’s Discussion and Analysis. Estimated present value amounts should not be taken to represent an estimate of fair market value.

(12)

Based on Common Shares outstanding at period end.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Perpetual Energy Inc.’s (“Perpetual” or the “Corporation”) operating and financial results for the year ended December 31, 2010 as well as information and estimates concerning the Corporation’s future outlook based on currently available information. This discussion should be read in conjunction with the Corporation’s audited consolidated financial statements for the years ended December 31, 2010 and 2009, together with accompanying notes. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A. The date of this MD&A is March 7, 2011.

Mcf equivalent (“Mcfe”) and barrel of oil equivalent (“BOE”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), a conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. For natural gas, gigajoules (“GJ”) are converted to Mcf at a conversion ratio of 1.0546 GJ: 1 Mcf.

CORPORATE

On June 30, 2010, Perpetual announced that the Corporation had completed the previously announced plan of arrangement (the “Arrangement”) involving Perpetual, Paramount Energy Trust (the “Trust”) and Paramount Energy Operating Corp. pursuant to which the Trust converted into the Corporation. Unitholders of the Trust voted in favor of the Arrangement at the Annual General and Special Meeting of Trust Unitholders held on June 17, 2010. Former Unitholders of the Trust received common shares of Perpetual in consideration for the cancellation of their Trust Units on a one-for-one basis. In addition, as part of the Arrangement, the Trust was dissolved and the Corporation assumed all of the existing liabilities of the Trust, including the Trust’s outstanding convertible debentures which are now convertible debentures of the Corporation.

Perpetual believes that the conversion will provide the Corporation with broadened access to capital markets by eliminating the constraints of the income trust structure imposed by changes to the trust tax legislation introduced by the federal government in 2006. In addition, Canadian taxable Shareholders now benefit from what the Corporation believes to be a more tax-effective treatment of their cash dividends following the conversion to a corporate structure, relative to the tax treatment of the distributions which were paid to Unitholders prior to the corporate conversion.

References to “Common Shares” and “Shareholders” are references to the securities of the Corporation and the holders thereof following the conversion date, and references to “dividends” are references to dividends paid by Perpetual following the conversion date and to distributions paid by the Trust prior to the conversion date, as the context may require. The new trading symbol for Perpetual’s common shares is PMT on the Toronto Stock Exchange. The trading symbols for the Corporation’s convertible debentures have not changed since the conversion date.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Corporation follows the successful efforts method of accounting for its petroleum and natural gas operations. This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases are expensed rather than capitalized in the year incurred. However, to allow reported funds flow in this MD&A to be comparable to industry practice, the Corporation reclassifies dry hole costs, geological and geophysical costs and surrendered leases from operating to investing activities in the funds flow reconciliation.

Funds flow

Management uses cash flow from operations before changes in non-cash working capital, gas over bitumen royalty adjustments not yet received, settlement of asset retirement obligations and certain exploration costs (“funds flow”), funds flow per common share and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. Funds flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows.

Funds flow GAAP reconciliation	For the three months ended December 31		For the year ended December 31
($ thousands, except per Common Share amounts)	2010	2009	2010	2009
Cash flow provided by operating activities	80,210	36,446	240,126	228,352
Exploration costs (1)	1,483	646	4,030	6,402
Expenditures on asset retirement obligations	1,201	802	4,880	3,715
Gas over bitumen royalty adjustments not yet received	1,393	5,138	3,357	5,138
Changes in non-cash operating working capital	(13,778)	(3,623)	(15,228)	(12,260)
Funds flow	70,509	39,409	237,165	231,347
Funds flow per Common Share (2)	0.48	0.32	1.69	1.96

(1)

Certain exploration costs are added back to funds flow in order to be more comparable to other Corporations that use the full cost method of accounting for oil and gas activities. Exploration costs that are added back to funds flow include seismic expenditures and dry hole costs and are considered by Perpetual to be more closely related to investing activities than operating activities.

(2)

Based on weighted average Common Shares outstanding for the period.

Additional significant and new accounting policies and non-GAAP measures are discussed elsewhere in this MD&A.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required disclosure. The Corporation’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2010 (the “Evaluation Date”), that the Corporation’s disclosure controls and procedures as of the Evaluation Date are effective to provide reasonable assurance that material information related to the Corporation, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Corporation’s financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). As of December 31, 2010, the Corporation’s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Corporation, including its consolidated subsidiaries, and have concluded that these controls are operating effectively.

The Corporation’s Chief Executive Officer and Chief Financial Officer are required to cause the Corporation to disclose herein any change in the Corporation’s internal control over financial reporting that occurred during the Corporation’s most recent interim period that materially affected, or is reasonably likely to materially affect the Corporation’s internal control over financial reporting. During 2010, the Corporation engaged external consultants to assist in assessing the Corporation’s design of internal controls over financial reporting. No material changes were identified in the Corporation’s internal control of financial reporting during the year ended December 31, 2010, that had materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Management will complete certifications in accordance with Section 404 of the Sarbanes-Oxley Act, which will be included in Perpetual’s form 40-F filed on EDGAR in the United States.

It should be noted that a control system, including the Corporation’s disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING

There were no significant changes to Corporation’s internal controls or other factors that could significantly affect these controls subsequent to the Evaluation Date.

CORPORATE GOVERNANCE

The Corporation is committed to maintaining high standards of corporate governance. Each regulatory body, including the Toronto Stock Exchange, the Canadian provincial securities commissions and the Securities and Exchange Commission (whose responsibilities include implementing rules under the United States Sarbanes-Oxley Act of 2002) has a different set of rules pertaining to corporate governance. The Corporation fully conforms to the rules of the governing bodies under which it operates.

FOURTH QUARTER 2010 RESULTS

	Three months ended December 31
Fourth quarter information ($ thousands except as noted)	2010	2009	% change
Average daily production volumes
Natural gas (MMcf/d)	135.9	139.8	(3)
Oil & NGL (bbl/d)	1,535	1,014	51
Total (MMcfe/d)	145.1	145.9	(1)
Natural gas revenue	48,412	50,703	(5)
Oil and NGL revenue	10,711	6,284	70
Gas storage revenue	2,595	–	100
Realized gains (losses) on financial instruments	49,432	20,456	142
Call option premiums received	–	1,409	(100)
Oil and natural gas revenue, after financial instruments	111,150	78,852	41
AECO Monthly Index ($/Mcf)	3.58	4.23	(15)
Natural gas price, before financial hedging ($/Mcf)	3.87	3.94	(2)
Realized natural gas price ($/Mcf)	7.83	5.53	42
WTI Average Price ($US/bbl)	90.77	76.19	19
Realized oil and NGL price ($/bbl)	75.88	67.33	13
Royalties	2,727	2,986	(9)
Royalties as a percentage of revenues (%)	2.5	3.8	(34)
Operating expenses	20,826	18,970	10
Per Mcfe	1.56	1.41	11
Cash general and administrative (“G&A”) expenses	9,286	10,105	(8)
Per Mcfe	0.70	0.75	(7)
Funds flow	70,509	39,409	79
Per Common Share	0.48	0.32	50
Cash flow provided by operating activities	80,210	36,446	120
Per Common Share	0.54	0.29	86
Net earnings (loss)	(19,874)	(11,287)	76
Per Common Share	(0.13)	(0.09)	44
Capital expenditures – exploration and development	38,158	4,512	746
Capital expenditures – gas storage	11,171	5,595	100

In comparing the three months ended December 31, 2010 with the fourth quarter of 2009:

Capital expenditures

Exploration and development expenditures increased to $38.2 million for the fourth quarter from $4.5 million for the comparative quarter in 2009. Perpetual expanded its 2010 capital budget in the fourth quarter to accelerate the development of its Cardium oil and liquids rich Wilrich assets in west central Alberta, and its heavy oil program at Birchwavy. In total 7 wells (4.4 net) were drilled with a 100 percent success rate, including three horizontal wells targeting the Wilrich formation and one Cardium oil well. Perpetual also completed the expansion of a compressor station at Edson during the quarter, adding 20 MMcf/d of commercial processing capacity with associated liquids of 40 bbls per MMcf. Additional capital expenditures of
$11.2 million were incurred for the construction and final testing of the Corporation’s commercial gas storage facility at Warwick, Alberta (“WGSI Facility”). The WGSI Facility was fully operational in January 2011.

The second well of a three-well commitment was drilled and completed by Perpetual’s joint venture partner into the Montney formation at Elmworth, as part of a previously announced farm-out agreement. The well was completed and flow-tested at approximately 7.5 MMcf/d of raw natural gas with 20 bbls of associated free condensate per MMcf and an additional 20 to 45 bbls of NGLs per MMcf. The third well was rig released on January 11, 2011 and completed later that month. Difficulties encountered during completion restricted the flow test but the extent of the Montney natural gas resource was established as expected.

Production & Pricing

Oil and NGL production increased 51 percent to 1,535 bbl/d due to successful Cardium oil, Wilrich liquids rich gas, and Mannville heavy oil drilling programs in the second half of 2010, partially offset by a non-core oil property disposition closed in April 2010. Natural gas production declined three percent due to natural declines, non-core asset dispositions, and the shut-in of natural gas production at Legend by the Energy Resources Conservation Board (“ERCB”) in November 2009 due to gas over bitumen concerns, partially offset by the acquisition of assets in the Edson area of Alberta in April 2010 (“Edson Acquisition”) and drilling activities on those and other lands in the West Central District, as well as production additions from shallow gas drilling in the Eastern district concentrated in the first quarter of the year.

Natural gas prices before financial hedging declined two percent due to lower AECO Monthly Index prices, partially offset by the inclusion of 10,000 GJ/d of fixed price physical natural gas sales at $7.75 per GJ for November to December 2010. Realized gas prices increased by $2.30 per Mcf, driven by realized hedging gains of $49.4 million in the current quarter, as compared to $20.5 million for the three months ended December 31, 2009. Included in hedging gains for the current period is $37.3 million related to the early termination of all outstanding fixed-price financial forward contracts in November 2010. Perpetual’s realized oil and NGL price increased 13 percent to $75.88 per bbl, in line with an increase in average West Texas Intermediate (“WTI”) posted prices of 12 percent for the period.

Financial

Despite a 15 percent decrease in the AECO Monthly Index gas price, funds flow increased $31.1 million to $70.5 million for the current quarter due to higher realized gains on financial instruments combined with lower royalty expenses. An increase in the liquids component of the Corporation’s production mix also contributed to higher funds flows, as oil and natural gas revenues increased by $4.4 million compared to the prior period.

The Corporation’s royalty rate of 2.5 percent of revenues was 34 percent less than 2009 and lower than the Corporation’s historical royalty rates due to lower AECO gas prices, realized gains on financial instruments in the fourth quarter of 2010 and a recovery of $1.5 million in royalties related to prior years.

Cash G&A expenses decreased $0.8 million from the fourth quarter of 2009 due to increased overhead recoveries as a result of higher exploration and development expenditures as compared to the prior period.

Operating costs increased $1.8 million ($0.15 per Mcfe) primarily due to gas processing fees related to the Edson assets and higher chemicals charges.

Net loss totaled $19.9 million for the three months ended December 31, 2010, as higher funds flows were offset by an unrealized loss on financial instruments of $47.7 million for the period due to the settlement of all outstanding financial forward sale contracts during the fourth quarter of 2010.

Dividends for the fourth quarter of 2010 totaled $0.11 per Common Share, including $0.05 per Common Share paid on November 15, 2010, and $0.03 per Common Share paid on December 15, 2010 and January 17, 2011. Perpetual’s payout ratio, which refers to dividends measured as a percentage of funds flow, was 23.1 percent for the quarter.

ANNUAL RESULTS

($ millions, except volumes and per Common Shares amounts)	2010	2009	2008
Cash flow provided by operating activities	240.1	228.4	259.8
Cash flow provided by operating activities per Common Share (2)	1.71	1.93	2.33
Funds flow (1)	237.2	231.3	275.4
Funds flow per Common Share (1) (2)	1.69	1.96	2.47
Net earnings (loss)	(28.5)	14.4	30.8
Dividends	78.6	75.8	133.9
Dividends per Common Share (3)	0.56	0.64	1.20
Payout ratio (%) (1)	33.2	32.8	48.6
Exploration and development expenditures	115.2	57.4	126.1
Gas storage capital expenditures	57.6	10.8	–
Acquisitions, net of dispositions	50.7	103.9	(18.5)
Total capital expenditures (including acquisitions, net of dispositions)	224.1	172.7	109.2
Net bank and other debt outstanding at December 31 (4)	214.5	270.8	284.9
Convertible debentures, measured at principal amount	234.9	230.2	236.0
Total net debt at December 31 (4)	449.4	501.0	520.9
Total net debt per Common Share (4) (6)	3.03	3.97	4.61
Daily average production (5)
Natural gas (MMcf/d)	145.1	153.4	179.2
Oil & NGL (bbl/d)	1,245	721	502
Total (MMcfe/d)	152.6	157.7	182.2
Gas over bitumen deemed production	24.8	19.9	19.2
Total average daily (actual and deemed)	177.4	177.6	201.4
Production per Common Share (cubic feet equivalent/d/Share) (2)	1.09	1.33	1.63
Production per Common Share – actual and deemed (cubic feet equivalent/d/Share) (2)	1.26	1.50	1.81

(1)

These are non-GAAP measures; please refer to “Significant Accounting Policies and Non-GAAP measures” included in this MD&A.

(2)

Based on weighted average Common Shares outstanding for the period.

(3)

Based on Common Shares outstanding at each cash dividend date.

(4)

Net debt is measured as at the end of the period and includes net working capital (deficiency) excluding short-term financial instrument assets and liabilities related to the Corporation’s hedging activities, the current portion of convertible debentures and share option plan liabilities. Total net debt includes convertible debentures. Please refer to “Significant accounting policies and non-GAAP measures” included in this MD&A.

(5)

Production amounts are based on company interest (working interest and royalties receivable) before royalties payable.

(6)

Based on Common Shares outstanding at period end.

Capital expenditures

On April 1, 2010 Perpetual closed the acquisition of oil and natural gas assets in the Edson area of west central Alberta for $123.2 million after adjustments (the “Edson Acquisition”), enhancing the Corporation’s expanding footprint in the Pembina-Carrot Creek-Edson area. The acquisition included approximately 10 MMcfe/d of natural gas and liquids production as well as extensive gathering and processing infrastructure and undeveloped lands in a desirable multi-zone part of the Western Canadian Sedimentary Basin. As part of the acquisition, Perpetual agreed to farm-in on 37 gross (31 net) sections of undeveloped Cardium rights in the area of which 22 net sections are believed to be prospective for light oil. The Edson Acquisition was partially funded with an issuance of 12.1 million Common Shares at a price of $4.75 each for gross proceeds of $57.5 million.

Exploration and development capital spending increased to $115.2 million in 2010 from $57.4 million in 2009, as Perpetual accelerated drilling activities on the high-impact resource plays in west central Alberta obtained through the Profound and Edson Acquisitions and grassroots exploration efforts. In total 70 wells were drilled (63.9 net) with a 98 percent net success rate.

Perpetual completed the construction and testing of its gas storage facility at Warwick, Alberta (the “WGSI Facility”) at a total cost of $68 million, and commenced commercial operations, injecting third party natural gas beginning in May 2010 and withdrawing gas in January 2011. The Corporation expects to incur an additional $5 million in capital costs in 2011 to complete the installation of structural and safety equipment around the facility and drill two additional injection wells to increase capacity. The WGSI Facility generated operating cash flows of $6.6 million in 2010, which is expected to increase as the initial test cycle concludes and the working gas capacity is increased in future years. WGSI is a non-depleting asset and provides a complementary diversified cash flow stream to the Corporation’s existing natural gas assets.

The Corporation disposed of non-core gas over bitumen assets in the Northern district for $39.8 million. As part of the disposition agreements, Perpetual will continue to receive the gas over bitumen financial solution royalty reductions related to the sold wells, although effective ownership of the natural gas reserves will be transferred to the buyers. As a result, Perpetual expects there will be no material impact on future funds flow as a result of this disposition. In total Perpetual sold $91.2 million in non-core properties in 2010 representing 12.2 MMcfe/d of production at the time of the dispositions, providing additional liquidity while high-grading the Corporation’s asset base.

Financial

Funds flow increased three percent to $237.2 million in 2010 as compared to $231.3 million for 2009 due primarily to higher oil and NGL production and lower operating costs.

As a result of funds flows in excess of dividends and exploration and development expenditures and non-core property dispositions, Perpetual reduced net bank debt by 21 percent from $270.8 million at December 31, 2009 to $214.5 million at December 31, 2010. Including Perpetual’s convertible debentures of $234.9 million, total net debt dropped ten percent from $501.0 million at December 31, 2009 to $449.4 million at December 31, 2010.

The Corporation declared dividends of $78.6 million or $0.56 per Common Share in 2010, representing 33.2 percent of funds flow for the year. Cumulative dividends from the inception of the Trust in 2003 to year-end 2010 totaled over $1.1 billion ($14.324 per Common Share).

Production & Reserves

The Corporation’s average gas price including financial hedging and physical forward sales (“realized” gas price) increased marginally to $7.10 per Mcf in 2010 from $7.09 per Mcfd in 2009 despite lower AECO monthly index prices of $4.13 per Mcf and $4.14 per Mcf in 2010 and 2009 respectively. The Corporation’s realized gas price was substantially bolstered by its proactive natural gas price risk management strategy in 2010, realizing $155.0 million in gains on financial instruments and $1.9 million in call option premiums (2009 - $166.3 million and $5.7 million respectively), and providing a measure of stability to realized prices and funds flows.

Daily average production decreased three percent to 152.6 MMcfe/d in 2010 as a result of non-core asset dispositions, the shut-in of natural gas production at Legend in November 2009 due to gas over bitumen concerns and natural production declines, partially offset by the Edson Acquisition and successful exploration and development activities during the year.

In 2010, Perpetual added 71.8 Bcfe (12.0 MMboe) of proved and probable reserves, replacing 129 percent of its production (111 percent on a total proved basis). After dispositions of 53.1 Bcfe (8.9 MMboe) and production of 55.7 Bcfe (9.3 MMboe) in 2010, proved and probable reserves increased three percent from 471.6 Bcfe (78.6 MMboe) at year-end 2009 to 487.7 Bcfe (81.3 MMboe) and proved reserves increased two percent to 250.4 Bcfe (41.7 MMboe) at year-end 2010. Including changes in future development capital (“FDC”), Perpetual realized finding and development costs (“F&D”) of $1.69 per Mcfe ($10.14 per BOE) on a proved and probable reserve basis in 2010.

Perpetual’s realized finding, development and acquisition costs (“FD&A”), including changes in FDC, were $2.16 per Mcfe ($12.96 per BOE) on a proved and probable basis. FD&A costs were significantly impacted by relatively low disposition metrics on a reserve basis associated with the sale of probable shut-in gas over bitumen reserves of 34.2 Bcf without the related effective funds flow from future royalty reductions for net proceeds of $39.8 million. Perpetual retained the effective funds flow for these shut-in gas over bitumen reserves making the asset sales incomparable to other transactions, therefore the proceeds and reserves associated from these dispositions have been removed for purposes of the FD&A calculation.

OPERATIONS

Properties

In recent years Perpetual has consciously moved to enhance its asset base and prospect inventory, adding an element of higher impact, growth oriented, resource-style opportunities to its asset portfolio, primarily in west central Alberta and also through exposure to heavy oil and bitumen opportunities in eastern Alberta.

Perpetual made significant progress in 2010 progressing its asset base transition from its legacy asset base of conventional shallow natural gas assets in northeast and east central Alberta to add commodity and play diversification with conventional heavy oil and resource-style liquids rich gas and oil plays in the Alberta deep basin. In the fourth quarter of 2010, approximately 15 percent of production came from Perpetual’s resource-style assets in west central Alberta and this is expected to grow to over 25 percent in 2011.

Perpetual’s producing assets were 94 percent natural gas in 2010 and 100 percent concentrated in Alberta.

Eastern District

The Eastern District is geographically comprised of assets in northeast and east central Alberta. Perpetual’s legacy gas producing assets transferred with its spin out from Paramount Resources Ltd. in 2003, complemented with consolidating and operationally synergistic asset acquisitions. Production in this multi-zoned potential area is from over ten different Cretaceous or Devonian aged reservoirs and consists of both conventional and tight unconventional shallow gas reservoirs. The northern part of this district largely overlaps the Athabasca Oil Sands area and the Corporation has also amassed a material inventory of oil sands leases for future development that will require a variety of subsurface recovery technologies.

The vast majority of Perpetual’s shallow gas properties feature well established, high working interest production and most are operated by Perpetual. The base shallow gas production profile is predictable due to the lengthy production histories and the large number of independent producing entities in Perpetual’s asset base. The large number of wells and facilities means unexpected downtime at any single site does not have a material impact on overall production.

Competitive operating costs and access to markets proximal to the producing properties combine to deliver relatively high field netbacks. Perpetual has an extensive inventory of low cost opportunities for value creation including workovers, uphole recompletions and an inventory of drilling prospects which extends throughout the shallow gas asset base. The Corporation has a history of adding production through relatively modest capital expenditures to offset most of the annual natural production declines. Strategic infrastructure ownership provides additional opportunities to add value through operating synergies and economies of scale.

Northeast – The Northeast area has been Perpetual’s largest core area measured by production and total acreage, and is comprised primarily of the original assets acquired from Paramount Resources at the inception of the Trust in 2003. Significant areas of production in this core area include Liege, Saleski, Woodenhouse, Cold Lake, Craigend and Leismer. Production is primarily from the Devonian Grosmont and various overlying Cretaceous formations. The majority of the shut-in gas related to the gas over bitumen issue is in the Wabiskaw-McMurray formation in this area. Production was shut-in in 2003 and 2004 as a result of shut-in orders related to the gas over bitumen regulatory issue. Production at Legend was shut-in on October 31, 2009 as a result of an interim ERCB shut-in order related to a more recent gas over bitumen dispute with oil sands owners in the area. The shut-in assets at Legend were sold in 2010.

Athabasca – Athabasca includes assets south and west of the Corporation’s original spin-out assets in the Northeast area. Production is from multiple stratigraphic horizons including Cretaceous clastic and Devonian carbonate reservoirs. Significant gas producing properties in this core operating area include Calling Lake, Darwin, Marten Hills, Mitsue, Panny, Peter Lake and Wabasca/Hoole.

Bitumen/Heavy Oil – Perpetual has over 333,000 net acres of bitumen rights within the northeast area of the Eastern District, including leases at Liege, Ells, Clyde, Saleski, Panny, Wabasca Lake, Calling Lake and Marten Hills. Certain reservoirs exhibit potential to achieve production through cold-flow technology whereas others will likely require intensive thermal recovery techniques to develop the bitumen resource. Perpetual is in the process of drilling evaluation wells on several leases to further define the resource potential of its bitumen leaseholdings.

Birchwavy East – Shallow gas production from the Birchwavy East area is primarily from Colony channel reservoirs in the Cretaceous Mannville zone as well as other conventional Mannville sand reservoirs. In addition, unconventional, tight, shallow gas resource play potential in the Viking and Colorado Group extend across these as Mannville and Duvernay are the largest properties in this area. The region also has multiple horizons with medium and heavy oil accumulations. Perpetual has defined and initiated development of several medium and heavy oil pools in Birchwavy East. The oil quality is consistent with Western Canadian Blend at Hardisty.

Birchwavy West – Warwick, Bruce and Killam areas of central Alberta are the major producing properties in this core area. A significant inventory of proved and probable undeveloped reserves in the resource play in the Viking formation is booked in this area. As in Birchwavy East, this area holds significant potential for Viking and Colorado shale gas development in the future.

West Central District

The strategic focus on growth in west central Alberta was initiated in 2008 with the purchase of a significant Crown acreage position for Montney gas in the Elmworth area south of Grande Prairie. In 2009, Perpetual completed the acquisitions of Profound Energy Inc. (“Profound”) with focused assets in the Pembina/Carrot Creek area, and in 2010 acquired additional assets in the Edson area (“Edson Acquisition”) to further establish the West Central district.

Production is established from the greater Pembina area and includes light crude oil from the cardium, second white specks, ostracod, ellerslie and fernie sand formations. Liquids rich natural gas (20 to 40 bbl/MMcf) comes from both vertical wells with multiple commingled Cretaceous and Jurassic aged objectives ,and horizontal well with multi-stage fracture stimulations in the Wilrich,Notikewin and Rock Creek formations. The West Central lands complement the Corporation’s existing shallow gas prospect inventory with higher impact, deep basin style resource play opportunities, and the liquids production provides diversification of commodity price risk. Development and exploitation of the reserves is being undertaken with both vertical wells and horizontal wells.

Elmworth Montney – Through grass roots exploration efforts and successful Crown lands sale purchases, Perpetual acquired material exposure to the Montney liquids rich gas play developing at Elmworth in west central Alberta. To manage operational and technical risk, Perpetual entered into a joint venture arrangement with an industry partner whereby the partner would fund and operate three wells to evaluate the lands to earn a 50 percent working interest. The farm-in arrangement was completed in January 2011, and as a result Perpetual has a 50 percent interest in 78 sections of land with contingent resource and reserves established for Montney gas development.

Warwick Gas Storage Inc. (“WGSI”)

In late 2009, Perpetual initiated the development of a partially depleted gas reservoir within the Corporation’s existing asset base near Vegreville, Alberta for commercial gas storage purposes. The WGSI Facility is located in close proximity to Alberta gas transmission lines. The injection phase of the first test cycle began in May 2010 and the WGSI Facility was fully operational for withdrawal as of January 2011, following construction of compression and other facilities. The WGSI Facility is currently in the withdrawal phase of the test cycle and is capable of withdrawal of third party natural gas at rates of up to 205 MMcf/d.

Production

			2010			2009			2008
Production by core area and commodity	Oil & NGL (bbl/d)	Gas (MMcf/d)	Total (MMcfe/d)	Oil & NGL (bbl/d)	Gas (MMcf/d)	Total (MMcfe/d)	Oil & NGL (bbl/d)	Gas (MMcf/d)	Total (MMcfe/d)
Eastern District
Northeast (1)	–	41.2	41.2	–	57.5	57.5	–	68.9	68.9
Athabasca (2)	49	38.8	39.1	62	46.9	47.3	64	59.1	59.5
Birchwavy West	27	19.0	19.2	44	16.1	16.4	95	22.0	22.6
Birchwavy East	180	27.2	28.3	299	26.2	28.0	337	27.5	29.5
Eastern District total	256	126.2	127.8	405	146.7	149.2	496	177.5	180.5
West Central District	986	18.2	24.1	312	5.6	7.5	–	–	–
Other	3	0.7	0.7	4	1.0	1.0	6	1.7	1.7
Total	1,245	145.1	152.6	721	153.4	157.7	502	179.2	182.2

Average total daily production (MMcfe/d)	2010	2009	2008
Average daily production	152.6	157.7	182.2
Deemed production from gas over bitumen financial solution (1)	24.8	19.9	19.2
Total actual plus deemed production	177.4	177.6	201.4

(1)

Effective October 31, 2009 the Energy Resources Conservation Board (“ERCB”) ordered the shut-in of approximately 8.6 MMcf/d of natural gas production from Perpetual’s Legend property in the Northeast core area due to gas over bitumen concerns. The Corporation shut-in an additional 1.9 MMcf/d of gas production due to the shut-in of facilities in the area. The majority of this production qualified for the gas over bitumen financial solution, and as such has been added to Perpetual’s deemed production.

(2)

Perpetual has a controlling interest in Severo Energy Corp. (“Severo”), a private company engaged in oil and gas exploration in Canada. Since the Corporation retained control of Severo, the results, assets and liabilities of this entity have always been included in Perpetual’s financial statements. Effective October 5, 2010 Perpetual purchased the remaining 11 percent interest in Severo and Severo became a wholly-owned subsidiary of the Corporation. As such, the Severo assets have been included in the Athabasca area.

Natural gas production volumes decreased five percent to 145.1 MMcf/d in 2010 from 153.4 MMcf/d in 2009, primarily due to the full year effect of shut-in of natural gas production by the ERCB at Legend in November 2009 and non-core property dispositions during the year, partially offset by the Edson Acquisition completed on April 1, 2010. Oil and NGL production volumes increased 524 bbl/d or 73 percent from 2009 levels due to positive results from capital spending in the Edson and Carrot Creek areas targeting oil and liquids rich gas and an increased focus on development of several heavy oil pools in eastern Alberta. Total actual and deemed production was unchanged year over year at 177.4 MMcfe/d as compared to 177.6 MMcfe/d in 2009.

Capital expenditures

Capital expenditures ($ thousands)	2010	2009	2008
Exploration and development (1)	101,365	53,463	99,512
Crown and freehold land purchases	13,837	3,908	26,579
Gas storage	57,587	10,800	–
Acquisitions	141,905	17,436	5,706
Profound acquisition (2)	–	113,029	–
Dispositions (3)	(91,252)	(26,580)	(24,220)
Other	707	649	1,588
Total capital expenditures	224,149	172,705	109,165

(1)

Exploration and development expenditures for 2010 include approximately $4.0 million in exploration costs which have been expensed directly on the Corporation’s statement of earnings (2009 - $6.4 million) in accordance with the successful efforts method of accounting. Exploration costs including seismic expenditures and dry hole costs are considered by Perpetual to be more closely related to investing activities than operating activities, and therefore they are included with capital expenditures.

(2)

Includes cash and share consideration plus assumption of Profound’s outstanding net debt as of the closing date.

(3)

Dispositions include the receipt of $7.1 million in common shares of Trioil Resources Ltd., a junior oil and gas company focused on the exploration and development of Cardium oil plays in southern Alberta, which were received as partial consideration for the sale of Perpetual’s Cochrane property completed in the second quarter of 2010. Since this is a non-cash transaction, those proceeds are not included in the Corporation’s statement of cash flows for the current year.

Exploration and development expenditures excluding land, measured $101.4 million in 2010 as compared to $53.5 million for 2009. West Central District capital spending totaled $59.1 million, directed primarily towards the drilling and completion of 5 Cardium oil wells (3.2 net) and 5 wells (4.5 net) targeting liquids rich gas in the Wilrich formation and the expansion of a compressor station at Edson to increase processing capacity by 20 MMcf/d plus associated liquids of 40 bbls per MMcf. Eastern district expenditures of $39.4 million were concentrated on low-cost shallow gas recompletions to maintain production levels, the drilling and completion of 9 gas and oil wells (7.5 net) in Birchwavy, facilities optimization projects designed to reduce production costs and evaluation of the Corporation’s oilsands leases at Panny and Marten Hills. Capital spending of $2.9 million was allocated to Perpetual’s New Ventures areas.

Land acquisitions totaled $13.8 million in 2010, a $9.9 million increase from 2009 levels. Acquisitions included several exploratory parcels in the Caroline, Waskahigan and Del Bonita areas of Alberta as well as additional land purchases in the West Central district and minor maintenance acreage purchases in the Eastern district.

Acquisition spending totaled $141.9 million including the Edson Acquisition and an acquisition of shallow natural gas production in eastern Alberta for $16.6 million. Through the Edson Acquisition, Perpetual obtained approximately 10 MMcfe/d natural gas and liquids production (80 percent natural gas) as well as extensive gathering and processing infrastructure and 13,393 net acres of undeveloped lands prospective for the Wilrich formation in a desirable multi-zone part of the Alberta deep basin (the “Edson Assets”). Perpetual has identified significant upside in the acquired assets through further intensified development of the Rock Creek basin-centered gas zone, development of the liquids rich Wilrich formation and through other deep basin, gas-saturated zones that are prospective for horizontal development.

As part of the Edson Acquisition, Perpetual negotiated a farm-in arrangement on 37 gross (31 net) sections of undeveloped Cardium rights in the area of which 22 net sections are believed by Perpetual to be prospective for light oil. The farm-in includes a two well horizontal drilling and completion commitment, each earning 50 percent of the vendor’s net interest in four sections followed by a rolling option to earn the additional lands on the same basis. In 2010 Perpetual drilled 2 Cardium wells (1.2 net) fulfilling its farm-in commitment.

Disposition proceeds increased to $91.3 million, including $7.1 million in shares of TriOil Resources Ltd. in 2010 from $26.6 million in 2009. The current year total includes the disposal of shut-in gas over bitumen assets for $39.8 million, minor oil and gas property dispositions in Birchwavy East and Athabasca, and the sale of producing non-core assets in west central Alberta obtained through the acquisition of Profound Energy Inc. (“Profound”)
in 2009.

Gas storage capital spending totaled $57.6 million in 2010, as compared to $10.8 million in 2009. Spending for the current year was focused on design, construction, installation and testing of the compression facilities for the winter withdrawal phase of operations, as well as drilling additional wells into the storage reservoir to increase injection and withdrawal capability. The WGSI facility was fully operational for natural gas withdrawal in January 2011.

Drilling

	2010		2009		2008
Wells drilled	Gross	Net	Gross	Net	Gross	Net
Gas	48	44.3	46	36.2	91	75.4
Oil	14	11.6	2	2.0	–	–
Service	1	1.0	–	–	–	–
Gas storage	6	6.0	4	4.0	–	–
Dry	1	1.0	–	–	2	1.6
Total	70	63.9	52	42.2	93	77.0
Success rate (%)	99	98	100	100	98	98

Perpetual drilled 63.9 net wells in 2010 as compared to 42.2 wells in 2009. Drilling activity in 2010 included 22 (20.8 net) wells in the northeast Alberta, 25 (22.5 net) wells in east central Alberta, 17 (14.6 net) wells in the West Central district, including two oil wells, and 6 wells (6.0 net) as part of the reservoir delineation and development of Perpetual’s gas storage facility.

Reserves

Perpetual’s complete National Instrument 51-101 (“NI 51-101”) reserves disclosure as at December 31, 2010 including underlying assumptions regarding commodity prices, expenses and other factors, and reconciliation of reserves on a net interest basis (working interest less royalties payable) is contained in the Corporation’s Annual Information Form for the year ended December 31, 2010.

The reserves data set out below (the “Reserves Data”) is based primarily upon an evaluation by McDaniel and Associates Consultants Ltd. (“McDaniel”) with an effective date of December 31, 2010 contained in a report of McDaniel dated February 7, 2011 (the “McDaniel Report”). In addition to the McDaniel Report, Perpetual also engaged GLJ Petroleum Consultants (“GLJ”) to prepare a supplemental independent reserve report for its Elmworth Montney property (the “GLJ Report”). The Reserves Data is equal to the sum of the reserves assigned in the McDaniel Report and the GLJ Report, and summarizes the oil, liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using McDaniel and GLJ forecast prices and costs. Reserves are presented on a company interest basis, including royalty interests and before royalty burdens. Columns and rows in reserve and net present value tables may not add due to rounding.

Oil and natural gas reserves as at December 31			2010			2009			2008
	Oil & NGL (Mbbl)	Gas (MMcf)	Total (MMcfe)	Oil & NGL (Mbbl)	Gas (MMcf)	Total (MMcfe)	Oil & NGL (Mbbl)	Gas (MMcf)	Total (MMcfe)
Proved
Developed producing	2,360	187,223	201,380	1,786	192,033	202,757	580	207,374	210,855
Developed non-producing	141	20,786	21,633	81	7,808	8,293	16	13,531	13,621
Undeveloped	733	22,990	27,390	384	31,018	33,322	20	39,018	39,138
Total proved	3,234	230,999	250,402	2,251	230,859	244,372	616	259,923	263,615
Probable producing, non-producing and undeveloped	2,017	198,030	210,133	1,129	174,626	181,398	341	194,749	196,793
Probable shut-in gas over bitumen	–	27,196	27,196	–	45,806	45,806	–	26,648	26,648
Total probable	2,017	225,226	237,329	1,129	220,432	227,204	341	221,397	223,441
Total proved & probable	5,252	456,224	487,731	3,380	451,291	471,576	957	481,320	487,055
Total proved & probable per Common Share (Mcfe/Share)			3.29			3.74			4.31

The proved producing reserves comprise 80 percent of the total proved reserves and 41 percent of the total proved and probable reserves, while proved and probable developed producing reserves are 55 percent of the total proved and probable reserves. Total proved reserves account for 51 percent of the total proved and probable reserves. McDaniel and GLJ have estimated the future development costs (“FDC”) required to convert non-producing and undeveloped reserves to producing reserves at $279.8 million.

The Corporation’s total proved & probable natural gas reserves at December 31, 2010 increased one percent from 2009, primarily as a result of the Edson Acquisition, follow up drilling activity at Elmworth and reserve additions related to drilling and completion activities and upward technical revisions in the Eastern district. These additions were partially offset by production during the year, the disposition of shut-in gas over bitumen assets and other non-core asset sales and negative revision related to substantially reduced natural gas price assumptions.

Proved & probable oil and NGL reserves increased by 55 percent over prior year levels due to the Edson Acquisition and increased focus on oil and liquids rich gas development as part of the Perpetual’s 2010 capital spending programs. Perpetual intends to continue to increase liquids reserves as a portion of the Corporation’s asset portfolio in 2011 with development capital directed preferential to these assets.

McDaniel’s price forecast utilized in the evaluation is summarized below.

McDaniel January 1, 2011 Price Forecast
Year	West Texas Intermediate Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/MMBtu)	Foreign Exchange ($US/$Cdn)
2011	85.00	84.20	4.25	0.975
2012	87.70	88.40	4.90	0.975
2013	90.50	91.80	5.40	0.975
2014	93.40	94.80	5.90	0.975
2015	96.30	97.70	6.35	0.975
2016	99.40	100.90	6.75	0.975
2017	101.40	102.90	7.10	0.975
2018	103.40	104.90	7.40	0.975
2019	105.40	107.00	7.60	0.975
2020	107.60	109.20	7.75	0.975
2021	109.70	111.30	7.85	0.975
2022	111.90	113.60	8.05	0.975
2023	114.10	115.80	8.20	0.975
2024	116.40	118.10	8.40	0.975
Escalate thereafter at	2%	2%	2%	0.975

The GLJ price forecasts utilized in the evaluation of the Elmworth Montney assets are summarized below.

GLJ January 1, 2011 Price Forecast
Year	West Texas Intermediate Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/MMBtu)	Foreign Exchange ($US/$Cdn)
2011	88.00	86.22	4.16	0.98
2012	89.00	89.29	4.74	0.98
2013	90.00	90.92	5.31	0.98
2014	92.00	92.96	5.77	0.98
2015	95.17	96.19	6.22	0.98
2016	97.55	98.62	6.53	0.98
2017	100.26	101.39	6.76	0.98
2018	102.74	103.92	6.90	0.98
2019	105.45	106.68	7.06	0.98
2020	107.56	108.84	7.21	0.98
Escalate thereafter at	2%	2%	2%	0.98

Perpetual’s proved and probable reserves to production ratio at December 31, 2010, also referred to as reserve life index (“RLI”) was 8.7 years while the proved RLI was 4.9 years, based on 2011 production estimates in the McDaniel Report and GLJ Report.

The net present values of future net revenues (“NPV”) for Perpetual’s reserves, before taxes using McDaniel and GLJ forecast prices and costs at zero, five and ten percent discount rates are presented in the table below.

			2010			2009			2008
NPV of reserves at December 31 ($ millions)	0%	5%	10%	0%	5%	10%	0%	5%	10%
Proved
Developed producing	674.3	537.7	453.4	784.3	654.6	569.5	1,008.7	845.7	739.2
Developed non-producing (1)	99.7	44.4	26.4	17.6	14.0	11.9	9.8	14.2	14.8
Gas over bitumen royalty adjustments	110.6	92.3	78.8	129.9	109.9	94.9	79.6	70.5	63.2
Undeveloped	57.2	36.0	23.2	77.2	56.0	41.1	112.5	81.0	58.8
Total proved	941.8	710.4	581.8	1,009.0	834.5	717.4	1,210.6	1,011.4	876.0
Probable
Developed and undeveloped	652.6	417.0	293.4	727.2	497.4	359.9	797.4	552.5	405.9
Shut-in gas over bitumen reserves (2)	105.9	73.6	53.0	100.3	55.3	32.3	123.1	78.3	51.7
Total probable	758.5	490.6	346.4	827.5	552.7	392.2	920.5	630.8	457.6
Total proved & probable	1,700.3	1,201.0	928.2	1,836.5	1,387.2	1,109.6	2,131.1	1,642.2	1,333.6
Common Shares outstanding (millions)	148.3	148.3	148.3	126.2	126.2	126.2	113.0	113.0	113.0
Total proved & probable per Common Share ($/Share)	11.47	8.10	6.26	14.55	10.99	8.79	18.86	14.53	11.80

(1)

The McDaniel and GLJ Reports incorporate an estimate for abandonment costs for producing and non-producing wells. This may result in a net liability to Perpetual for wells in this category.

(2)

The McDaniel Report assumes that the shut-in gas over bitumen reserves are probable but the future abandonment and reclamation liability associated with the wells is proved, that the reserves return to production after ten years of shut-in and that such production is subject to an incremental ten percent gross overriding royalty payable to the Crown.

At a 10 percent discount factor, the proved producing reserves comprise 57 percent of the total proved and probable value while proved and probable developed producing reserves represent 71 percent of the total proved and probable value. Total proved reserves account for 63 percent of the proved and probable value.

After-tax reserve amounts from the McDaniel and GLJ Reports using forecast prices and costs are shown below.

After-tax net present values as at December 31, 2010	Total proved		Total proved and probable
($ millions, discounted at 0% and 10%)	0%	10%	0%	10%
Net present value, before taxes	941.8	581.8	1,700.3	928.2
Income taxes	(43.2)	(17.9)	(231.9)	(109.6)
Net present value, after taxes	898.6	563.9	1,468.4	818.6

The McDaniel and GLJ Reports assume the utilization of Perpetual’s current existing tax pools plus additions from future development costs, beginning in 2011 with taxation of after-tax cash flow at corporate income tax rates beginning in 2013.

The following table sets forth a reconciliation of the changes in reserves for the year ended December 31, 2010 from the opening balance on December 31, 2009 derived from the McDaniel and GLJ Reports at those dates, using McDaniel and GLJ forecast prices.

Reserves reconciliation (MMcfe)	Proved	Probable	Proved & Probable
December 31, 2009	244,372	227,204	471,576
Discoveries and extensions	42,934	33,849	76,783
Technical revisions	31,544	(4,332)	27,212
Acquisitions, net of dispositions	11,243	(21,096)	(9,853)
Production	(55,704)	0	(55,704)
Economic factors	(23,987)	1,704	(22,283)
December 31, 2010	250,402	237,329	487,731

Finding and development (“F&D”) costs

Under National Instrument 51-101, the methodology to be used to calculate F&D and finding, development and acquisition (“FD&A”) costs includes incorporating changes in FDC required to bring the proved undeveloped and probable reserves to production. For continuity, Perpetual has presented herein FD&A costs calculated both excluding and including FDC. Changes in forecast FDC occur annually as a result of development activities, acquisitions and disposition activities and capital cost estimates that reflect the independent evaluator’s best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.

The following table summarizes Perpetual’s F&D cost as well as finding, development and acquisition costs, before and after the inclusion of changes in FDC. Finding and development costs, including changes in FDC were $1.69 per Mcfe ($10.14 per BOE) on a proved and probable basis in 2010.

The same metrics are presented below with the impact of the sale of probable shut-in gas over bitumen reserves removed, as the dispositions are not comparable to other acquisitions and dispositions since Perpetual retained the effective funds flow related to the Government of Alberta’s gas over bitumen financial solution through royalty reductions associated with the shut-in properties. Including changes in FDC, FD&A costs were $2.16 per Mcfe ($12.96 per BOE) on a proved and probable basis.

Perpetual has also summarized in the table below these same metrics with the effect of the price-related revisions removed. Perpetual believes that the majority of these reserves will return to the books with a recovery in natural gas prices as the technical merits for booking the reserves have not changed, only the economic circumstances. Excluding the effects of negative reserve revisions related to substantially lower forward gas prices, including changes in FDC, Perpetual’s F&D costs were $1.33 per Mcfe ($7.98 per BOE) for proved and probable reserves and FD&A costs were $1.78 per Mcfe ($10.68 per BOE) in 2010 on a proved and probable basis.

2010 FD&A costs – company interest reserves

		Proved excluding GOB	Proved excluding GOB disposition &	Proved &	Proved and probable excluding GOB	Proved and probable excluding GOB disposition &
($ millions, except as noted)	Proved	disposition (2)	price revisions (2,4)	probable	disposition (2,3)	price revisions (2,3,5)
F&D costs, excluding FDC
Exploration and development capital expenditures (1)	115.2	115.2	115.2	115.2	115.2	115.2
Reserve additions including revisions – Bcfe	50.5	50.5	74.5	81.7	81.7	104.0
F&D costs – $/Mcfe (6)	2.28	2.28	1.55	1.41	1.41	1.11

F&D costs, including FDC
Exploration and development capital expenditures	115.2	115.2	115.2	115.2	115.2	115.2
Total change in FDC	(0.6)	(0.6)	(0.6)	22.8	22.8	22.8
Total F&D capital including change in FDC	114.6	114.6	114.6	138.0	138.0	138.0
Reserve additions including revisions – Bcfe	50.5	50.5	74.5	81.7	81.7	104.0
F&D costs – $/Mcfe (6)	2.27	2.27	1.54	1.69	1.69	1.33

FD&A costs, excluding FDC
Exploration and development capital expenditures	115.2	115.2	115.2	115.2	115.2	115.2
Net acquisitions	50.7	90.5	90.5	50.7	90.5	90.5
FD&A capital expenditures including net acquisitions	165.9	205.7	205.7	165.9	205.7	205.7
Reserve additions including net acquisitions – Bcfe	61.7	61.7	85.7	71.9	106.0	128.3
FD&A costs – $/Mcfe	2.69	3.33	2.40	2.31	1.94	1.60

FD&A costs, including FDC
FD&A capital expenditures including net acquisitions	165.9	205.7	205.7	165.9	205.7	205.7
Total change in FDC	(0.6)	(0.6)	(0.6)	22.8	22.8	22.8
Total FD&A capital including change in FDC	165.3	205.1	205.1	188.7	228.5	228.5
Reserve additions including net acquisitions – Bcfe	61.7	61.7	85.7	71.9	106.0	128.3
FD&A costs including FDC – $/Mcfe	2.68	3.32	2.39	2.62	2.16	1.78

(1)

$57.6 million of capital expenditures associated with the Warwick Gas Storage project have been excluded, includes $13.8 million of undeveloped land purchases.

(2)

Disposition proceeds totaling $39.8 million associated with the gas over bitumen asset dispositions have been added back into the net acquisition capital.

(3)

34.2 Bcf of probable reserves associated with the gas over bitumen asset dispositions have been added back into the net acquired reserves.

(4)

24.0 Bcf of proved reserves associated with price related revisions have been added back into the total reserve additions and revisions.

(5)

22.3 Bcf of proved and probable reserves associated with price related revisions have been added back into the total reserve additions and revisions.

Land

	2010		2009		2008
Land inventory	Net acres	Average working interest (%)	Net acres	Average working interest (%)	Net acres	Average working interest (%)
Developed	1,516,366	67.49	1,666,352	68.0	1,694,944	65.9
Undeveloped	1,905,009	84.09	2,092,637	83.1	2,106,021	81.1
Total	3,421,375	75.82	3,758,989	75.6	3,800,965	73.6

Perpetual’s undeveloped net acreage position decreased nine percent from 2009 levels due to lease expiries and disposed acreage, partially offset by the Edson acquisition and land purchases in west central Alberta and new ventures areas. Perpetual has the most extensive inventory of undeveloped land in the intermediate oil and gas sector relative to its production and reserves base.

The Corporation’s undeveloped acreage in the Northeast core area includes approximately 239,000 net acres inside the gas over bitumen area of concern. While development of this acreage is restricted in certain formations, there are numerous other prospective zones in the region. The mineral rights for leases with shut-in production are continued indefinitely under Section 8(1)(h) of the Mines and Minerals Act (Alberta) until resolution of the gas over bitumen issue.

Further, the Corporation now has in inventory a total of 333,000 net acres of undeveloped oil sands leases.

Perpetual’s third party estimate of the fair market value of its undeveloped acreage by region for purposes of the above net asset value calculation is based on recent Crown land sale activity adjusted for tenure and other considerations and is as follows.

Fair market value of undeveloped land
Area	Acres	Total Value ($)	$/Acre
North	1,001,029	41,042,433	41.00
South	405,289	59,761,578	147.45
West Central	140,082	66,445,075	474.33
New Ventures	25,350	8,607,925	339.56
Heavy Oil	333,259	27,809,494	83.45
Totals	1,905,009	203,666,505	106.91

The 43 percent increase in estimated fair value to $204 million at December 31, 2010 from $143 million at December 31, 2009 is primarily related to the prospective lands acquired in west central Alberta through the Edson acquisition, and higher values attributed to the Corporation’s heavy oil leases.

Net Asset Value

The following net asset value (“NAV”) table shows what is normally referred to as a “produce-out” NAV calculation under which the Corporation’s reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. It should not be assumed that the NAV represents the fair market value of Perpetual common shares. Actual results will differ materially from the assumptions mandated by NI 51-101, as these do not reflect the full potential value of the Corporation’s extensive prospect inventory.

As of December 31, 2010, no reserves or contingent resources are yet assigned to any of Perpetual’s heavy oil projects in northeast Alberta. The incremental value of Perpetual’s extensive prospect inventory for its game-changing opportunities in the Montney at Elmworth, Cardium light oil at Carrot Creek, Wilrich liquids rich gas at Edson, the Colorado shallow shale gas in east central Alberta and the bitumen projects in northeast Alberta, above the nominal amount which is currently recognized by McDaniel and GLJ, is captured only through the assessment of the fair market value of undeveloped land based on current land sale valuation parameters.

The value of the Corporation’s Warwick Gas Storage asset has been recorded at cost in the net asset value calculation below. Construction of the Warwick Gas Storage facility was completed in the fourth quarter of 2010 and withdrawal has now commenced on the test cycle which will be complete at the end of March 2011. Information gathered during the test cycle will define the developed working gas capacity of the storage reservoir at that time. This in turn will lead to a more comprehensive valuation of the asset.

Pre-tax Net Asset Value at December 31, 2010 (1) ($ millions except as noted)	Undiscounted	5%	8%	Discounted at 10%
Total proved and probable reserves (2)	1,700	1,201	1,021	928
Fair market value of undeveloped land (3)	204	204	204	204
Market value of TriOil Resources Ltd. shares	6	6	6	6
Warwick gas storage (4)	68	68	68	68
Net bank debt (5)	(211)	(211)	(211)	(211)
Convertible debentures	(235)	(235)	(235)	(235)
Estimate of additional future abandonment and reclamation costs (6)	(110)	(63)	(46)	(38)
Mark to McDaniel’s cost of WGSI forward sale obligation (7)	(40)	(34)	(31)	(29)
Net Asset Value	1,382	936	775	693
Common Shares Outstanding (million) – basic	148.3	148.3	148.3	148.3
Net Asset Value per Share ($/Common Share)	9.32	6.31	5.23	4.67

(1)

Financial information is per Perpetual’s 2010 unaudited consolidated financial statements.

(2)

Reserve values per McDaniel Report and GLJ Report as at December 31, 2010.

(3)

Third party estimate.

(4)

Book value recorded at cost as at December 31, 2010.

(5)

Includes $10 million held in escrow at year-end relating to the WGSI Facility funding arrangement, which was not included in net debt in the Corporation’s balance sheet at December 31, 2010.

(6)

Amounts are net of salvage value and in addition to amounts in the McDaniel Report and GLJ Report for future well abandonment costs related to developed reserves. See “Abandonment and reclamation costs”.

(7)

Value of Perpetual’s forward sale obligation related to the gas storage funding arrangement at year end 2010 assuming settlement against the McDaniel price forecast.

In the absence of adding reserves to the Corporation, the NAV per share will decline as the reserves are produced out. The funds flow generated by the production relates directly to the cash dividends paid to Perpetual shareholders. The above evaluation includes future capital expenditure expectations required to bring undeveloped reserves recognized by McDaniel and GLJ that meet the criteria for booking under NI 51-101 on production. In order to independently assess the “going concern” value of the Corporation, a more detailed independent assessment would be required of the upside potential of specific properties and the ability of the Perpetual team to continue to make value-adding capital expenditures, some of which may require external financing.

Perpetual’s three year history of net asset value and net asset value per Common Share, discounted at eight percent and including dividends paid to Shareholders, is as follows.

Pre-tax net asset value at December 31, discounted at 8% ($ millions except per share amounts)	2010	2009	2008
Net asset value	775	830	1,010
Net asset value per Common Share ($/Share)	5.23	6.59	8.94
Dividends per Common Share ($/Share)	0.56	0.64	1.20
Net asset value per Common Share including dividends paid ($/Share)	5.79	7.23	10.14

The decline in net asset value is directly related to declines in natural gas prices. The AECO Monthly Index price was $8.13, $4.14 and $4.13 per Mcf at AECO in 2008, 2009 and 2010 respectively.

MARKETING

Natural gas prices

Natural gas price ($/Mcf, except percentages)	2010	2009	2008
Reference prices
AECO Monthly Index	4.13	4.14	8.13
AECO Daily Index	4.00	3.98	8.15
Alberta Gas Reference Price (1)	3.77	3.85	7.88
Average Perpetual prices
Before financial hedging (2)	4.17	4.12	8.15
Percent of AECO Monthly Index	101	100	100
Including financial hedging (“Realized” natural gas price)	7.10	7.09	8.18
Percent of AECO Monthly Index	172	171	101

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties.

(2)

Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

U.S. natural gas prices are typically referenced to NYMEX at the Henry Hub in Louisiana, while western Canada natural gas prices are referenced to the AECO Hub in Alberta. AECO Monthly Index prices were relatively consistent from 2009 to 2010, averaging $4.14 per Mcf and $4.13 per Mcf respectively. North American natural gas prices have been under downward pressure since 2008 as a result of increased supply from shale gas plays coupled with reduced industrial demand due to the economic recession. Perpetual’s natural gas price before financial hedging increased one percent to $4.17 per Mcf in 2010 from $4.12 per Mcf in 2009 due to the inclusion of a physical fixed-price contract for 10,000 GJ/d at a price of $7.75 per GJ in the Corporation’s natural gas revenues for November to December 2010. Physical fixed-price forward contracts are included in gas revenue, while monthly settlements from financial forward contracts are included in realized gains on financial instruments.

The Alberta Gas Reference Price is the monthly weighted average of intra-Alberta consumers’ prices and ex-Alberta border prices, reduced by allowances for transporting and marketing gas, and is used to calculate Alberta Gas Crown Royalties. The Alberta Gas Reference Price decreased two percent from $3.85 per Mcf in 2009 to $3.77 per Mcf in 2010.

Perpetual’s average realized gas price was $7.10 per Mcf in 2010 compared to $7.09 per Mcf in 2009. Realized gas prices are well above the AECO Monthly Index for 2010 and 2009 due to realized hedging gains of $155.0 million and $166.3 million, respectively. The Corporation’s active gas price hedging program has been instrumental in maintaining cash flows for the last two years despite the decrease in AECO prices.

Oil and NGL prices

Oil and NGL prices ($/bbl)	2010	2009	2008
West Texas Intermediate (“WTI”) light oil (US$/bbl)	79.53	61.80	99.66
Average Perpetual realized price ($/bbl)	68.29	61.91	82.82

The Corporation’s average realized price for oil and NGLs increased to $68.29 per bbl in 2010 from $61.91 per bbl in 2009, primarily due to higher WTI oil prices, partially offset by an increasing proportion of NGL production included in Perpetual’s liquids production mix. The 2009 realized price for oil and NGLs was higher than the average WTI price as the majority of the Corporation’s 2009 liquids production occurred in the second half of the year subsequent to the Profound acquisition, when WTI prices were highest.

Hedging and risk management

Perpetual’s gas price risk management strategy is focused on using financial instruments to mitigate the effect of commodity price volatility on funds flow and dividends, to lock in attractive economics on capital programs and acquisitions and to take advantage of perceived anomalies in natural gas markets. The Corporation uses both financial arrangements and physical forward sales to economically hedge up to a maximum of 60 percent of the trailing quarter’s production including gas over bitumen deemed volumes in accordance with the limits under the Corporation’s credit facility and Hedging and Risk Management Policy. Perpetual will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Corporation’s realized gas price. The term “financial instruments” includes all financial and physical risk management contracts. Although Perpetual considers the majority of these risk management contracts to be effective economic hedges against potential gas price volatility, the Corporation does not follow hedge accounting for its financial instruments.

Perpetual’s hedging activities are conducted by an internal Risk Management Committee under guidelines approved by the Corporation’s Board of Directors. Perpetual’s hedging strategy, though designed primarily to protect funds flow and dividends, capital programs and debt management, is opportunistic in nature. Depending on management’s perceived position in the commodity price cycle the Corporation may elect to reduce or increase its hedging position within the approved guidelines. The Corporation mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

For a complete list of Perpetual’s outstanding financial instruments as at December 31, 2010, please see note 12 to the annual consolidated financial statements as at and for the year ended December 31, 2010. The Corporation had no outstanding financial or physical fixed-price natural gas contracts as at March 7, 2011.

As part of Perpetual’s risk management strategy, the Corporation has also sold forward financial call options to counterparties to purchase natural gas from Perpetual at strike prices in excess of current forward prices. Option premiums of $7.6 million have been received and included in funds flows in respect of these transactions, of which $5.7 million was recorded in 2009 and $1.9 million was recorded in 2010. Call option contracts outstanding as of March 7, 2011 are as follows:

		% of 2010	Strike Price	Futures Market (3)
Type of Contract	Volumes at AECO (GJ/d)	Budgeted Volume (2)	($/GJ) (1)	$/GJ)	Term
Sold Call	30,000	16	6.00	3.22	April – October 2011

(1)

Weighted average prices are calculated by netting the volumes of the lowest-priced financial and physical sold/bought contracts together and measuring the net volume at the weighted average “sold” price for the remaining financial and physical contracts.

(2)

Calculated using 185,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes and voluntary production shut-ins.

(3)

Futures market reflects AECO/NYMEX forward market prices as at March 7, 2011.

FINANCIAL RESULTS

Revenue

Revenue ($ thousands)	2010	2009	2008
Natural gas revenue (1)	221,099	229,943	528,355
Oil and NGL revenue	31,036	16,300	15,221
Gas storage revenue	8,082	–	–
Realized gains (losses) on financial instruments (2)	155,025	166,340	(1,283)
Call option premiums received (3)	1,851	5,740	3,408
Total oil and natural gas revenue	417,093	418,323	545,701

(1)

Includes revenues related to physical forward sales contracts which settled during the period.

(2)

Realized gains (losses) on financial instruments include settled financial forward contracts and options.

(3)

Call option premiums received are included in the calculation of the Corporation’s realized gas price and funds flows.

Natural gas revenue decreased to $221.1 million in 2010 from $229.9 million in 2009 due to lower production volumes, while oil and NGL revenues increased by $14.7 million as a result of higher production and pricing compared to prior year. Realized gains on financial instruments totaled
$155.0 million in 2010 as compared to $166.3 million in 2009.

The Corporation also recorded unrealized losses on financial instruments of $63.2 million in 2010, reflecting the change in the fair value of financial and physical forward natural gas and foreign exchange contracts during the year. As the majority of Perpetual’s outstanding financial instrument contracts at January 1, 2010 settled during the year and others were terminated in advance of their maturity dates, the Corporation’s financial instrument asset at December 31, 2010 decreased, leading to the unrealized loss.

Gas storage revenue is derived from injecting, storing and withdrawing natural gas from the WGSI Facility on behalf of third parties, and is recorded in accordance with the terms of the storage contracts. Storage revenue of $8.1 million for 2010 is comprised primarily of gas injection revenue received from May 1, 2010 to October 31, 2010 for the first test cycle of the WGSI Facility. Gas withdrawals were not initiated until 2011. Including operating costs, the WGSI facility generated operating cash flows of $6.6 million in 2010.

Funds flow

	2010		2009			2008
Funds flow reconciliation	$ millions	($/Mcfe)	$ millions	($/Mcfe)	$ millions	($/Mcfe)
Production volume (Bcfe)	55.7		57.5			66.7
Revenue (1)	417.1	7.49	418.3	7.27	545.7	8.18
Royalties	(22.1)	(0.40)	(17.4)	(0.30)	(92.3)	(1.38)
Operating costs	(91.2)	(1.64)	(105.1)	(1.83)	(120.6)	(1.81)
Transportation costs	(11.9)	(0.21)	(11.7)	(0.20)	(14.1)	(0.21)
Operating netback from production	291.9	5.24	284.1	4.94	318.7	4.78
Gas over bitumen royalty adjustments	12.3	0.22	10.4	0.18	20.8	0.31
Lease rentals	(4.4)	(0.08)	(4.2)	(0.07)	(3.5)	(0.05)
General and administrative (2)	(34.4)	(0.62)	(32.1)	(0.56)	(31.9)	(0.48)
Interest and other (2)	(11.9)	(0.21)	(11.9)	(0.21)	(13.7)	(0.20)
Interest on convertible debentures (2)	(16.3)	(0.29)	(15.0)	(0.26)	(15.0)	(0.23)
Funds flow (2) (3)	237.2	4.26	231.3	4.02	275.4	4.13

(1)

Revenue includes realized gains and losses on financial instruments, call option premiums received and gas storage revenue.

(2)

Excludes non-cash items.

(3)

This is a non-GAAP measure; see “Other non-GAAP measures” in this MD&A.

Royalties

Perpetual pays Crown, freehold and gross overriding royalties that are dependent upon production volumes, commodity prices, location and age of producing wells and type of production. Gas Crown royalties are reduced by Gas Cost Allowance (“GCA”) deductions, which are based on processing fees and allowable capital costs incurred at a property and are in accordance with Crown royalty regulations. Crown royalty rates tend to decrease with decreases in the Alberta Gas Reference Price, and rise as the reference price increases. Oil royalties are taken in kind directly from the wellhead by the Alberta Crown, and an amount is included in royalty expense based on the oil price received by the Corporation.

The effective royalty rate applicable to the Corporation in 2010 was 5.3 percent (2009 – 4.1 percent) or $0.40 per Mcfe (2009 - $0.30 per Mcfe). Royalty rates in both 2010 and 2009 were below the Corporation’s historical average royalty rates due to the inclusion of realized gains on financial instruments of $155.0 million and $166.3 million, respectively in revenue. Perpetual’s 2010 royalty rate, measured as a percentage of oil and gas revenues before financial instruments, gas storage revenue or call option premiums, increased to 8.8 percent from 7.1 percent in 2009 due to higher royalty rates on production from the West Central district assets, which have higher productivity per well than Perpetual’s legacy assets in the Eastern district, as well as higher royalty rates on oil wells due to higher prices relative to natural gas.

In 2009 the Government of Alberta announced a new incentive program designed to increase industry activity despite low oil and natural gas prices and tightened credit markets caused by the global financial crisis. The program was effective April 1, 2009, and offered two separate incentives:

A $200 per metre drilling royalty credit for new conventional oil and natural gas wells drilled between April 1, 2009 and March 31, 2011, available to companies on a sliding scale based on company production levels from 2008.

A maximum five percent royalty rate for the first year of production from new oil or gas wells, subject to a maximum annual production of 50,000 bbl or 500,000 Mcf. The maximum rate applies to all wells which begin production after March 31, 2009 and before April 1, 2011.

Perpetual realized $3.9 million in drilling royalty credits through 2010 drilling activity (2009 - $1.6 million), which have been recorded as a reduction to property, plant and equipment on the Corporation’s balance sheet, and a reduction to exploration and development capital expenditures on the statement of cash flows.

Operating costs

Operating costs include all costs associated with the production of oil and natural gas from the wellhead to the point at which the product enters a sales pipeline for transport to market. Field gathering and processing costs are also included in operating costs. Revenue received from the processing of third party production at Perpetual’s facilities is netted against operating costs.

Operating costs decreased 13 percent to $91.2 million ($1.64 per Mcfe) in 2010 as compared to $105.1 million ($1.83 per Mcfe) in 2009, primarily due to lower repair and maintenance costs and higher processing income from charges to third parties, which is recorded as a credit against operating costs. In 2009 Perpetual implemented cost reduction initiatives at all operated fields to enhance competitiveness, profitability and efficiency. Approximately $1.5 million of 2010 operating costs relate to the operation of the WGSI Facility. Unit operating costs excluding WGSI expenses were $1.61 per Mcfe for 2010.

Transportation costs

Costs to transport gas from the plant gate to the commercial market sales point are not reflected as an operating cost but rather are separately recorded as transportation costs for the product. Alberta’s gas transportation system operates on a postage stamp basis. Total transportation costs increased to $11.9 million in 2010 from $11.7 million in 2009, despite a decrease in production levels from year to year, as a result of fewer point to point contracts with end users of natural gas in proximity to Perpetual’s northeast Alberta gas production in the current period. On a unit-of-production basis, transportation costs increased to $0.21 per Mcfe compared to $0.20 per Mcfe in 2009.

Operating netbacks

Lower operating costs and a three percent increase in the Corporation’s realized natural gas price were the primary drivers in increasing Perpetual’s operating netback by $7.8 million to $291.9 million for the year ended December 31, 2010 from $284.1 million for the prior year.

Operating netback reconciliation ($ millions)
Realized price increase	12.4
Production decrease	(13.5)
Royalty expense increase	(4.8)
Operating cost decrease	13.9
Transportation cost increase	(0.2)
Increase in operating netback	7.8

Gas over bitumen royalty adjustments

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB, or its successor the ERCB as a result of certain bitumen conservation decisions. The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

Through this formula, operating costs are effectively deemed to be $0.40 per Mcf, royalties are deemed to be 20 percent, the deemed production is assigned the Alberta Gas Reference Price, which includes a transportation component and the entire formula is assigned a 50 percent reduction factor. The deemed production volumes is reduced by ten percent annually. The components of netbacks for the gas over bitumen shut-in reserves are outlined below.

Gas over bitumen royalty adjustment netback ($ per Mcf)	2010	2009	2008
Average deemed volume (MMcf/d)	24.8	19.9	19.2
Gas price	3.77	3.85	7.88
Royalties	(0.75)	(0.77)	(1.58)
Operating costs	(0.40)	(0.40)	(0.40)
50% reduction factor	(1.31)	(1.34)	(2.95)
Gas over bitumen royalty adjustment netback	1.31	1.34	2.95

The Corporation’s net deemed production volume for purposes of the royalty adjustment was 24.8 MMcf/d for 2010. Deemed production represents all Perpetual natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB or ERCB, or through correspondence in relation to an AEUB ID 99-1 application. In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production increased by 4.9 MMcf/d from the 19.9 MMcf/d recorded for 2009 as a result of the shut-in of the Corporation’s Legend property in the Northeast core area effective November 1, 2009, partially offset by the annual ten percent reduction in deemed production volumes discussed previously.

The majority of royalty adjustments received have been recorded on Perpetual’s balance sheet rather than reported as income as the Corporation cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences. Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

Perpetual has disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreements, the Corporation continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer Perpetual’s responsibility. As a result of these dispositions, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are now considered revenue since they will not be repaid to the Crown. For the year ended December 31, 2010 a total of $13.8 million in royalty adjustments were reclassified from the gas over bitumen liability to revenues in respect of these dispositions. In addition, a portion of the sold area is subject to an interim ERCB hearing is in process to consider a shut-in order for gas production. Assuming the production will be subject to such an order, the Corporation expects to receive the financial solution for approximately 6 MMcf/d of additional gas over bitumen deemed production in accordance with the royalty regulations at that time. As of December 31, 2010, Perpetual had realized a total of $112.5 million of gas over bitumen royalty adjustments, of which $42.0 million was recorded as revenues and $70.5 million is recorded as a liability on the Corporation’s balance sheet.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices, such as those experienced in the second half of 2009 and 2010, the Corporation’s net Crown royalty expenses were too low to recover the full amount of the gas over bitumen royalty adjustments, and as such royalty adjustments for past periods will be recovered in future periods. Eventual realization of the royalty adjustments is highly likely as deemed production is reduced by ten percent annually, whereas the Corporation is focused on maintaining production and reserves year over year through capital spending programs, complemented with strategic acquisitions. Perpetual has a total of $8.5 million in royalty adjustments receivable as at December 31, 2010 ($5.1 million as of December 31, 2009), which are netted against the gas over bitumen liability on the Corporation’s balance sheet. These amounts are included in funds flows. A reconciliation of Perpetual’s gas over bitumen liability is as follows.

Gas over bitumen royalty adjustments ($ thousands)
Net liability, December 31, 2008	74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received	(5,138)
Net liability, December 31, 2009	77,167
Royalty adjustments recorded for 2010	10,454
Less: revenue adjustments on dispositions for 2010	(13,767)
Less: royalty adjustments not yet received	(3,357)
Net liability, December 31, 2010	70,497

Lease rentals

Lease rentals reflect annual payments made to the Alberta Crown or other land owners in order to maintain the rights to explore previously-acquired undeveloped acreage. These payments are expensed by the Corporation in accordance with the successful efforts method of accounting for oil and gas assets, whereas they are typically capitalized by companies employing the full cost method of accounting. Lease rentals increased from $4.2 million in 2009 to $4.4 million in 2010. In 2009 Perpetual leased out a portion of its undeveloped fee-simple acreage to third parties; a portion of the proceeds received were credited to lease rentals.

General and administrative expenses

	2010		2009		2008
	$000’s	$/Mcfe	$000’s	$/Mcfe	$000’s	$/Mcfe
Cash general & administrative	34,380	0.62	32,134	0.56	31,955	0.48
Stock-based compensation (1)	1,870	0.03	7,481	0.13	5,671	0.09
Total general & administrative	36,250	0.65	39,615	0.69	37,626	0.57

(1)

Non-cash item

General and administrative expenses (“G&A”) include costs incurred by Perpetual which are not directly associated with the production of oil and natural gas. The largest components of G&A expenses are office staff compensation costs and information technology costs. Field employee compensation costs are charged to operating expenses. Overhead recoveries resulting from the allocation of administrative costs to producing properties and capital projects are recorded as a reduction of G&A expenses, and are a function of capital and operating expenditures during the year, as well as the Corporation’s productive well base.

Cash G&A expenses, net of overhead recoveries on operated properties, increased to $34.4 million from $32.1 million in 2009. The increase is largely due to $1.5 million in additional costs related to the conversion from an energy trust to a corporation and the consolidation of Severo. The increase in cash G&A is also partially due to lower overhead recoveries as compared to 2009 due to the decrease in the number of producing wells due to the voluntary and ERCB-ordered shut-ins during the year, partially offset by higher capital spending in the current period. Cash G&A expenses increased on a unit-of-production basis from $0.56 per Mcfe in 2009 to $0.62 per Mcfe in 2010.

Share-based compensation decreased by $5.6 million ($0.10 per Mcfe) in 2010 from 2009 levels. Upon conversion to a corporation on June 30, 2010, Perpetual switched from using fair value accounting for incentive rights to using intrinsic value accounting for stock options. The Corporation also implemented a dividend bonus plan for option holders, which is settled in cash and is also accounted for using the intrinsic value method. The change in methodology and the decrease in the trading price of the Corporation’s common shares from June 30, 2010 to December 31, 2010 led to lower stock-based compensation expense for the second half of the year. 2009 compensation expense was also affected by a $2.1 million charge recorded for the cancellation of 2.5 million unit incentive rights.

Interest expense

Interest and other expense increased to $12.5 million in 2010 from $11.9 million in 2009 as a result of $0.6 million in non-cash interest expense recorded on the gas storage arrangement, initiated in 2010 to provide partial funding for construction of the WGSI Facility.

Interest on convertible debentures increased to $19.5 million in 2010 from $18.2 million in 2009, due to the amendment of the Corporation’s 6.25% convertible debentures in late 2009 to extend the maturity date and increase the interest rate, as well as the issuance of new 7.0% convertible debentures in May 2010, partially offset by the repayment of $55.3 million of 6.25% convertible debentures which matured on June 30, 2010. Included in interest on convertible debentures for 2010 is $3.1 million of non-cash expenses related primarily to the amortization of debt issue costs (2009 - $3.2 million).

Funds flow

Higher realized prices combined with lower operating costs contributing to an increase of six percent in the Corporation’s funds flow netback from
$4.02 per Mcfe in 2009 to $4.26 per Mcfe in 2010. Funds flow increased to $237.2 million ($1.69 per Common Share) for the year ended December 31, 2010 from $231.3 million ($1.96 per Common Share) in the 2009 period. The decrease in funds flow per Common Share in 2010 is due to additional shares issued in respect of the Edson Acquisition and participation in the Corporation’s Premium Dividend and Dividend Reinvestment Plan (the “Premium DRIP”).

Exploration expense

Exploration costs include lease rentals paid on undeveloped lands, seismic expenditures, amortization expense on undeveloped land and expired leases and are expensed by the Corporation in accordance with the successful efforts method of accounting for oil and gas assets, whereas they are typically capitalized by companies employing the full cost method of accounting. Exploration expenses totaled $19.2 million in 2010 as compared to $21.8 million in 2009, due to lower seismic expenditures in 2010 and lower land amortization expense in northeast Alberta.

Depletion, depreciation and accretion

Perpetual’s 2010 depletion, depreciation and accretion (“DD&A”) rate increased to $4.01 per Mcfe from $3.44 per Mcfe in 2009. In the fourth quarter of 2009, successful efforts accounting rules changed to require DD&A to be calculated based on “average price” reserves, which are measured using the average commodity price on the first trading day of each month of the year. Prior to the change, reserves were evaluated using a constant price as of the last trading day of the year. For DD&A purposes, the Corporation’s 2009 year-end reserves were evaluated using an average natural gas price of $3.79 per Mcf. The low gas price resulted in lower reserve volumes than the forecast price reserves disclosed in the Corporation’s 2009 annual report, which increased the Corporation’s DD&A rate for 2010.

Depletion, depreciation and accretion ($ thousands except per Mcfe amounts)	2010	2009	2008
Depletion expense	209,181	183,952	204,638
Accretion of asset retirement obligation	14,394	13,738	13,904
Total	223,575	197,690	218,542
Per unit-of-production ($/Mcfe)	4.01	3.44	3.28

At year-end 2010, property, plant and equipment costs include $111.2 million (2009 - $120.5 million) currently not subject to depletion and $23.8 million (2009 - $73.4 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties. The decrease in gas over bitumen costs is due to the sale of certain gas over bitumen assets in the fourth quarter of 2010.

Asset retirement obligation

Perpetual estimates its total future asset retirement obligation based on net ownership interest in all wells, facilities and pipelines, including estimated costs to abandon the wells, facilities and pipelines and reclaim the sites and the estimated timing of the costs to be incurred in future periods. Pursuant to this evaluation, the estimated undiscounted total value of Perpetual’s future asset retirement obligations is $315 million as at December 31, 2010. As at December 31, 2010, the undiscounted net salvage value of the Corporation’s gas plants, compressors and facilities was estimated at $148 million. The McDaniel and GLJ Reports include an undiscounted amount of $83 million with respect to expected future well abandonment costs related specifically to proved and probable reserves and such amount is included in the values captioned “Total proved and probable reserves” in the “NPV of reserves” table in this MD&A. The following table presents the estimated future asset retirement obligations and estimated net salvage values at various discount rates.

Abandonment and Reclamation Costs ($ millions, net to Perpetual)	Undiscounted	5%	8%	Discounted at 10%
Well abandonment costs for developed reserves included in McDaniel and GLJ Reports	56	35	27	23
Well abandonment costs for undeveloped reserves included in McDaniel and GLJ Reports	27	14	9	7
Well abandonment costs for Total Proved and Probable reserves included in McDaniel and GLJ Reports	83	49	37	30
Estimate of other abandonment and reclamation costs not included in McDaniel or GLJ Reports	232	137	103	86
Total estimated future abandonment and reclamation costs	315	186	140	117
Salvage value	(148)	(88)	(66)	(55)
Abandonment and reclamation costs, net of salvage	167	98	74	62
Well abandonment costs for developed reserves included in McDaniel and GLJ Reports	(56)	(35)	(28)	(24)
Estimate of additional future abandonment and reclamation costs, net of salvage (1)	110	63	46	38

(1)

Future abandonment and reclamation costs not included in the McDaniel and GLJ Reports, net of salvage value.

The asset retirement obligation presented in Perpetual’s financial statements is discounted using an estimate of the timing of asset retirement expenditures and Perpetual’s estimated credit-adjusted discount rate, which is reviewed and adjusted annually for changes in credit markets and other internal and external factors. These expenditures are currently expected to occur over the next 25 years with the majority of costs incurred between 2015 and 2020. Perpetual’s discounted asset retirement obligation increased from $194.6 million at December 31, 2009 to $199.2 million at December 31, 2010 primarily due to abandonment liabilities acquired with the Edson Acquisition and accretion expense for the year, partially offset by non-core property dispositions.

Income taxes

As a result of the corporate conversion completed by Perpetual on June 30, 2010, the Corporation is subject to Canadian corporate federal and provincial income tax legislation, beginning on the conversion date. While distributions up to and including the June 2010 distribution paid July 15, 2010 were deductible in computing income for tax purposes of the Corporation, dividends declared by Perpetual after the conversion date are not deductible in determining taxable income of the Corporation. Perpetual has significant tax pools available to offset future taxable income.

Perpetual recorded future tax expense of $2.1 million for 2010 (2009 – $0.4 million), related to timing differences between book and tax values of the Corporation’s gas storage assets. The tax values of the Corporation’s non-gas storage assets currently exceed the related book values. Future income tax is a non-cash item and does not affect the Corporation’s funds flows or its cash available for dividends.

Tax pools

Tax pool information ($ millions)	As at December 31, 2010
Canadian oil and gas property expense (COGPE)	328
Canadian development expense (CDE)	163
Canadian exploration expense (CEE)	68
Undepreciated capital cost (UCC)	229
Share issue costs	1
Non-capital losses	54
Total	843

At December 31, 2010, the Corporation’s consolidated income tax pools are estimated to be $843 million. Actual tax pool amounts may vary as tax returns are finalized and filed.

Net earnings

The Corporation recorded a net loss of $28.5 million or $0.20 per basic and diluted Common Share in 2010 as compared to net earnings of $13.6 million or $0.11 per basic and diluted Common Share in 2009, as a result of an unrealized loss on financial instruments of $63.2 million and higher DD&A charges, partially offset by gains on sale of property, plant and equipment of $37.7 million in the current year.

LIQUIDITY, CAPITALIZATION AND FINANCIAL RESOURCES

	Year ended December 31
Capitalization and financial resources ($ thousands except per Common Share and percent amounts)	2010	2009	2008
Long term bank debt	182,612	262,393	276,976
Convertible debentures, measured at principal amount	234,897	230,168	236,034
Working capital deficiency (surplus) (2)	31,934	8,450	7,859
Net debt	449,443	501,011	520,869
Common Shares outstanding at end of period (thousands)	148,284	126,224	112,968
Market price at end of period	3.93	5.22	5.05
Market value of Common Shares	582,756	658,889	570,488
Total capitalization (1)	1,032,199	1,159,900	1,091,357
Net debt as a percentage of total capitalization (%)	43.5	43.2	47.7
Annualized fourth quarter funds flow (1)	282,036	157,636	246,052
Net debt to funds flow ratio (times) (1)	1.6	3.2	2.1

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Corporation’s hedging activities, the current portion of convertible debentures and the stock option plan liability.

Perpetual has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). The revolving nature of the facility expires on May 31, 2011 if not extended. The borrowing base on the Credit Facility is currently $300 million, with the next borrowing base review scheduled for April 2010. At current interest rates and applicable margins, the effective interest rate on the Corporation’s bank debt is approximately 4.2 percent. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. Bank debt drawn on Perpetual’s credit facility decreased $79.7 million or 30 percent from December 31, 2009, and net debt decreased by ten percent or $51.6 million for the same period due to strong funds flows and proceeds received from non-core property dispositions, partially offset by expenditures related to exploration and development and the construction of the WGSI Facility, as well as the Edson Acquisition and the increased working capital deficiency at December 31, 2010.

Perpetual has a working capital deficiency of $31.9 million at December 31, 2010, as compared to a deficiency of $8.5 million at December 31, 2009. The increase in the working capital deficiency is primarily related to higher capital spending in the fourth quarter of 2010 as compared to 2009. The Corporation’s working capital deficiency will be funded from future sales revenues and by additional borrowings from Perpetual’s credit facility, as required.

Net debt to annualized fourth quarter funds flow decreased to 1.6 times for the three months ended December 31, 2010 from 3.2 times for the three months ended December 31, 2009 due to higher funds flows as a result of higher realized gains on financial instruments and lower debt levels. A reconciliation of the change in net debt from December 31, 2009 to December 31, 2010 is as follows.

Reconciliation of net debt ($ millions)
Net debt, December 31, 2009	501.0
Capital expenditures (exploration and development, gas storage and other)	173.5
Acquisitions, net of dispositions	50.7
Funds flow (1)	(237.2)
Dividends	78.6
Expenditures on asset retirement obligations	4.9
DRIP proceeds	(43.3)
Severo common share issue (2)	(0.5)
Issue of common shares, net of issue costs	(54.6)
Issue and amendment costs on convertible debentures	2.9
Unrealized loss on marketable securities	1.3
Proceeds from gas storage arrangement, net of issue costs	(31.2)
Gas over bitumen royalty adjustments not yet received	3.3
Net debt, December 31, 2010	449.4

(1)

These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.

(2)

Severo raised a total of $0.5 million through a private share offering to existing shareholders in 2010. As Perpetual owns a controlling interest in Severo, its financial results are consolidated with those of the Corporation. Effective October 5, 2010 Perpetual purchased the remaining 11 percent interest in Severo and Severo became a wholly-owned subsidiary of the Corporation.

The Corporation expects that its dividends and capital expenditure program for 2011 will be funded by funds flow and drawings on the Credit Facility. However, changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and dividends.

Gas storage arrangement

As part of the Corporation’s semi-annual borrowing base redetermination in May 2010, Perpetual’s gas reserves in the Warwick Glauconitic-Nisku A pool were removed from the assets dedicated to secure the syndicated banking facility. In order to provide non-bank funding for the majority of the WGSI Facility, Perpetual has entered into a gas sale and storage transaction which includes the forward sale of these reserves, currently in the storage reservoir, that provide the “cushion” gas for the storage operation. In accordance with the storage arrangement funding, Perpetual received $31.6 million on June 30, 2010. An additional $10 million was held in escrow at December 31, 2010 pending satisfaction of certain conditions; $5 million of these funds have since been received. In exchange for the funds received, the Corporation has agreed to deliver 8 Bcf of natural gas to the counterparty during the first quarter of 2013. Perpetual has since extended the delivery term to the first quarter of 2014, and subsequent to year-end the obligation was extended to 2015. The gas storage liability on the balance sheet and the additional amount in escrow represent the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted until its maturity, using the effective interest rate method. In the current year the Corporation recorded a financial instrument asset of $3.7 million related to the change in the forward price curves for natural gas and a corresponding unrealized gain on financial instruments on the statement of earnings.

Perpetual’s future contractual obligations are summarized in the following table:

	Payments due by period
Contractual obligations ($ millions)	Total	2011	2012-2013	2014-2015	Thereafter
Bank and other debt (1)	182.6	–	182.6	–	–
Convertible debentures, principal	234.9	–	74.9	160.0	–
Operating leases (3)	15.2	2.4	4.4	4.0	4.4
Pipeline commitments (2)	14.6	6.7	6.2	1.3	0.4
Total contractual obligations	447.3	9.1	268.1	165.3	4.8

(1)

The revolving feature of Perpetual’s credit facility expires on May 31, 2011 if not extended.  Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year.

(2)

The Corporation has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada.

(3)

Perpetual has office leases on its current office space, and on Profound’s office space. Office lease commitments are shown net of related sublease recoveries.

Convertible debentures

As at December 31, 2010, the Corporation had 6.5 percent convertible debentures issued in June 2007 (6.50% Debentures), 7.25 percent convertible debentures issued in April 2006 and amended in 2009 (7.25% Debentures) and 7.0 percent convertible debentures issued in May 2010 (7.0% Debentures). The Corporation’s 6.25 percent convertible debentures, of which $55.3 million were outstanding, were repaid in cash on June 30, 2010. All series of debentures are repayable on the maturity date in cash or in common shares, at the option of Perpetual. Additional information on convertible debentures is as follows.

Convertible debentures	6.50%	7.25%	7.00%
Principal issued ($ millions)	75.0	100.0	60.0
Principal outstanding ($ millions)	74.9	100.0	60.0
Trading symbol on the Toronto Stock Exchange (“TSX”)	PMT.DB.C	PMT.DB.D	PMT.DB.E
Maturity date	June 30, 2012	January 31, 2015	December 31, 2015
Conversion price ($ per Common Share)	14.20	7.50	7.00
Fair market value ($ millions)	75.7	102.0	60.2

Fair values of debentures are calculated by multiplying the number of debentures outstanding at December 31, 2010 by the quoted market price per debenture at that date. None of the debentures were converted into common shares during the year ended December 31, 2010.

On May 26, 2010, the Corporation issued $60.0 million of convertible unsecured junior subordinated debentures with an interest rate of 7.0 percent per annum, payable semi-annually on the last day of June and December commencing on December 31, 2010 (7.0% Debentures). The 7.0% Debentures will mature on December 31, 2015 and are subordinated to Perpetual’s credit facility and all other outstanding convertible debentures. The Corporation incurred $2.8 million in fees in connection with the issuance, which has been netted against the carrying amount of the debentures on the balance sheet and will be amortized over the life of the debentures.

All series of debentures are redeemable by the Corporation at a premium to face value, pay interest semi-annually and are subordinated to substantially all other liabilities of Perpetual including the credit facility. The 7.0% Debentures are also subordinated to all other series of convertible debentures. The fair values of debentures are calculated by multiplying the number of debentures outstanding at December 31, 2010 by the quoted market price per debenture at that date.

Senior unsecured notes

On March 1, 2011 Perpetual announced its intention to issue $150 million of seven-year senior unsecured notes (the “Senior Notes”). The Senior Notes will be direct senior unsecured obligations of Perpetual ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation. The net proceeds from the Senior Notes offering will be used to repay existing indebtedness under Perpetual’s existing credit facility. Additional benefits to Perpetual include significant extension of the term of a portion of its total debt and reduced exposure of its credit capacity to commodity prices, particularly near term weakness in natural gas prices. Pro forma for the Notes offering, Perpetual expects to be drawn approximately $70 million on its credit facility and approximately 70 percent of Perpetual’s total outstanding debt will have a term extending beyond 2014. Closing is expected to occur on or about March 15, 2011 following a limited marketing process and determination of pricing.

Shareholders’ equity

Perpetual’s total capitalization was $1.0 billion at December 31, 2010 with the market value of the Common Shares at year-end of $3.93 per Common Share representing 56.5 percent of total capitalization. During 2010, the closing market price of the Common Shares ranged from $3.78 to $5.47 with an average daily trading volume of 487,000 Common Shares.

Weighted average Common Shares outstanding for 2010 totaled 140.6 million (2009 – 118.2 million). On December 31, 2010 there were 148.3 million Common Shares outstanding.

Dividends

Dividends are determined monthly by the Board of Directors of the Corporation taking into account Perpetual’s forecasted production, capital spending and funds flow, forward commodity price curves and management’s view of future commodity prices, the Corporation’s current hedging position, targeted debt levels and debt repayment obligations. Amongst other things, the following items are considered in arriving at cash dividends to Shareholders:

Exploration and development expenditures;

Projected production additions;

Debt repayments to the extent required or deemed appropriate by management to preserve balance sheet strength for future opportunities;

Base production forecasts;

Current financial and physical forward commodity sales contracts;

Forward market for commodities, particularly natural gas;

Site reclamation and abandonment expenditures; and

Working capital requirements.

Dividends for the year ended December 31, 2010 totaled $78.6 million or $0.56 per common share, as compared to $75.8 million or $0.64 per common share for 2009. In response to low gas prices and an increase in Perpetual’s 2010 capital expenditure budget, monthly dividends were reduced to
$0.03 per common share per month effective with the November dividend payable on December 15, 2010. The Corporation’s payout ratio, which is the ratio of dividends to funds flow, was 33.1 percent in 2010 as compared to 32.8 percent for 2009. Perpetual’s dividends are less than funds flow as the Corporation retains a portion of its funds flow to finance capital expenditures and debt repayments. The payout ratio in future periods will largely be determined by the Corporation’s capital spending plans and resulting production levels, royalty rates, operating costs and commodity prices, which have experienced significant volatility in 2010. From the inception of the Corporation through to the December 2010 dividend, Perpetual has paid over $1.1 billion in dividends to Shareholders, or $14.324 per Common Share.

Perpetual has in place a Premium Dividend™ and Dividend Reinvestment Plan (the “Premium DRIP Plan”) which allows eligible Shareholders to elect, under the dividend reinvestment component of the Premium DRIP Plan, to have their monthly cash dividends reinvested in additional common shares on the applicable dividend payment date. Participants in the dividend reinvestment component of the Premium DRIP Plan will have the ability to purchase common shares with dividend proceeds at a price per common share equal to 95 percent of the Average Market Price (as defined in the Premium DRIP Plan). The Premium DRIP Plan also allows eligible Shareholders to otherwise elect, under the Premium Dividend component of the Premium DRIP Plan, to have these additional common shares delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash dividend such Shareholders would otherwise have received on the applicable dividend payment date. In the event that eligible Shareholders elect to participate in the Premium Dividend component of the Premium DRIP Plan, the additional common shares delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price.

In 2010, a total of 9.3 million Common Shares were issued in respect of the Premium DRIP Plan for net proceeds of $43.3 million to the Corporation
(2009 – 7.6 million common shares and $35.8 million). Beginning with the November 2010 dividend the availability of Common Shares under the Premium DRIP Plan was suspended until further notice.

	Year ended December 31
Dividends ($ thousands)	2010	2009
Cash flows provided by operating activities	240,126	228,352
Net earnings (loss)	(28,546)	13,554
Dividends	78,628	75,838
Excess of cash flows provided by operating activities over dividends	161,498	152,514
Shortfall of net earnings (loss) over dividends	(107,174)	(61,445)

Perpetual targets long-term sustainability of both its production base and dividends to Shareholders, and targets growth and net asset value creation through resource plays and new venture investments. As such, dividend rates are designed to result in an excess of cash flows provided by operating activities over dividends which will provide the majority of the funding for Perpetual’s exploration and development expenditures for the respective periods. Acquisitions and special projects such as gas storage are typically funded through a combination of internally generated funds, equity offerings and debt financing. The excess of $161.5 million (2009 - $152.5 million) compares to exploration and development expenditures (excluding gas storage) per the Corporation’s statement of cash flows of $111.4 million for the year ended December 31, 2010 (2009 - $51.0 million). In periods where the excess of cash flows provided by operating activities over dividends is less than exploration and development expenditures, the shortfall is funded by additional bank borrowings and external financing activities as appropriate.

Perpetual had an excess of dividends over net earnings in 2010 and 2009, and dividends are likely to continue to exceed net earnings in future periods. The Corporation does not typically compare dividends to earnings due to the impact of non-cash items on earnings such as unrealized gains and losses on financial instruments, asset impairment charges and DD&A, which have no impact on Perpetual’s ability to pay dividends. Where dividends exceed net earnings, a portion of the cash dividends declared may represent an economic return of capital to the Corporation’s Shareholders.

Perpetual has elected to minimize its tax pool claims in 2010 and, as such, cash distributions received or receivable by a Canadian resident, outside of a registered pension or retirement plan in the 2010 taxation year, prior to the conversion to a corporation are 100 percent taxable. Dividends paid by Perpetual after the corporate conversion are taxed as a dividend received from a taxable Canadian corporation.

2010 dividends and distributions by month ($ per Trust Unit/Common Share)
Payment Date	Distribution	Dividend	Total
February 16, 2010	0.05	0.00	0.05
March 15, 2010	0.05	0.00	0.05
April 15, 2010	0.05	0.00	0.05
May 17, 2010	0.05	0.00	0.05
June 15, 2010	0.05	0.00	0.05
July 15, 2010	0.05	0.00	0.05
August 16, 2010	0.00	0.05	0.05
September 15, 2010	0.00	0.05	0.05
October 15, 2010	0.00	0.05	0.05
November 15, 2010	0.00	0.05	0.05
December 15, 2010	0.00	0.03	0.03
January 17, 2011	0.00	0.03	0.03
Total (1)	0.30	0.26	0.56

(1)

Total is based upon cash dividends and distributions declared during 2010.

SUMMARY OF QUARTERLY RESULTS

	Three months ended
($ thousands except where noted)	Dec 31, 2010	Sept 30, 2010	June 30, 2010	Mar 31, 2010
Oil and natural gas revenues (1)	61,718	61,254	64,108	73,139
Production (MMcfe/d)	145.1	151.0	165.2	149.2
Funds flow (2)	70,509	46,078	36,162	84,419
Per common share – basic	0.48	0.32	0.25	0.66
Net earnings (loss)	(19,874)	(1,710)	(44,211)	37,250
Per common share – basic	(0.13)	(0.01)	(0.31)	0.29
– diluted	(0.13)	(0.01)	(0.31)	0.29
Realized price ($/Mcfe) (3)	7.83	6.18	5.54	9.78
Average AECO Monthly Index price ($/Mcf)	4.13	3.72	3.86	5.36

	Three months ended
($ thousands except where noted)	Dec 31, 2009	Sept 30, 2009	June 30, 2009	Mar 31, 2009
Oil and natural gas revenues before royalties (1)	56,987	47,875	58,631	82,750
Production (MMcfe/d)	145.9	152.4	165.5	167.1
Funds flow (2)	39,409	59,599	91,186	41,154
Per Trust Unit – basic	0.32	0.49	0.81	0.36
Net earnings (loss)	(11,392)	(44,679)	(8,835)	78,460
Per Trust Unit – basic	(0.09)	(0.36)	(0.08)	0.70
– diluted	(0.09)	(0.36)	(0.08)	0.69
Realized price ($/Mcfe)	5.53	7.51	9.10	6.46
Average AECO Monthly Index price ($/Mcf)	4.23	3.02	3.66	5.63

(1)

Excludes realized gains (losses) on financial instruments, but includes gas storage revenue.

(2)

These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.

(3)

Realized natural gas price includes realized gains and losses on financial hedging and physical forward sales contracts, and oil and natural gas liquids revenues measured on a per Mcfe basis.

Oil and natural gas revenues are primarily a function of production levels and natural gas prices before hedging. Revenues were highest in the first quarters of 2009 and 2010 when AECO prices were highest, averaging $5.63 and $5.36 per Mcf respectively, and lowest in the third quarter of 2009, when the AECO Monthly Index price averaged $3.02 per Mcf. Perpetual uses financial instruments to mitigate the effect of volatility in AECO prices on funds flows, and therefore funds flows will trend with Perpetual’s realized gas price and changes in production levels. Funds flows were highest in the second quarter of 2009 and the first quarter of 2010 as a result of realized gas prices of $9.10 and $9.78 per Mcfe, respectively. Funds flows are lowest in the second quarter of 2010 due to a reduction in realized hedging gains relative to previous quarters, leading to a realized gas price of $5.54 per Mcfe.

Net earnings are a function of funds flows and non-cash charges such as DD&A and unrealized gains (losses) on financial instruments. Due to the volatility of natural gas prices and the Corporation’s hedging position, net earnings (losses) will fluctuate with changes in AECO gas prices as of each balance sheet date. Net earnings were highest in the first quarter of 2009 as a result of unrealized gains on financial instruments of $95.1 million. The net losses in the second and fourth quarters of 2010 and the third quarter of 2009 were due to unrealized losses of $34.4 million, $47.7 million and $45.8 million, respectively on the change in mark-to-market value of Perpetual’s financial instruments during those periods.

2011 OUTLOOK AND SENSITIVITIES

Perpetual is nearing completion of a $48 million capital spending program for the first quarter of 2011. Capital expenditures were directed principally toward the advancement of Perpetual’s large-scope resource-style opportunities including:

The completion of two gross (1.5 net) horizontal wells and the drilling and completion of three gross (3.0 net) wells targeting the liquids rich Wilrich sand in the Edson area of west central Alberta;

The drilling of three gross (1.8 net) horizontal wells targeting oil in the Cardium formation at Carrot Creek;

Tie-in operations for the Elmworth Montney play to establish production from the three Montney evaluation wells;

Drilling two (2.0 net) horizontal heavy oil wells at Mannville in eastern Alberta;

The drilling of seven oilsands evaluation wells, and two vertical and one horizontal wells to test potential cold flow heavy oil production, focusing on potential deposits in the Panny, Liege, Hoole and Clyde areas; and

Detailed core and fracture stimulation analysis for development of the Viking/Colorado shale pilot program in eastern Alberta scheduled for the fourth quarter of 2011.

First quarter capital spending also incorporated four gross (4.0 net) drills and approximately 50 recompletions undertaken in various areas of Perpetual’s conventional asset base, in addition to drilling one development well to increase working gas capacity at the WGSI Facility.

The Corporation’s Board of Directors has approved a capital spending budget of $42 million for the remainder of 2011 for an annual total capital expenditure budget of $90 million, including gas storage. Capital activity for the remainder of the year will continue to be focused on oil and liquids rich projects including:

The drilling and completion of two additional gross (2.0 net) wells targeting the Wilrich in the Edson area;

The drilling and completion an additional 25-30 (25-30 net) horizontal heavy oil wells targeting the Lloyd and Sparky formation at Mannville in eastern Alberta; and

Completion of core work and commencement of the Viking/Colorado shale pilot program in eastern Alberta.

Incorporating production additions from these capital expenditures, the following table shows Perpetual’s estimate of key measures for 2011 based on its current hedging portfolio and cost estimates under several different full year 2011 AECO gas price assumptions, an average realized price of $88 per bbl of oil and NGL sales, and incorporating a non-core property disposition closed in February 2011 for proceeds of $9 million and completion of the Corporation’s offering of $150 million of Senior Notes in March 2011.

	Average full year AECO monthly index gas price ($/GJ) (3)
Funds flow outlook	$3.00	$4.00	$5.00
Natural gas production (MMcf/d)	135	135	135
Oil and NGL production (bbl/d)	1,800	1,800	1,800
Realized price ($/Mcfe)	4.13	5.09	6.04
Funds flow (1) ($ millions)	56	101	141
Per Common Share (1) ($/Share/month)	0.032	0.057	0.079
Payout ratio (1) (4) (%)	95	53	38
Ending net bank debt ($ millions)	145	100	60
Ending net bank debt to funds flow ratio (2) (times)	2.6	1.0	0.4
Ending total net debt ($ millions)	526	482	442
Ending total net debt to funds flow ratio (2) (times)	9.4	4.8	3.1

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(2)

Calculated as long-term bank debt net of working capital (excluding financial instrument assets and liabilities) divided by annualized funds flow. Total net debt includes net bank debt, convertible debentures and medium term notes.

(3)

Average AECO settled and forward price for 2011 as at March 7, 2011 was $3.44 per GJ.

(4)

Estimated payout ratio assumes a dividend rate of $0.03 per month per Common Share for January through December 2011.

Below is a table that shows sensitivities of Perpetual’s 2011 estimated funds flow to operational changes and changes in the business environment:

		Impact on funds flow per Common Share
Funds flow sensitivity analysis ($ per Common Share)	Change	Annual	Monthly
Business Environment
Natural gas price at AECO	$0.25 per Mcf	0.075	0.006
Interest rate on bank debt	1%	0.008	0.001
Operational
Production volume	5 MMcf/d	0.043	0.004
Operating costs	$0.10 per Mcfe	0.036	0.003
Cash general and administrative expenses	$0.10 per Mcfe	0.036	0.003

The Corporation’s outlook and sensitivities assume an average AECO price of $3.44 per Mcfe, operating costs of $1.70 per Mcfe, cash general and administrative expenses of $0.65 per Mcfe, an interest rate on bank debt of 3.8 percent and incorporate the Corporation’s financial and physical forward sales portfolio at March 7, 2011. Cash general and administrative expenses are equal to general and administrative expenses before stock-based compensation.

OTHER SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Payout ratio

Payout ratio refers to dividends measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of dividends. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcfe of oil and natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to funds flow from operations, net earnings per common share or other measures of financial performance calculated in accordance with GAAP.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments, includes call option premiums received and is used by management to calculate the Corporation’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect Perpetual’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Corporation’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

Net debt and net bank debt

Net bank debt is measured as bank debt including net working capital (deficiency) excluding short-term financial instrument assets and liabilities related to the Corporation’s hedging activities, the current portion of convertible debentures, restricted cash and liabilities related to Perpetual’s stock option plan. Net debt includes convertible debentures, measured at principal amount. Net bank debt and net debt are used by management to analyze leverage. Net bank debt and net debt do not have any standardized meaning prescribed by Canadian GAAP and therefore these terms may not be comparable with the calculation of similar measures for other entities.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage. Total capitalization as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Corporation.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Corporation’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Perpetual bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Following is a discussion of the critical accounting estimates that are inherent in the preparation of the Corporation’s consolidated financial statements and notes thereto.

Accounting for petroleum and natural gas operations

Under the successful efforts method of accounting, the Corporation capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities. Exploration expenditures including geological and geophysical costs, lease rentals and exploratory dry holes are charged to earnings in the period incurred. The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of land in a given area.

Reserve estimates

Estimates of the Corporation’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Canadian Securities Administrators. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

Perpetual’s reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate. The present value of future net revenues should not be assumed to be the current market value of the Corporation’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations. If reserve estimates decline, the rate at which the Corporation records depletion increases thereby reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Perpetual’s assessment of its petroleum and natural gas properties for impairment.

Business combinations

Corporate acquisitions are accounted for by the acquisition method of accounting whereby the purchase price is assigned to the assets and liabilities acquired based on their fair values as estimated by management at the time of acquisition. In order to estimate fair values, management has to make various assumptions including commodity prices, reserves acquired and discount rates. Differences from these estimates may impact the future financial statements of the Corporation.

Impairment of petroleum and natural gas properties

The Corporation reviews its proved properties for impairment on an operational field basis. For each property, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of that property may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the future net revenues from the property as estimated by the Corporation on the balance sheet date. Reserve estimates and estimates for natural gas prices and production costs may change and there can be no assurance that impairment provisions will not be required in the future.

Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.

Asset retirement obligations

The asset retirement obligations recorded in the consolidated financial statements are based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Corporation’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors including changing technology and political and regulatory environments. Perpetual engages an independent environmental consulting firm to analyze and prepare an annual estimate of the Corporation’s asset retirement obligations in accordance with NI 51-101. The asset retirement obligation does not include any adjustment for the net salvage value of tangible equipment and facilities.

NEW ACCOUNTING STANDARDS

The Corporation has early adopted new accounting standards for business combinations effective January 1, 2010, as follows:

a) Section 1582 – Business Combinations. The new standard replaces the previous business combinations standard and requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. Transaction costs are charged to earnings as opposed to being included in the cost of the acquisition.

b) Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests. The new standards provide revised requirements for preparing consolidated financial statements. Section 1602 requires a non-controlling interest in a subsidiary to be classified as a separate component of equity, and requires that net earnings (losses) be attributed to both the parent and the non-controlling interest.

Adoption resulted in the Corporation presenting earnings before non-controlling interest in the statements of earnings with separate presentation of earnings attributable to non-controlling interests, and including non-controlling interest in the Shareholders’ equity section of the Corporation’s consolidated balance sheet.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Effective January 1, 2011 IFRS will replace GAAP in Canada for publicly accountable enterprises. Perpetual’s first reporting period under IFRS will be interim financial statements for period ended March 31, 2011 and first IFRS annual financial statements for year ended December 31, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by Perpetual for the various reporting periods in 2010, including the opening IFRS balance sheet as of January 1, 2010.

IFRS project plan

The Corporation has identified key personnel with expertise to manage its transition to IFRS, and engaged an IFRS project coordinator. During 2009 and 2010, Perpetual staff were involved in external IFRS training and development by attending conferences, participating in special interest seminars, participating in peer group meetings, and attending training sessions put on by various accounting service firms.

Diagnostic phase

Perpetual’s project plan consisted of a diagnostic phase in which the IFRS were reviewed in detail with emphasis on areas which could potentially affect Perpetual’s financial statements. Among the standards covered by this review were those affecting Inventory, Property Plant and Equipment, Exploration and Evaluation Assets, Borrowing Costs, Impairment, Financial Instruments, Provisions including Asset Retirement Obligations, Government Assistance and Business Combinations. Also covered were IFRS on Revenue, Leases, and Earnings per Share. IFRS 1 covering transition to IFRS financial reporting and IFRS 34 covering Interim Consolidated Financial statements were also reviewed.

Solution development

For each of the areas identified above, an accounting policy document was created and reviewed by senior management. The policy document outlines potential differences between IFRS and GAAP, and Perpetual’s proposed accounting policy if different from the current policy under GAAP. Significant differences have been communicated to the Audit Committee of the Board of Directors of the Corporation (“Audit Committee”).

Implementation

Perpetual’s new accounting policies will be communicated to all Accounting, Finance, Operations, Human Resources and Investor Relations staff affected by the changes. Existing accounting and reporting systems are also being evaluated to ensure any changes required to comply with IFRS are made prior to the initial reporting period.

The implementation phase is expected to be completed upon issuance of the Corporation’s 2011 audited annual financial statements.

First-time adoption of IFRS

IFRS 1, “First-Adoption of International Financial Reporting Standards” (“IFRS 1”), sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its general purpose financial statements. In addition, IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement of full retrospective application of IFRS. Perpetual continues to review the potential adjustments to the January 1, 2010 opening IFRS balance sheet (“IFRS Opening Balance Sheet”) and the effects of transition to IFRS are subject to change. The most significant accounting policies that have been identified and the key differences that may impact the Opening IFRS Balance Sheet are as follows:

Trust Unit classification – Under IFRS Trust Units outstanding prior to Perpetual’s conversion to a corporation are recorded as long-term liabilities, whereas under GAAP Trust Units were classified as Unitholders’ equity. Perpetual anticipates that approximately $1 billion in Unitholders’ equity will be reclassified to Trust Unit liability for its Opening IFRS Balance Sheet.

Business combinations – IFRS 1 would allow Perpetual to adopt the IFRS policies for business combinations on a prospective basis rather than retrospectively restating all prior business combinations. Perpetual is expecting to use this IFRS 1 exemption and not restate any business combinations prior to the IFRS transition date of January 1, 2010. The IFRS standards for business combinations are converged with the new CICA Handbook section 1582 that Perpetual early adopted as at January 1, 2010 thus aligning GAAP with IFRS.

Accounting for exploration and evaluations (“E&E”) expenditures – Upon transition to IFRS, Perpetual will reclassify approximately $120 million of E&E expenditures that are currently included in the property, plant and equipment balance on the Opening IFRS Balance Sheet. This will be comprised primarily of the book value of Perpetual’s undeveloped land, but could also include exploratory wells or other capitalized expenditures that are outside of developed fields, and for which oil and gas reserves have not yet been assigned. E&E assets will not be depleted but must be assessed for impairment when there are indicators for possible impairment, such as allowing the mineral rights lease to expire or a decision to no longer pursue exploration and evaluation of a specific E&E asset.

Impairment of property, plant & equipment (“PP&E”) assets – Perpetual is required to assess PP&E assets for potential indicators of impairment upon transition to IFRS. Under IFRS, impairment of PP&E must be assessed at the Cash Generating Unit (“CGU”) level, using the greater of fair value less costs to sell or value in use. The Corporation currently assesses impairment on PP&E assets at a district level, and it is anticipated that the CGUs identified will not differ significantly from the Corporation’s existing districts. However, the cost recovery test current performed in accordance with successful efforts accounting involves measuring book values of PP&E compared to undiscounted reserve values, where IFRS will require testing PP&E against fair value or value in use, which may result in more frequent impairment charges being recorded. Unlike GAAP, impairment charges can be reversed in future periods under IFRS. Perpetual do not currently expect to record any impairment of oil and gas assets on transition to IFRS.

Impairment of goodwill – Perpetual is required to assess goodwill for impairment upon transition to IFRS. Currently impairment of goodwill is assessed at a consolidated level under GAAP. Under IFRS, goodwill is identified with specific CGUs or group of CGUs to which the goodwill relates, and consequently impairment must be assessed at a more detailed level. The goodwill recorded on the Corporation’s balance sheet is partially related to the acquisition of natural gas assets in Saskatchewan which have since been sold, and as such Perpetual anticipates that a goodwill impairment charge of approximately $20 to $25 million will be recorded on transition to IFRS.

Borrowing costs – IFRS 23 requires the capitalization of interest on all qualifying projects with a substantial period of construction. Under GAAP the Corporation had a choice of whether or not to capitalize interest on long-term projects. An entity may elect a date earlier than that of the transition date to IFRS per IFRS 1. Perpetual will elect to use August 1, 2009 rather than the transition date of January 1, 2010 in order to apply IFRS 23. Perpetual will capitalize approximately $1 million in interest on the Warwick gas storage project, which is the only qualifying project in 2009.

Compound financial instruments – Under IFRS 32 Financial Instruments: Presentation, Perpetual is required to separate its convertible debentures on its Opening IFRS Balance Sheet into two liability components, one representing the debenture liability and the second the conversion derivative. The conversion option, an equity item under GAAP, is a liability for IFRS due to liability classification of the Trust Units. However, in accordance with IFRS 1, a first-time adopter need not separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS. The Corporation will elect to make use of this exemption for the 8% series of convertible debentures issued in 2004 and repaid in 2009.

With respect to Perpetual’s other outstanding convertible debentures, a conversion option liability of $8 to 12 million will be recorded on transition to IFRS. The equity portion of convertible debentures will be eliminated from the Corporation’s Opening IFRS Balance Sheet. The conversion option liability will be revalued at each reporting period until the corporate conversion on June 30, 2010, at which time it will be reclassified to equity.

Provisions – Under IFRS, contract liabilities and decommissioning obligations are classified as provisions. Decommissioning obligations, disclosed as asset retirement obligations under GAAP, will be calculated using a risk free discount rate under IFRS, which is currently estimated to be four percent. The net effect of using a risk free discount rate is an increase of approximately $50 to $70 million to decommissioning liabilities on transition to IFRS. A portion of the offsetting debit will be recorded to PP&E and a portion recorded to deficit, to represent the increased depletion expense on the higher PP&E balance.

Share based compensation – Under IFRS Perpetual’s share based compensation plan in existence while the Corporation was a trust, formerly accounted for as an equity based plan with the offset to compensation expense credited to contributed surplus, is considered to be a cash settled liability plan. As such, Perpetual will record a stock option liability on its balance sheet of $5 to $8 million on transition to IFRS, and the liability must be fair valued every reporting date.

Subsequent to conversion to a corporation, Perpetual initiated certain changes to its stock option plan, including the implementation of a cash-settled dividend bonus arrangement for option-holders, that resulted in the plan being considered a liability settled plan and accounted for using intrinsic value accounting. Under IFRS Perpetual’s stock option plan is considered to be equity-settled, while the dividend bonus arrangement is a liability-settled plan. As a result, stock-based compensation expenses and other activity related to the stock option plan will be recorded to contributed surplus, and a liability will be recorded for the dividend bonus arrangement.

Deferred (future) income taxes – Under IFRS, deferred income taxes are calculated using the tax rate applicable to undistributed profits, which for income trusts in Alberta is 39 percent. Under GAAP Perpetual and the Trust had calculated future tax assets and liabilities using a tax rate of zero for periods where Perpetual was an income trust and average corporate tax rates for expected timing differences as of January 1, 2011, the date that trust distributions were no longer deductible in calculating income for tax purposes. Other differences identified under IFRS must also be tax-effected as part of the transition to IFRS. As Perpetual did have a future tax liability or asset on its consolidated balance sheet as of December 31, 2009, no adjustment on transition to IFRS is expected.

Management has not yet finalized its accounting policies and as such the key differences identified may change. In addition, due to potential changes to IFRS prior to Perpetual’s adoption of IFRS, management’s plan and accounting policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A. The final decisions are subject to the approval of Perpetual’s Audit Committee and Board of Directors and the concurrence of the Corporation’s auditors. Perpetual continues to monitor the IFRS adoption efforts of many of its peers and participates in related processes, as appropriate.

Effect of IFRS transition on internal controls and disclosure controls and procedures

Management is currently assessing the impact of the transition to IFRS and new accounting policies on its business processes and disclosure controls and procedures, and adding or modifying processes and controls where appropriate. Credit facility agreements and other third party contracts are being reviewed to ensure the transition to IFRS does not have a significant unintended consequence on these agreements or the Corporation’s compliance with any terms therein. Specific communications related to the nature of changes in the Corporation’s financial statements caused by the transition to IFRS will be developed for investors and other stakeholders in 2011.

RISK FACTORS

Perpetual’s operations are affected by a number of underlying risks, both internal and external to the Corporation. These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector. The Corporation’s financial position, results of operations, and cash available for distribution to Shareholders are directly impacted by these factors.

Changes in tax legislation

Income tax laws, or other laws or government incentive programs relating to the natural gas industry such as resource taxation may be changed or interpreted in a manner that adversely affects us and our Shareholders. Tax authorities having jurisdiction over us or our Shareholders may disagree with how we calculate our income for tax purposes or could change administrative practices to our detriment or to the detriment of Shareholders.

Shut in natural gas reserves as a result of gas over bitumen issues

Recent decisions by the AEUB have brought into question our ability to continue to produce natural gas from all of the Wabiskaw and McMurray formations in certain parts of the Athabasca Oil Sands Area in Northeast Alberta. The AEUB has ordered shut-in of some of our production and reserves in this area.

The AEUB has also indicated that it believes there is a need to assess whether additional gas production should be curtailed in situations similar to those considered at hearings to-date and whether there is a need for a broad bitumen conservation strategy in all areas where natural gas production may interfere with eventual bitumen recovery. It is possible that such a strategy, when drafted and implemented by the ERCB (formerly AEUB), will affect future natural gas production from reservoirs owned by the Corporation and located within the gas over bitumen areas of concern as gas production from a portion or all of these zones may be identified in the future as posing a potential concern with respect to communication with potentially recoverable bitumen resources.

While we have no significant additional production recommended for shut-in by any party or the ERCB at this time and royalty adjustments are being received for most production currently shut-in, we cannot ensure that additional production will not be shut-in in the future or that we will be able to negotiate adequate compensation for having to shut-in any such production. This could have a material adverse effect on our funds flows and earnings.

Solution gas ownership

A portion of Perpetual’s natural gas production is from properties where third parties hold bitumen rights.  Certain of these third parties have suggested that “solution gas” exists within the bitumen and that therefore this solution gas is the property of the bitumen rights holder.  If this is proven to be correct, and if it is demonstrated that this solution gas has been or may continue to be produced in association with the recovery of Perpetual’s conventional natural gas rights, these facts may give rise to a third party claim for compensation.  A successful claim in this regard may have a material adverse effect on the Corporation’s business, financial condition and operations.

Exploration, development and production risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Substantial capital expenditures are required for exploration, development and production of oil and natural gas reserves in the future. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time, and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation’s reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, management of the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, the Corporation may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Corporation. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

Prices, markets and marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation is and will continue to be affected by numerous factors beyond its control. The Corporation’s ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing and storage facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The prices of oil and natural gas prices may be volatile and subject to fluctuation. Any material decline in prices could result in a reduction of the Corporation’s net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of the Corporation’s reserves. The Corporation might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Corporation’s expected net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of OPEC, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation’s carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing credit and liquidity concerns. Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation may, in part, be determined by the Corporation’s borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation’s borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation’s bank debt be repaid.

The Corporation manages commodity price uncertainty through financial hedges and physical forward sale arrangements. There is a credit risk associated with counterparties with which the Corporation may contract.

Failure to realize anticipated benefits of acquisitions and dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, noncore assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such noncore assets, certain noncore assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Operational dependence

Other companies operate some of the assets in which the Corporation has an interest. As a result, the Corporation has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Corporation’s financial performance. The Corporation’s return on assets operated by others therefore depends upon a number of factors that may be outside of the Corporation’s control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project risks

The Corporation manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Project cost overruns could make a project uneconomic. The Corporation’s ability to execute projects and market oil and natural gas depends upon numerous factors beyond the Corporation’s control, including:

the availability of processing capacity;

the availability and proximity of pipeline capacity;

the availability of storage capacity;

the supply of and demand for oil and natural gas;

the availability of alternative fuel sources;

the effects of inclement weather;

the availability of drilling and related equipment;

unexpected cost increases;

accidental events;

currency fluctuations;

changes in regulations;

the availability and productivity of skilled labour; and

the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, the Corporation could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. The Corporation competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation also competes with other companies for all of its business inputs including exploitation and development prospects, access to commodity markets, property and corporate acquisitions, and available capital. The Corporation endeavours to be competitive by maintaining a strong financial condition through attracting and retaining technically competent and accountable staff, by refining and enhancing business processes on an ongoing basis and by utilizing current technologies to enhance exploitation, development and operational activities. The Corporation’s competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation’s ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery and storage. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase the Corporation’s costs, any of which may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects. In order to conduct oil and gas operations, the Corporation will require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all of the licenses and permits that may be required to conduct operations which it may wish to undertake.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require additional expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it will be in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

Climate change

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”.

There has been much public debate with respect to Canada’s ability to meet these targets and the Government’s strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Recently, representatives from approximately 170 countries met in Copenhagen, Denmark to attempt to negotiate a successor to the Kyoto Protocol. The result of such meeting was the Copenhagen Accord, a non-binding political consensus rather than a binding international treaty such as the Kyoto Protocol. The Corporation’s exploration and production facilities and other operations and activities emit greenhouse gases and require the Corporation to comply with Alberta’s greenhouse gas emissions legislation contained in the Climate Change and Emissions Management Act and the Specified Gas Emitters Regulation. The Corporation will also be required comply with the regulatory scheme for greenhouse gas emissions ultimately adopted by the federal government, which are now expected to be consistent with the regulatory scheme for greenhouse gas emissions adopted by the United States. The direct or indirect costs of these regulations may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects. The future implementation or modification of greenhouse gases regulations, whether to meet the limits required by the Kyoto Protocol, the Copenhagen Accord or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Corporation. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on the Corporation and its operations and financial condition.

The direct or indirect costs of these regulations may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

Variations in foreign exchange rates and interest rates

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. In recent years, the Canadian dollar has increased materially in value against the United States dollar. Material increases in the value of the Canadian dollar negatively impact the Corporation’s production revenues. Future Canadian/United States exchange rates could accordingly impact the future value of the Corporation’s reserves as determined by independent evaluators.

To the extent that the Corporation engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which the Corporation may contract.

An increase in interest rates could result in a increase in the amount the Corporation pays to service debt, which could negatively impact the market price of the Common Shares.

Additional funding requirements

The Corporation’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation’s revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation’s ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on terms acceptable to the Corporation. Continued uncertainty in domestic and international credit markets could materially affect the Corporation’s ability to access sufficient capital for its capital expenditures and acquisitions, and as a result, may have a material adverse effect on the Corporation’s ability to execute its business strategy and on its business, financial condition, results of operations and prospects.

Issuance of debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase the Corporation’s debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation’s articles nor its bylaws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation’s indebtedness from time to time, could impair the Corporation’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Availability of drilling equipment and access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities.

Title to assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the Corporation’s claim which may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

Reserve estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth herein are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Corporation’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, the Corporation’s independent reserves evaluator has used forecast prices and costs in estimating the reserves and future net cash flows as summarized herein. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from the Corporation’s oil and gas reserves will vary from the estimates contained in the reserve evaluation, and such variations could be material. The reserve evaluation is based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the reserve evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluation. The reserve evaluation is effective as of a specific effective date, and has not been updated and thus does not reflect changes in the Corporation’s reserves since that date.

Insurance

The Corporation’s involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, leaks of sour natural gas, property damage, personal injury or other hazards. Although the Corporation maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

Geo-political risks

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil and natural gas. Conflicts, or conversely peaceful developments, arising in the Middle East, and other areas of the world, have an impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of the Corporation’s net production revenue.

In addition, the Corporation’s oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of the Corporation’s properties, wells or facilities are the subject of terrorist attack it may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects. The Corporation will not have insurance to protect against the risk from terrorism.

Management of growth

The Corporation may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

Expiration of licenses and leases

The Corporation’s properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation’s licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

Cyclical and seasonal impact on industry

The Corporation’s operational results and financial condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors including weather and general economic conditions, as well as conditions in other oil and natural gas producing regions. Any decline in natural gas prices could have an adverse effect on the Corporation’s financial condition.

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity which could impact the production and future revenues of the Corporation. In addition high demand for equipment in winter months for areas limited to winter access could result in increased costs and the inability to execute the Corporation’s desired exploration and development programs.

Third party credit risk

The Corporation may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, commodity price and currency hedge contract counterparties, and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in the Corporation’s ongoing capital program, potentially delaying the program and the results of such program until the Corporation finds a suitable alternative partner.

Conflicts of interest

Certain directors of the Corporation are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the Alberta Business Corporations Act.

Reliance on key personnel

The Corporation’s success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects. The contributions of the existing management team to the immediate and near term operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Administrator.

Operations in other jurisdictions and other business activities

Our operations and the expertise of our management are currently focused on conventional shallow and unconventional tight gas production and development in the Western Canadian Sedimentary Basin. In the future, we may acquire oil and gas properties outside this geographic area. In addition, the Articles of Incorporation does not limit the activities of the Corporation to oil and gas production and development, and the Corporation could acquire other energy related assets, such as oil and natural gas processing plants or pipelines. Expansion of our activities into new areas may present new additional risks or alternatively, increase the exposure to one or more of the present risk factors, which may result in future operational and financial conditions of the Corporation being adversely affected. In either case, our future operational and financial conditions could be materially adversely affected.

Lender limitations on dividends on common shares

Under the terms of the credit facility with our lenders, if the lenders determine that our borrowing base under the facility has been exceeded by the amount loaned and assuming there is not a demand for repayment we will be precluded from paying dividends until our borrowing base no longer is in a shortfall position. Our lenders may also restrict our ability to pay dividends when we are in breach or default of agreements with the lenders.

The lenders will be provided with security over substantially all of our assets. If we become unable to pay our debt service charges or otherwise commit an event of default such as bankruptcy, the lender may foreclose on or sell the working interests.

Dilution

To maintain or expand our natural gas reserves we will need to finance capital expenditures and property acquisitions. Consequently, you may suffer dilution as a result of any future offering of common shares or securities convertible into common shares.

Generally accepted accounting principles (“GAAP”)

GAAP requires that management apply certain accounting policies and make certain estimates and assumptions that affect reported amounts in our consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the Corporation’s common shares. The carrying value of property, plant and equipment, the carrying value of goodwill and the value of hedging instruments are some of the items which are subject to valuation and potential non-cash write-downs.

Permitted investments

We may invest in certain permitted investments of which the market value may fluctuate. For example, the prices of Canadian government securities, bankers’ acceptances and commercial paper react to economic developments and changes in interest rates. Commercial paper is also subject to issuer credit risk. Other permitted investments in energy-related entities will be subject to the general risks of investing in equity securities. These include the risks that the financial condition of issuers may become impaired or that the energy sector may suffer a market downturn. Securities markets in general are affected by a variety of factors including: governmental, environmental and regulatory policies; inflation and interest rates; economic cycles; and global, regional and national events. The value of the Common Shares could be affected by adverse changes in the market values of permitted investments.

Changes in dividends

The board of directors of the Corporation assess the dividend on a monthly basis based on cash flow projections which incorporate Perpetual’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Corporation’s capital spending program and projected production additions. Future dividends are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities and may vary materially from previous dividends.

Operational matters

The Corporation’s operations may be delayed or unsuccessful for many reasons including cost overruns, lower natural gas prices, equipment shortages, mechanical and technical difficulties and labour problems. The Corporation’s operations will also often require the use of new and advanced technologies which can be expensive to develop, purchase and implement and may not function as expected. Perpetual may experience substantial cost overruns caused by changes in the scope and magnitude of our operations, employee strikes and unforeseen technical problems including natural hazards which may result in blowouts, environmental damage or other unexpected or dangerous conditions giving rise to liability to third parties. In particular, drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. Drilling for natural gas could result in unprofitable efforts, not only from dry wells but from wells that are productive but do not produce enough net revenue to return a profit after drilling, operating and other costs. The costs of drilling, completing and operating wells are often uncertain. In addition, our operations depend on the availability of drilling and related equipment in the particular areas where exploration and development activities will be conducted. Demand for the equipment or access restrictions may affect the availability of that equipment and, consequently, delay operations.

Continuing production from a property, and to some extent marketing of production therefrom, is largely dependent upon economic variables and the ability of the operator of the property. Operating costs on most properties have increased over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Corporation to certain properties. A reduction in dividends on Common Shares could result in such circumstances.

Expansion of operations

The operations and expertise of management of the Corporation are currently focused on natural gas production and development in the Western Canadian Sedimentary Basin. In the future, the Corporation may acquire oil and gas properties outside this geographic area. In addition, the Articles of Incorporation does not limit the activities of the Corporation to oil and gas production and development, and the Corporation could acquire other energy related assets, such as oil and natural gas processing plants or pipelines. Expansion of our activities into new areas may present new additional risks or alternatively, increase the exposure to one or more of the present risk factors, which may result in future operational and financial conditions of the Corporation being adversely affected.

Acquisitions

The price paid for asset acquisitions is based on the Corporation’s internal assessment of the reserves and future production potential adjusted for risk. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas, and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, management and the Corporation. In particular, changes in prices of and markets for petroleum and natural gas from those anticipated at the time of making such assessments will affect the amount of future dividends and as such the value of the Common Shares. In addition, all such estimates involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact funds flows and dividends to Shareholders.

Net asset value

The net asset value of the assets of the Corporation will vary from time to time dependent upon a number of factors beyond the control of management, including oil and natural gas prices. The trading prices of the Common Shares from time to time are also determined by a number of factors that are beyond the control of management and such trading prices may vary from the net asset value of the Corporation’s assets.

Financial instruments

The nature of Perpetual’s operations results in exposure to fluctuations in commodity prices. The Corporation will monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to mitigate its exposure to these risks. Perpetual may be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. From time to time the Corporation may enter into risk management activities in an effort to mitigate the potential impact of declines in natural gas prices. These activities may consist of, but are not limited to:

buying a price floor under which the Corporation will receive a minimum price for natural gas production;

buying a collar under which the Corporation will receive a price within a specified price range for natural gas production;

selling call options to third parties, giving them the right to purchase natural gas from the Corporation at a specified price in future periods in exchange for an upfront cash payment to Perpetual;

entering into fixed price contract for natural gas production; and

entering into contracts to fix the basis differential between natural gas markets.

If product prices increase above the levels specified in Perpetual’s various hedging agreements, the Corporation would be precluded from receiving the full benefit of commodity price increases.

In addition, by entering into these hedging activities the Corporation may suffer financial loss if:

Perpetual is unable to produce sufficient quantities of natural gas to fulfill its obligations;

Perpetual is required to pay a margin call on a financial hedge contract; or

Perpetual is required to pay royalties based on a market or reference price that is higher than its hedged fixed or ceiling price.

Renegotiation or termination of contracts

As at the date hereof, the Corporation does not anticipate that any aspect of its business will be materially affected in the current fiscal year by the renegotiation or termination of contracts or subcontracts.

Environmental considerations

Compliance with health, safety and environmental laws and regulations could materially increase the Corporation’s costs. Perpetual will incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. These include costs to reduce certain types of air emissions and discharges and to remediate contamination at various facilities and third party sites where the Corporation’s products or wastes will be handled or disposed.

Perpetual is subject to statutory strict liability in respect of losses or damages suffered as a result of pollution caused by spills or discharges of petroleum from petroleum facilities covered by any of the Corporation’s licenses. As a result, anyone who suffers losses or damages as a result of pollution caused by Perpetual’s operations can claim compensation without needing to demonstrate that the damage is due to any fault on the Corporation’s part.

New laws and regulations, tougher requirements in licensing, increasingly strict enforcement of, or new interpretations of, existing laws and regulations and the discovery of previously unknown contamination may require future expenditures to:

modify operations;

install pollution control equipment;

perform site clean-ups; or

curtail or cease certain operations.

In addition, increasingly strict environmental requirements may affect product specifications and operational practices. Future expenditures to meet such specifications could have a material adverse effect on the Corporation’s operations or financial condition. Any abandonment costs Perpetual incurs will reduce cash available for dividends to Shareholders and other uses.

The Corporation is proactive in its approach to environmental concerns. Procedures are in place to ensure that due care is taken in the day-to-day management of its properties. All government regulations and procedures are followed in adherence to the law. The Corporation believes in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to the Corporation.

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information and statements within the meaning of applicable securities laws. This information and these statements relate to future events or to our future performance. All statements other than statements of historical fact may be forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook”, “guidance”, “objective”, “plans”, “intends”, “targeting”, “could”, “potential”, “outlook”, “strategy” and any similar expressions are intended to identify forward-looking information and statements.

In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: the quantity and recoverability of Perpetual’s reserves; the timing and amount of future production; future prices as well as supply and demand for natural gas and oil; the existence, operations and strategy of the commodity price risk management program; the approximate amount of forward sales and hedging to be employed, and the value of financial forward natural gas contracts; funds flow sensitivities to commodity price, production, foreign exchange and interest rate changes; operating, G&A, and other expenses; cash dividends, and the funding and tax treatment thereof; the costs and timing of future abandonment and reclamation, asset retirement and environmental obligations; the use of exploration and development activity, prudent asset management, and acquisitions to sustain, replace or add to reserves and production or expand the Corporations’s asset base; expected costs relating to the Corporation’s gas storage project; anticipated future capacity of the Corporation’s gas storage facility; the timing of receipt of escrowed funds; the Corporation’s acquisition strategy and the existence of acquisition opportunities, the criteria to be considered in connection therewith and the benefits to be derived therefrom; Perpetual’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; expected book value and related tax value of the Corporation’s assets and prospect inventory and estimates of net asset value; funds flow; ability to fund dividends and exploration and development; our corporate strategy; expectations regarding Perpetual’s access to  capital to fund its acquisition, exploration and development activities; the transition to IFRS and its impact on the Corporation’s financial results; expected realization of gas over bitumen royalty adjustments; future income tax and its effect on funds flow and dividends; intentions with respect to preservation of tax pools of and taxes payable by the Corporation; funding of and anticipated results from capital expenditure programs; renewal of and borrowing costs associated with the credit facility; future debt levels, financial capacity, liquidity and capital resources; future contractual commitments; drilling, completion, facilities and construction plans, and the effect thereof; the impact of Canadian federal and provincial governmental regulation on the Corporation relative to other issuers; Crown royalty rates; Perpetual’s treatment under governmental regulatory regimes; business strategies and plans of management, including future changes in the structure of business operations; and the reliance on third parties in the industry to develop and expand Perpetual’s assets and operations.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of the Corporation including, without limitation, that Perpetual will conduct its operations in a manner consistent with its expectations and, where applicable, consistent with past practice; the general continuance of current or, where applicable, assumed industry conditions; the continuance of existing, and in certain circumstances, the implementation of proposed tax, royalty and regulatory regimes; the ability of Perpetual to obtain equipment, services, and supplies in a timely manner to carry out its activities; the accuracy of the estimates of Perpetual’s reserve and resource volumes; the timely receipt of required regulatory approvals; certain commodity price and other cost assumptions; the timing and costs of storage facility and pipeline construction and expansion and the ability to secure adequate product transportation; the continued availability of adequate debt and/or equity financing and funds flow to fund the Corporation’s capital and operating requirements as needed; and the extent of Perpetual’s liabilities.

The Corporation believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: volatility in market prices for oil and natural gas products; supply and demand regarding the Perpetual’s products; risks inherent in Perpetual’s operations, such as production declines, unexpected results, geological, technical, or drilling and process problems; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; changes in exploration or development plans by Perpetual or by third party operators of Perpetual’s properties; reliance on industry partners; uncertainties or inaccuracies associated with estimating reserves volumes; competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance; increased costs; incorrect assessments of the value of acquisitions; increased debt levels or debt service requirements; industry conditions including fluctuations in the price of natural gas and related commodities; royalties payable in respect of Perpetual’s production; governmental regulation of the oil and gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; the need to obtain required approvals from regulatory authorities; changes in laws applicable to the Corporation, royalty rates, or other regulatory matters; general economic conditions in Canada, the United States and globally; stock market volatility and market valuations; limited, unfavourable, or a lack of access to capital markets, and certain other risks detailed from time to time in Perpetual’s public disclosure documents.  The foregoing list of risk factors should not be considered exhaustive.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of the Corporation or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, unless expressly required to do so by applicable securities laws.

Additional information on Perpetual, including the most recent filed Annual Report and Annual Information Form, can be accessed at www.sedar.com or from the Corporation’s website at www.perpetualenergyinc.com.

MANAGEMENT’S REPORT

The consolidated financial statements of Perpetual Energy Inc. (“Perpetual”) are the responsibility of Management and have been approved by the Board of Directors of Perpetual. These consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles (GAAP) in Canada and include amounts that are based on estimates and judgments.

Management has prepared Management’s Discussion and Analysis which is based on Perpetual’s financial results prepared in accordance with Canadian GAAP. It compares Perpetual’s financial performance in 2010 to 2009 and should be read in conjunction with the consolidated financial statements and accompanying notes.

Management is responsible for establishing and maintaining adequate internal control over Perpetual’s financial reporting. Management believes that the system of internal controls that have been designed and maintained at Perpetual provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment according to these criteria, Management concluded that internal control over financial reporting is effective as of December 31, 2009 and 2010 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors has appointed an Audit Committee consisting of unrelated, non-management directors which meets at least four times during the year with Management and independently with the external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the charter of the Audit Committee as set out in the Annual Information Form. The Audit Committee reviews the consolidated financial statements and Management’s Discussion and Analysis before the consolidated financial statements are submitted to the Board of Directors for approval. The external auditors have free access to the Audit Committee without obtaining prior Management approval.

With respect to the external auditors, KPMG LLP, the Audit Committee approves the terms of engagement and reviews the annual audit plan, the Auditors’ Report and results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the shareholders.

The independent external auditors, KPMG LLP, have been appointed by the Board of Directors on behalf of the shareholders to express an opinion as to whether the consolidated financial statements present fairly, in all material respects, Perpetual’s financial position, results of operations and cash flows in accordance with Canadian GAAP. The report of KPMG LLP outlines the scope of their examination and their opinion on the consolidated financial statements.

SUSAN L. RIDDELL ROSE

CAMERON R. SEBASTIAN

President &

Vice President, Finance &
Chief Executive Officer

Chief Financial Officer

March 7, 2011

AUDITORS’ REPORT

To the Shareholders of Perpetual Energy Inc.

We have audited the accompanying consolidated financial statements of Perpetual Energy Inc. (“Perpetual”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of earnings (loss) and deficit and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perpetual as at December 31, 2010 and 2009, and the results of its consolidated operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada

March 7, 2011

CONSOLIDATED BALANCE SHEETS

As at	December 31, 2010	December 31, 2009
($ thousands)
Assets
Current assets
Accounts receivable	$ 35,459	$ 34,079
Prepaids and deposits	5,028	12,910
Marketable securities (note 2)	6,007	163
Financial instruments (note 12)	4,271	46,152
	50,765	93,304

Property, plant and equipment (notes 3 and 4)	954,750	921,705
Goodwill	29,129	29,129
Financial instruments (note 12)	3,562	21,167
	$ 1,038, 206	$ 1,065,305

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 73,979	$ 41,722
Dividends payable	4,449	6,311
Option plan liability (note 10)	803	–
Bank debt (note 6)	–	7,569
Convertible debentures (note 7)	–	55,271
	79,231	110,873

Long term bank debt (note 6)	182,612	262,393
Gas over bitumen royalty adjustments (note 15)	70,497	77,167
Asset retirement obligations (note 11)	199,191	194,588
Convertible debentures (note 7)	219,689	164,926
Gas storage arrangement (note 8)	31,721	–
Future income taxes (note 14)	2,122	–

Shareholders’ equity
Non-controlling interest (note 5)	–	1,479
Shareholders’ capital (note 9)	1,257,480	1,156,245
Equity component of convertible debentures (note 7)	15,836	10,844
Contributed surplus (note 10)	19,131	19,470
Deficit	(1,039,304)	(932,680)
	253,143	255,358
	$ 1,038,206	$ 1,065,305

See accompanying notes

Basis of presentation: note 1

Commitments and contingencies: notes 12, 13 and 15

Robert A. Maitland

Geoffrey C. Merritt

Director

Director

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND DEFICIT

	Year Ended December 31
	2010	2009
($ thousands except per share amounts)
Revenue
Oil and natural gas	$ 260,217	$ 246,243
Royalties	(22,131)	(17,372)
Realized gain on financial instruments (note 12)	155,025	166,340
Unrealized gain (loss) on financial instruments (note 12)	(63,215)	7,837
Call option premiums received (note 12)	1,851	5,740
Gas over bitumen revenue (note 15)	15,616	2,712
	347,363	411,500

Expenses
Operating	91,161	105,092
Transportation costs	11,888	11,684
Exploration expenses	19,160	21,838
General and administrative (note 10)	36,250	39,615
Interest	12,460	11,920
Interest on convertible debentures	19,492	18,243
Unrealized (gain) loss on marketable securities (note 2)	1,257	(36)
Unrealized gain on gas storage arrangement (notes 8 and 12)	(3,729)	–
Gain on sale of property, plant and equipment (note 3)	(37,727)	(8,471)
Depletion, depreciation and accretion	223,575	197,690
	373,787	397,575
Earnings (loss) before income taxes	(26,424)	13,925
Future income tax expense (note 14)	2,122	371
Current taxes	–	–
	2,122	371
Net earnings (loss)	(28,546)	13,554

Net earnings (loss) attributable to (notes 1(o) and 5):
Shareholders of the Corporation	(27,996)	14,393
Non-controlling interest (note 5)	(550)	(839)
Net earnings (loss)	(28,546)	13,554
Deficit, beginning of year	(932,680)	(871,235)
Net earnings (loss) attributable to Shareholders	(27,996)	14,393
Dividends declared	(78,628)	(75,838)
Deficit, end of year	(1,039,304)	(932,680)
Accumulated other comprehensive income	–	–
Deficit and accumulated other comprehensive income, end of the year	$ (1,039,304)	$ (932,680)

Earnings (loss) per Share [note 9(c)]
Basic & Diluted	$ (0.20)	$ 0.11

Dividends per Share	$ 0.56	$ 0.64

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2010	2009
Cash provided by (used for) $ thousands
Operating activities
Net earnings (loss)	$ (28,546)	$ 13,554
Items not involving cash
Depletion, depreciation and accretion	223,575	197,690
Share-based compensation	1,870	7,481
Unrealized loss (gain) on financial instruments	63,215	(7,837)
Unrealized loss (gain) on marketable securities	1,257	(36)
Unrealized gain on gas storage arrangement	(3,729)	–
Gain on sale of property, plant and equipment	(37,727)	(8,471)
Future income tax expense	2,122	371
Non-cash exploration expense	10,691	11,289
Non-cash interest expense	3,720	3,242
Gas over bitumen royalty adjustments	10,454	7,662
Gas over bitumen revenue adjustments on dispositions	(13,767)	–
Gas over bitumen royalty adjustments not yet received (note 15)	(3,357)	(5,138)
Expenditures on asset retirement obligations	(4,880)	(3,715)
Change in non-cash working capital	15,228	12,260
Cash flow provided by operating activities	240,126	228,352

Financing activities
Issue of common shares	58,021	1,178
Share issue costs	(3,457)	–
Dividends to Shareholders	(35,309)	(62,294)
Change in bank debt	(87,351)	(69,291)
Repayment of convertible debentures	(55,271)	(5,866)
Gas storage arrangement receipt net of issue fees	31,150	–
Convertible debenture issue	60,000	–
Convertible debenture issue fees	(2,927)	(1,036)
Severo Common Share issue	549	–
Change in non-cash working capital	2,107	(7,707)
	(32,488)	(145,016)
	207,638	83,336

Investing activities
Acquisition of properties and corporate assets	(19,344)	(18,532)
Acquisition of Edson (note 4)	(123,268)	–
Acquisition of Profound	–	(27,089)
Exploration and development expenditures	(168,759)	(61,769)
Proceeds on sale of property and equipment	84,169	26,580
Change in non-cash working capital	19,564	(2,526)
	(207,638)	(83,336)
Change in cash	–	–
Cash, beginning of year	–	–
Cash, end of year	$ –	$ –
Interest paid	$ 25,278	$ 22,454
Taxes paid	–	–

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in $ thousands Cdn except as noted)

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

On June 30, 2010, Paramount Energy Trust (the “Trust”) completed its previously announced conversion (the “Conversion”) from an income trust to a corporation through a distribution of trust units for shares of Perpetual Energy Inc. (“Perpetual” or “the Corporation”) on a one-for-one basis pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and related transactions. Perpetual’s Board of Directors and management team are the former Board of Directors and management team of the Trust’s administrator. Immediately subsequent to the Conversion, Perpetual effected an internal reorganization whereby, among other things, the Trust was dissolved and the Corporation received all of the assets and assumed all of the liabilities of the Trust. References to Perpetual in these financial statements for periods prior to June 30, 2010 are references to the Trust and for periods on or after June 30, 2010 are references to the Corporation. Additionally, references to shares, shareholders and dividends are comparable to units, unitholders and distributions previously under the Trust.

The conversion was accounted for as a continuity of interests. Transaction costs related to the conversion were expensed as incurred.

These year-end consolidated financial statements of Perpetual Energy Inc. (“Perpetual” or “the Corporation”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”).

a)   Principles of consolidation  The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which are wholly-owned.

b)   Petroleum and natural gas operations  Perpetual follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, Perpetual capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. Unproved properties are carried at cost, amortized over the average lease term and tested for impairment annually, with any carrying value in excess of fair value charged to earnings. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender.

Depletion and depreciation of petroleum and natural gas properties, including well development expenditures, production equipment, gas plants and gathering systems, are provided on the unit-of-production method based on estimated proved developed reserves of operational fields. Depletion and depreciation of acquisition costs are based on estimated total proved reserves of operational fields.

The net amount at which petroleum and natural gas costs on an operational field are carried is subject to a cost-recovery test annually or as economic events dictate. An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected undiscounted future cash flows. The amount of the impairment loss is measured as the difference between the carrying amount and the fair value. The carrying values of capital assets, including the costs of acquiring proved and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Corporation are conducted jointly with others. These financial statements reflect only the Corporation’s proportionate interest in such activities.

The Corporation’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from ten percent to 33 percent.

c)   Asset retirement obligations  The Corporation recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment. The liability amount is increased each reporting period due to the passage of time, and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows, credit adjusted risk-free rate or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO, with a corresponding increase/decrease in the carrying amount of property, plant and equipment. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Corporation’s earnings in the period in which the settlement occurs.

d)  Foreign currency translation  Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in earnings in the period in which they arise.

e)  Financial instruments  A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity. Upon initial recognition all financial instruments, including derivatives, are recognized on the balance sheet at fair value. Subsequent measurement is then based on the financial instruments being classified into one of five categories: held for trading, held to maturity, loans and receivables, available for sale and financial liabilities measured at amortized cost (see note 12).

The Corporation uses financial instruments and non-financial derivatives, such as fixed-price commodity sales contracts requiring physical delivery of the underlying commodity, to manage the price risk attributable to anticipated sale of petroleum and natural gas production. The Corporation has not designated its financial derivative or physical sales contracts as effective accounting hedges, even though the Corporation considers all commodity contracts to be effective economic hedges. The fair values, taking credit risk into consideration, of these financial instruments and non-financial derivatives are recorded as assets or liabilities on the Corporation’s balance sheet, with changes in fair values from period to period being recorded as unrealized gains (losses) on financial instruments in Perpetual’s statement of earnings.

The net receipts or payments arising from financial instruments are recognized in earnings as realized gains/(losses) on financial instruments when paid or received; payments or receipts related to non-financial derivatives are included in revenues in the corresponding period.

The Corporation measures and recognizes embedded derivatives separately from the host contracts when the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, when it meets the definition of a derivative and when the entire contract is not measured at fair value. Embedded derivatives are recorded at fair value. The Corporation continuously evaluates all new material contracts for existence of embedded derivatives. Costs incurred to issue convertible debentures are recorded against the related financial liability. The Corporation has not incurred any other material costs pertaining to the acquisition of financial assets or liabilities.

f)  Income taxes  Perpetual and its subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

g)  Option plans  Perpetual has a Share Option Plan, a Bonus Rights Plan and a Dividend Bonus Arrangement as described in Note 10. Share Options and Dividend Bonuses are accounted for using the intrinsic value method, whereby a share option liability and corresponding expense are recorded over the vesting period of the Share Options, based on the difference between the trading price of the underlying securities on the balance sheet date and the exercise price of the Share Option. An additional expense is recorded as dividends accrue on Share Options outstanding. As Share Options are exercised for common shares the liability is reduced and a credit is recorded to Shareholders’ Capital.

Bonus Rights granted are charged to earnings in the period they vest, based on the fair value of the Bonus Rights on the grant date, with a corresponding increase to contributed surplus for any vested but unexercised bonus rights.

h)  Measurement uncertainty  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion, depreciation and accretion are based on estimates prepared by Perpetual’s independent reserves evaluators. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

Tax legislation, regulations, and the interpretation thereof in the various jurisdictions in which Perpetual operates, are complex and subject to change. As such, income taxes are subject to uncertainty.

i)  Revenue recognition  Revenues associated with the sale of natural gas, crude oil, and natural gas liquids are recognized when title passes from the Corporation to its customers.

j)  Goodwill  Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. An initial assessment is made by comparing the fair value, which includes goodwill, to the book values of the reporting unit. If this fair value is less than book value, an impairment is indicated and a second test is performed to measure the amount of the impairment. In the second test, the implied fair value of the goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value determined in the initial assessment. If the carrying value of the goodwill exceeds the calculated implied fair value of the goodwill, an impairment charge is recorded.

k)  Gas over bitumen royalty adjustments  The majority of royalty adjustments received are recorded as a liability as Perpetual cannot determine if, when or to what extent the royalty adjustment may be repayable through incremental royalties if and when gas production recommences. Therefore, these royalty adjustments will be included in earnings when such determination can be made. For certain wells which have been sold to a third party, the Corporation continues to receive the gas over bitumen royalty adjustments although the ownership of the natural gas reserves and responsibility for paying royalties on future production have been transferred to the buyer. Adjustments received for these wells are recorded as revenue.

l)  Convertible debentures  The Corporation’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature. As the debentures are converted, a portion of debt and equity amounts are transferred to Shareholders’ capital. The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings. The convertible debentures are carried net of issue costs on the balance sheet. The issue costs are amortized to earnings using the effective interest rate method.

m) Marketable securities  The Corporation accounts for its marketable securities as financial assets held for trading. As such, the securities are marked to fair value at each balance sheet date using quoted market prices. Changes in the fair value of securities are charged to earnings in the period in which the change occurs.

n) Gas storage  The Corporation recognizes revenue for storage services, including gas injection, storage and withdrawal in accordance with the terms of the storage contracts. Perpetual does not hold title to third party storage gas and does not store proprietary gas. Gas storage assets are amortized using a 5 percent declining balance method.

o)  Change in accounting policy  CICA Handbook Section 1582 ‘‘Business Combinations’’ replaced the previous guideline and requires additional use of fair value measurements, recognition of additional assets and liabilities, expensing of transaction costs and increased disclosure for business combinations. Entities adopting Section 1582 are also required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements’’ and 1602 ‘‘Non-Controlling Interests’’. These standards require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders’ equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary’s results and present the allocation between the controlling interest and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted. Perpetual has early adopted Sections 1582, 1601 and 1602 as at January 1, 2010. The changes resulting from adopting Section 1582 have been applied prospectively and the changes from adopting Sections 1601 and 1602 have been applied retrospectively. See notes 4 and 5 for application of this change in accounting policy.

p)  Comparative figures  Comparative figures in the prior year comparative financial statements have been reclassified in order to conform with current year presentation.

MARKETABLE SECURITIES

At December 31, 2010, marketable securities comprised of a $0.1 million common share investment in Ember Resources Inc. (“Ember”) and $5.9 million common shares of TriOil Resources Ltd. (“TriOil”), both publicly traded oil and gas companies. Shares of TriOil were obtained in a disposition of assets in April, 2010. At the time of the disposition, the shares had a market value of $7.1 million. For the year ended December 31, 2010, a loss of $1.3 million was recorded in the statement of earnings (loss) to reflect the changes in fair market value ($0.1 million for year ended December 31, 2009).

PROPERTY, PLANT AND EQUIPMENT

	December 31, 2010	December 31, 2009
Petroleum and natural gas properties	$ 2,419,092	$ 2,197,322
Asset retirement costs	179,892	160,143
Corporate assets	5,561	4,854
	2,604,545	2,362,319
Accumulated depletion and depreciation	(1,649,795)	(1,440,614)
	$ 954,750	$ 921,705

Property, plant and equipment at December 31, 2010 included $111.2 million (December 31, 2009 - $120.5 million) currently not subject to depletion and $23.8 million (December 31, 2009 - $73.4 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

In January 2010, the Corporation closed a purchase of natural gas assets for an aggregate purchase price of $16.6 million, including a $1.8 million deposit paid in 2009. The acquisition was financed through existing credit facilities.

During 2010, the Corporation disposed of several non-core oil and natural gas assets for cash proceeds of $84.2 million (2009 - $26.6 million), and $7.1 million in common shares of a publicly traded oil and gas company (refer to Note 2). Gains on dispositions totaling $37.7 million (2009 - $8.5 million) were recorded in the statement of earnings (loss).

EDSON ACQUISITION

On April 1, 2010, the Corporation closed an acquisition of certain petroleum and natural gas properties and related assets located in the Edson area of west central Alberta. The acquisition was partially financed with the proceeds of a bought deal subscription receipt financing, which closed on March 30, 2010, as well as through available credit facilities. Under the bought deal financing, Perpetual issued 12.1 million Subscription Receipts at a price of $4.75 per Subscription Receipt for gross proceeds of $57.5 million. The remainder of the $123.3 million consideration consisted of a cash payment. Perpetual assumed $4.4 million of asset retirement obligations in the transaction. The purchase price was allocated to property, plant and equipment, with no consideration assigned to goodwill, intangible assets or future tax assets or liabilities and no working capital involved in the acquisition. The acquisition was accounted for using the new purchase method of accounting in accordance with note 1(o), and transaction costs were expensed. The Corporation has not yet finalized its determination of the fair value of the assets acquired and the liabilities assumed, and therefore the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

Since the acquisition date, the Corporation recorded total revenues of $14.3 million and a net loss of $2.7 million in respect of the acquired assets. Had the acquisition occurred on January 1, 2010, Perpetual estimates that total revenues from the acquired assets would have been $20.6 million and the net loss would have been approximately $1.9 million.

NON-CONTROLLING INTEREST

Up to October 5, 2010, Perpetual had an 89 percent ownership interest (December 31, 2009 – 93 percent) in Severo Energy Corp. (“Severo”), a private company engaged in oil and gas exploration in Canada. The remaining eleven percent was owned by employees of Severo and Perpetual and other private investors. Effective October 5, 2010, Perpetual purchased the remaining 11 percent interest in Severo and Severo became a wholly-owned subsidiary of the Corporation.

Prior to the acquisition of the Severo non-controlling interest, Perpetual had nominated two representatives of the four person Board of Directors of Severo. Since the Corporation had retained effective control of Severo, the results, assets and liabilities of this entity had been included in these financial statements. The non-Perpetual ownership interests of Severo were shown as non-controlling interest prior to the acquisition.

A reconciliation of non-controlling interest is provided below:

Balance at December 31, 2008	1,871
Non-controlling interest	(392)
Balance at December 31, 2009	1,479
Severo share issue	550
Non-controlling interest share of net loss for the nine months ended September 30, 2010	(550)
Removal of the balance sheet component as a result of the acquisition of non-controlling interest	(1,479)
Balance at December 31, 2010	-

BANK DEBT

Perpetual has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). The revolving nature of the facility expires on May 31, 2011 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. Based on the most recent semi-annual review by the Corporation’s lenders, the borrowing base was established at $300 million, consisting of a demand loan of $285 million and a working capital facility of $15 million. In addition to amounts outstanding under the Credit Facility, Perpetual has outstanding letters of credit in the amount of $6.1 million. Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility. Should current borrowing exceed the borrowing base, dividends would be restricted until such time that borrowings were once again below the borrowing base.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Corporation’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate. The effective interest rate on outstanding amounts at December 31, 2010 was 4.2 percent.

In addition, during 2010, Severo had a revolving credit facility with a Canadian Chartered bank. Severo’s outstanding balance on the facility was repaid and the facility wound-up following the purchase of the remaining shares of Severo not previously owned by Perpetual on October 5, 2010.

CONVERTIBLE DEBENTURES

The Corporation’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $14.20 per common share.

During 2009, Perpetual amended the 6.25% convertible unsecured subordinated debentures issued on April 6, 2006. Prior to the amendment, this series was due to mature on April 30, 2011, bore interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and was subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The 2006 6.25% Convertible Debentures were convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $23.80 per common share.

The 2006 6.25% Convertible Debentures were amended on December 17, 2009 as follows:

The interest rate was increased to 7.25% per annum, paid semi-annually on January 31 and July 31 of each year.

The conversion price was reduced to $7.50 per common share.

The maturity date was extended to January 31, 2015.

The amended debentures (“7.25% Convertible Debentures”) are subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The Corporation incurred $1.2 million of issue fees associated with the amendment of the debentures. In addition, due to the amendment, $3.5 million was added to the equity component of this debenture series. Both the issue costs and the equity component reduce the carrying value of the convertible debentures and are amortized into earnings over the life of the convertible debentures using the effective interest rate method.

The Corporation’s 7.0% junior convertible unsecured subordinated debentures issued on May 26, 2010 (“7.0% Convertible Debentures”) mature on December 31, 2015, bear interest at 7.0% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of Perpetual including the Credit Facility and all other series of convertible debentures. The 7.0% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $7.00 per common share.

The Corporation’s 6.25% convertible unsecured subordinated debentures issued on April 25, 2005 (“6.25% Convertible Debentures”) matured and were paid out in cash on June 30, 2010. In conjunction with the repayment, $0.5 million in equity related to these debentures was removed from the equity portion of convertible debentures and credited to contributed surplus.

At the option of Perpetual, the repayment of the principal amount of the convertible debentures may be settled in common shares. The number of common shares to be issued upon redemption by Perpetual will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption. The interest payable may also be settled with the issuance of sufficient common shares to satisfy the interest obligation.

Convertible debentures are classified as debt on the balance sheet with a portion of the debentures allocated to equity. The debt component is measured at amortized cost, after initial recognition at fair value.

	8% Series	6.25% Series	7.25% Series	6.5% Series	7% Series	Total
Short term balance, December 31, 2008	$ 5,848	–	–	–	–	$ 5,848
Long term balance, December 31, 2008	–	$ 54,713	$ 95,977	$ 70,828	–	$ 221,518
Accretion of non-cash equity component	–	117	745	501	–	1,363
Amortization of debenture issue fees	18	441	822	598	–	1,879
Issue fees for amended debentures	–	–	(1,036)	–	–	(1,036)
Equity component of amended debentures	–	–	(3,509)	–	–	(3,509)
Repayment of principal on maturity	(5,866)	–	–	–	–	(5,866)
Short term balance, December 31, 2009	–	55,271	–	–	–	$ 55,271
Long term balance, December 31, 2009	–	–	92,999	71,927	–	$ 164,926
Issue of debentures	–	–	–	–	60,000	60,000
Equity component of issued debentures	–	–	–	–	(5,460)	(5,460)
Accretion of non-cash equity component	–	–	885	551	505	1,941
Amortization of debenture issue fees	–	–	430	551	228	1,209
Issue fees for debentures	–	–	(203)	–	(2,724)	(2,927)
Repayment of principal on maturity	–	(55,271)	–	–	–	(55,271)
Long term balance, December 31, 2010	–	–	94,111	73,029	52,549	219,689
Market value, December 31, 2010	$ –	$ –	$ 101,971	$ 75,674	$ 60,240	$ 237,885
Principal amount of debentures outstanding, December 31, 2010	–	–	99,972	74,925	60,000	234,897

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2008	$ 7,335
Equity component of amended debentures	3,509
Balance, as at December 31, 2009	10,844
Reduction in equity component for repayment of 6.25% series debentures	(468)
Equity component of issued 7% series debentures	5,460
Balance, as at December 31, 2010	$ 15,836

GAS STORAGE ARRANGEMENT

To provide funding for the development of Perpetual’s natural gas storage facility, the Corporation has entered into a forward sales arrangement with a counterparty, whereby Perpetual received $31.6 million on June 30, 2010. An additional $10 million is held in escrow pending satisfaction of certain conditions, and will be added to the gas storage arrangement liability when received by the Corporation. In exchange for the funds received, Perpetual had agreed to deliver 8.0 billion cubic feet of natural gas to the counterparty during the first quarter of 2014. The gas storage liability on the balance sheet represents the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted, until its maturity in 2014, using the effective interest rate method. Upon completion of the facility construction and the receipt of the funds held in escrow, the net present value of the $10 million will be added to the gas storage liability and accreted until its maturity in 2014. For the year ended December 31, 2010, $0.6 million has been accreted and recognized in interest expense. In the current period the Corporation recorded a financial instrument asset of $3.7 million related to the change in the forward price curves for natural gas, used in the determination of the liability to be repaid, and a corresponding unrealized gain on financial instruments on the statement of earnings. Perpetual has incurred $0.4 million to December 31, 2010 on issue fees pertaining to the gas storage arrangement, which are netted against the arrangement liability on the corporation’s balance sheet. During the first quarter of 2011, the maturity of the obligation was extended to the first quarter of 2015.

SHAREHOLDERS’ CAPITAL

a)

Authorized

Authorized capital consists of an unlimited number of common shares.

b)

Issued and Outstanding

The following is a summary of changes in Shareholders’ capital:

Shares	Number of Shares	Amount
Balance, December 31, 2008	112,967,783	$ 1,108,453
Common shares issued pursuant to Share Option Plan	136,125	1,139
Common shares issued pursuant to Bonus Rights Plan	60,121	303
Common shares issued pursuant to Dividend Reinvestment Plan	2,895,519	13,547
Common shares issued pursuant to Optional Cash Payments	138,200	620
Common shares issued pursuant to Profound acquisition	10,025,990	32,184
Share redemption	(221)	(1)
Balance, December 31, 2009	126,223,517	1,156,245
Common shares issued pursuant to Bonus Rights Plan	169,562	1,187
Common shares issued pursuant to Share Option Plan	190,770	1,187
Common shares issued pursuant to Dividend Reinvestment Plan	9,303,845	43,319
Common shares issued pursuant to share offering	12,109,500	57,520
Common shares issued pursuant to Severo acquisition	287,086	1,479
Issue fees incurred	–	(3,457)
Balance, December 31, 2010	148,284,280	$ 1,257,480

c)

Per Share Information

Basic per share amounts are calculated using the weighted average number of common shares outstanding (2010 – 140,623,543; 2009 – 118,180,832).

Perpetual uses the treasury stock method for share options and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations. In computing diluted per share amounts for the year ended December 31, 2010, nil common shares were added to the basic weighted average number of common shares outstanding (2009 – 1,085,320) for the dilutive effect of share options, bonus rights and convertible debentures. In computing diluted per share amounts for the year ended December 31, 2010, 12,075,300 and 250,102 share options and bonus rights respectively, as well as 27,177,437 potentially issuable common shares through the Convertible Debentures (see note 7) were excluded as the Corporation had a net loss for the year ended December 31, 2010 (2009 – 798,462 and 288,629 incentive rights and bonus rights were added to the weighted average number of trust units for the dilutive effect).

d)

Premium Dividend Reinvestment Plan

Commencing with the September 2009 distribution, Perpetual adopted a Premium Distribution and Distribution Reinvestment Plan. Subsequent to incorporation on June 30, 2010, the Premium DRIP Plan has been renamed as the Premium Dividend and Dividend Reinvestment Plan (the “Premium DRIP Plan”).

Commencing with the November dividend, payable in December 2010, there were no shares available under the Premium DRIP Plan.

The Premium DRIP Plan allowed eligible Shareholders to elect, under the dividend reinvestment component of the Premium DRIP Plan, to have their monthly cash dividends reinvested in additional Shares on the applicable Dividend payment date. Participants in the dividend reinvestment component of the Premium DRIP Plan had the ability to purchase Shares with dividend proceeds at a price per Share equal to 95 percent of the Average Market Price (as defined in the Premium DRIP Plan). The Premium DRIP Plan also allowed eligible Shareholders to otherwise elect, under the Premium Dividend component of the Premium DRIP Plan, to have these additional Shares delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash dividend such Shareholders would otherwise have received on the applicable dividend payment date. In the event that eligible Shareholders elected to participate in the Premium Dividend component of the Premium DRIP Plan, the additional common shares delivered to the designated Plan Broker were issued from treasury at a five percent discount to the Average Market Price.

INCENTIVE PLANS

a)

Share Option Plan

On June 17, 2010 the Corporation replaced the previous Unit Incentive Plan with the Share Option Plan (“Share Option Plan”) which permits the Board of Directors to grant nontransferable rights (“Share Options”) to purchase common shares to its and affiliated entities’ employees, officers, directors and other direct and indirect service providers. The purpose of the Share Option Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of Perpetual’s long-term performance. The Board of Directors administers the Share Option Plan and determines participants, numbers of Share Options and terms of vesting. The exercise price of the Share Options (“Grant Price”) shall equal the weighted average trading price for Perpetual common shares for the five trading days immediately preceding the date of the grant, unless otherwise permitted. Prior to the June 17, 2010 implementation of the Share Option Plan, the Unit Incentive Plan provided for a reduction of the exercise price of the Incentive Rights by the aggregate amounts of all distributions on a per Trust Unit basis that the Trust paid its Unitholders after the date of grant. This strike price reduction was discontinued at the time of the implementation of the Share Option Plan (see Note 10c). Prior to the introduction of the Share Option Plan, the Unit Incentive Plan was accounted for as an equity-settled plan, and compensation expense related to Incentive Rights was recorded by amortizing grant date fair values of the issued Incentive Rights. The Share Option Plan and the Dividend Bonus Arrangement (see Note 10c) are being accounted for as a liability settled plan using intrinsic valuation, and a liability of $0.8 million has been recorded on the consolidated balance sheet to reflect the value of outstanding Share Options at December 31, 2010. The participants of the Share Option Plan may offer to surrender their options to the Corporation in exchange for a cash payment not to exceed the in-the-money value of the Share Options, and the Corporation has the right to accept or refuse such offers. The Share Options are only dilutive to the calculation of earnings per common share if the exercise price is below the market price of the common shares. For the year ended December 31, 2010 the Corporation recorded $1.9 million in share-based compensation ($7.5 million for the year ended December 31, 2009).

At December 31, 2010 Perpetual had 12.3 million Share Options and Bonus Rights issued and outstanding relative to the 14.8 million (10 percent) of total common shares outstanding reserved under the Share Option Plan and the Bonus Rights Plans (see note 10 (b)). As at December 31, 2010, 2,457,462 Share Options granted under the Share Option Plan had vested but were unexercised (1,614,500 as of December 31, 2009).

Perpetual used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Share Options issued on or after January 1, 2003. The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2010	2009
Dividend yield (%)	0.0 – 11.9	0.0
Expected volatility (%)	46.7 – 49.9	45.4 – 51.6
Risk-free interest rate (%)	1.69 – 2.31	1.56 – 2.34
Expected life of Share Options (years)	3.0 – 3.75	3.75 – 4.5
Vesting period of Share Options (years)	3.0 – 4.0	4.0
Contractual life of Share Options (years)	4.0 – 5.0	5.0
Weighted average fair value per Share Option on the grant date	$ 0.98	$ 1.81
Share Options	Average exercise price	Share Options
Balance, December 31, 2008	$ 10.64	7,426,500
Granted	4.24	4,955,850
Exercised	4.04	(136,125)
Cancelled	12.86	(2,512,375)
Forfeited	7.32	(872,000)
Balance, December 31, 2009	4.72	8,861,850
Granted	4.78	4,515,450
Forfeited	4.84	(1,111,230)
Exercised	3.68	(190,770)
Balance, December 31, 2010	$ 4.55	12,075,300

The following table summarizes information about Share Options outstanding at December 31, 2010:

Range of exercise prices	Number outstanding at December 31, 2010	Weighted average contractual life (years)	Weighted average exercise price/Share Option	Number exercisable at December 31, 2010	Weighted average vested exercise price/Share Option
$2.45 to $4.49	5,944,050	3.1	$ 3.64	1,932,087	$ 3.62
$4.50 to $6.99	5,374,250	3.6	4.95	306,875	5.33
$7.00 to $8.99	208,500	1.9	7.55	135,875	7.44
$9.00 to $11.00	548,500	1.4	9.25	82,625	9.90
Total	12,075,300	3.2	$ 4.55	2,457,462	$ 4.25

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2008	$ 12,873
Share-based compensation expense	7,481
Transfer to Shareholders’ capital on exercise of Share Options	(581)
Transfer to Shareholders’ capital on exercise of Bonus Rights	(303)
Balance, as at December 31, 2009	$ 19,470
Share-based compensation expense	1,870
Transfer from equity portion of convertible debentures (note 7)	468
Stock Option Plan liability	(803)
Transfer to Shareholders’ capital on exercise of Share Options	(659)
Transfer to Shareholders’ capital on exercise of Bonus Rights	(1,215)
Balance, as at December 31, 2010	$ 19,131

b)

Bonus Rights Plan

Perpetual has a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”). Rights to purchase common shares (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding five years from the date upon which the Bonus Rights were granted. The Bonus Rights vest over two years. At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void. Upon vesting, the plan participant is entitled to receive the vested common shares plus an additional number of common shares equal to the value of dividends on Perpetual’s shares as if the shares were invested in the Premium DRIP Plan accrued since the grant date.

For the year ended December 31, 2010 $0.9 million in compensation expense was recorded in respect of the Bonus Rights granted (year end December 31, 2009 – $0.9 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan:

Bonus Rights
Balance, December 31, 2008	161,850
Granted	151,684
Exercised	(60,121)
Forfeited	(2,209)
Additional grants for accrued Dividends	37,425
Balance, December 31, 2009	288,629
Exercised	(169,564)
Granted	106,067
Forfeited	(7,112)
Additional grants for accrued Dividends	32,082
Balance, December 31, 2010	250,102

c)

Dividend Bonus Arrangement

On July 17, 2010 the Corporation introduced a Dividend Bonus Arrangement, which provides for participants in the Share Option Plan to receive a payment in cash or bonus rights, at the discretion of the Board of Directors, upon the exercise, surrender or expiry of vested options. Upon exercise or surrender of vested options, the amount of dividend bonus is based on aggregate dividends accumulated commencing with the July 2010 distribution. Plan participants are entitled to 25 percent of such aggregate dividend for vested options which expire out of the money.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation is estimated based on Perpetual’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods. Perpetual has estimated the net present value of its total asset retirement obligations to be $199.2 million as at December 31, 2010 based on an undiscounted inflation-adjusted total future liability of $349.6 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2025. Perpetual used an average credit adjusted risk free rate of 7 percent to calculate the present value of the asset retirement obligation. The following table reconciles the Corporation’s asset retirement obligations:

	December 31, 2010	December 31, 2009
Obligation, beginning of year	$ 194,588	$ 179,723
Obligations acquired	9,158	1,808
Obligations incurred	2,723	7,817
Obligations disposed	(25,558)	(8,016)
Revisions to estimates	8,766	3,233
Expenditures for obligations during the period	(4,880)	(3,715)
Accretion expense	14,394	13,738
	$ 199,191	$ 194,588

FINANCIAL RISK MANAGEMENT

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Corporation’s risk management policies are established to identify and analyze the risks faced by Perpetual, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Corporation’s activities.

a)

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. The Corporation’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers. The Corporation historically has not experienced any significant collection issues with its petroleum and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Corporation attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Corporation does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Corporation does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Corporation manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held. The Corporation manages the credit exposure related to financial instruments by engaging in hedging transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the period credit risk did not have any impact on the change in fair value of financial liabilities classified as held for trading.

The carrying amount of accounts receivable and marketable securities represents the maximum credit exposure. The Corporation’s allowance for doubtful accounts as at December 31, 2010 is $0.1 million. The amount of the allowance was determined by assessing the probability of collection for each past due receivable. The Corporation is currently involved in negotiations with the joint venture partners involved to recover the full amount of the receivables in question. The total amount of receivables past due 90 days amounted to $2.3 million as at December 31, 2010. As at the balance sheet date, as a mitigating factor to the credit exposure, the Corporation has $0.8 million payable to counterparties from which the Corporation holds past due receivables.

b)

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they are due. The Corporation’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Corporation’s reputation.

The Corporation prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary. Further, the Corporation utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Corporation has a revolving credit facility, as outlined in note 6. The lender reviews the Corporation’s borrowing base on a semi-annual basis. The following are the contractual maturities of financial liabilities and associated interest payments as at December 31, 2010:

Contractual repayments of financial liabilities	Total	2011	2012	2013-2015	Thereafter
Accounts payable and accrued liabilities	$ 73,979	$ 73,979	$ –	$ –	$ –
Dividends payable	4,449	4,449	–	–	–
Long term bank debt – principal	182,612	–	182,612	–	–
Convertible debentures – principal (1)	234,897	–	74,925	159,972
Total	$ 495,937	$ 78,428	$ 257,537	$ 159,972	$ –

Assuming repayment of principal is not settled in common shares, at the option of Perpetual.

Interest payments on financial liabilities	Total	2011	2012	2013–2015	Thereafter
Interest payment on bank debt (1)	$ 14,045	$ 10,052	$ 3,993	$ –	$ –
Interest on convertible debentures (2)	57,901	16,318	13,883	27,700	–
Total	$ 71,946	$ 26,370	$ 17,876	$ 27,700	$ –

(1)

Assuming revolving feature of the credit facility is not extended and calculated at the December 31, 2010 effective interest rate of 4.2% and assuming a constant debt level equivalent to the balance at December 31, 2010.

(2)

Assuming payment of interest is not settled in common shares, at the option of Perpetual.

c)

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates, commodity prices, and interest rates will affect the Corporation’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Corporation utilizes both financial derivatives and fixed price physical delivery sales contracts to manage market risks related to commodity prices. All such transactions are conducted in accordance with the Corporation’s Risk Management Policy, which has been approved by the Board of Directors.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Corporation’s oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Corporation’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Corporation also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Corporation’s cash flows. The Corporation does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Corporation has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Corporation’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Corporation’s risk management policy.

As at December 31, 2010, the Corporation has physical natural gas sales contracts which are contingent on future market prices. These contracts are not classified as financial instruments due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

The remainder of production not subject to derivative contracts or fixed volume, non-derivative physical sales contracts is settled monthly with counterparties based on future monthly actual production and future monthly settlement prices.

Realized gains on financial instruments, including financial natural gas commodity contracts recognized in net earnings for year ended December 31, 2010 were $155.0 million ($166.3 million for year ended December 31, 2009). Of the total realized gains on financial instruments, included in earnings for year ended December 31, 2010, $134.2 million were recorded as a result of settlement of contracts prior to maturity ($101.4 million for year ended December 31, 2009).

Natural gas commodity contracts

At December 31, 2010 the Corporation had entered into forward gas sales arrangements at AECO as follows:

Type of contract	Perpetual sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Financial	bought	(127,500)	$ 3.656	January 2011
Financial	sold	127,500	$ 3.786	January 2011
Physical	bought	(43,000)	$ 3.679	January 2011
Physical	sold	10,000	$ 7.745	January 2011 – March 2011

The Corporation had entered into financial call option gas sales arrangements, whereby the Corporation’s counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods. In return for this option, the counterparties have paid $5.7 million and $1.9 million in upfront premiums in 2009 and 2010, respectively. Call option premiums received are classified separately in the statement of earnings and are included in the calculation of the Corporation’s cash flow provided by operating activities. Mark to market values of the call options are included in the unrealized gains on financial instruments in the statement of earnings.

Type of contract	Perpetual sold/bought	Volumes at AECO (GJ/d)	Strike Price ($/GJ)	Term
Financial	sold	32,500	$ 8.000	January 2011 – March 2011
Financial	sold	30,000	$ 6.000	April 2011 – October 2011

At December 31, 2010 the Corporation had not entered into any financial and forward physical gas sales arrangements at NYMEX.

At December 31, 2010 the Corporation had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows. The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. Physical basis contracts represent commitments rather than contractual obligations.

Type of Contract	Perpetual sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	bought	(30,000)	$ (0.571)	April 2011 – October 2011
Financial	sold	30,000	$ (0.564)	April 2011 – October 2011

The following table reconciles the Corporation’s financial instrument assets and liabilities as at December 31, 2010:

Power contracts

At December 31, 2010 the Corporation had entered into forward financial contracts to mitigate the risk associated with fluctuations in power prices. An unrealized gain of $0.2MM has been recorded in the statement of earnings pertaining to the following outstanding contracts:

Type of Contract	Perpetual sold/bought	Volume (MWh)	Price ($CAD/MWh)	Term
Financial	bought	4,731.84	$ 50.81	January 2011
Financial	bought	3,857.28	$ 50.81	February 2011
Financial	bought	3,700.14	$ 50.81	March 2011
Financial	bought	3,772.08	$ 49.60	December 2011
Financial	bought	2,745.36	$ 49.60	January 2012
Financial	bought	2,157.60	$ 49.60	February 2012
Financial	bought	2,209.68	$ 49.60	March 2012

	Current Financial Instrument Asset	Long Term Financial Instrument Asset	Total
Balance at December 31, 2009	$ 46,152	$ 21,167	$ 67,319
Unrealized gain on gas storage arrangement	–	3,729	3,729
Loss on forward natural gas contracts	(41,881)	(21,334)	(63,215)
Balance at December 31, 2010	$ 4,271	$ 3,562	$ 7,833

Commodity price sensitivity analysis

As at December 31, 2010, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, unrealized gains on financial instruments and after tax net earnings for the period would have changed by $0.1 million. A potential increase in the natural gas price would result in a decrease to net earnings, while a decrease would lead to increased net earnings, due to the effect of the mark-to-market value of the Corporation’s financial instruments on earnings.

Mark to market sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at December 31, 2010.

Interest rate risk

The Corporation utilizes a long-term debt credit facility which bears a floating rate of interest and as such is subject to interest rate risk. Increased future interest rates will decrease future cash flows and earnings, thereby potentially affecting the Corporation’s future Dividends and capital investments.

Perpetual’s convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations. To ensure accounts payable, including monthly dividends, are settled on a timely basis, the Corporation manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Corporation had no interest rate swap or financial contracts in place as at or during the year ended December 31, 2010.

Interest rate sensitivity analysis

For the year ended December 31, 2010, if interest rates had been one percent lower or higher the impact on earnings would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Decrease)increase in net earnings	$ (700)	$ 700

The net earnings impact as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

Capital management

The Corporation’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Corporation manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Corporation considers its capital structure to include shareholders’ capital, bank debt, convertible debentures and working capital. In order to maintain or adjust the capital structure, the Corporation may from time to time issue shares or debt securities and adjust its capital spending and dividends to manage current and projected debt levels. This overall objective and policy for managing capital remains unchanged following the conversion to a corporation in June 2010.

The Corporation monitors capital based on the ratio of net debt to annualized funds flow, calculated as follows for the year ended December 31, 2010:

Net debt ($ thousands)	December 31, 2010
Bank debt	$ 182,612
Convertible debentures, measured at principal amount	234,897
Working capital deficiency (surplus) (2)	31,934
Net debt	449,443
Cash flow provided by operating activities	240,126
Exploration costs (3)	4,030
Expenditures on asset retirement obligations	4,880
Gas over bitumen royalty adjustments not yet received	3,357
Changes in non-cash operating working capital	(15,228)
Annual Funds flow (1)	237,165
Net debt to annualized funds flow ratio (times) (1)	1.9

(1)

These are non-GAAP measures; Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per common share and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Corporation’s hedging activities.

(3)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy Corporations that use the full cost method of accounting for oil and gas activities. Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by Perpetual to be more closely related to investing activities than operating activities.

As at December 31, 2010, the Corporation’s ratio of net debt to annualized funds flow was 1.9 to 1. This ratio is monitored continuously by the Corporation, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, dividends, capital expenditure programs and timing of such programs. As a part of the management of this ratio, the Corporation prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. Capital spending budgets are approved by the Board of Directors.

The Corporation’s shareholders’ capital, convertible debentures and working capital are not subject to external restrictions. The Corporation’s credit facility is subject to lender’s covenants with which Perpetual was in compliance at December 31, 2010.

The capital structure at December 31, 2010 was as follows:

Net debt	$ 450,443
Total equity (net of deficit)	253,143
Total capital at December 31, 2010	$ 703,586

Fair value of financial instruments

The Corporation’s financial instruments as at December 31, 2010 include marketable securities, accounts receivable, derivative contracts, accounts payable and accrued liabilities, dividends payable, bank debt and convertible debentures.

Financial instrument	Category	Measurement method
Marketable securities	Held for trading	Fair value
Financial instrument assets and liabilities	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Dividends payable	Financial liabilities	Amortized cost
Long term bank debt	Financial liabilities	Amortized cost
Gas storage arrangement	Financial liabilities	Fair value
Convertible debentures	Financial liabilities	Amortized cost

The fair value of accounts receivable, accounts payable, accrued liabilities and dividends payable approximate their carrying amounts due to their short terms to maturity.

The fair value of the gas storage arrangement is captured through the recording of a financial instrument asset or liability based on changes in the forward price curve for natural gas from the price noted at the original date of the arrangement.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying value.

The fair values of marketable securities and convertible debentures are based on Level 1, in reference to HB Section 3862 requirements, and as such these fair values are derived from exchange traded values in active markets as at the balance sheet date.

The fair values of derivative contracts and the gas storage arrangement are based on Level 2, in reference to HB Section 3862 requirements, and as such these fair values are derived from the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the balance sheet date, based on natural gas volumes in executed contracts.

COMMITMENTS

a)

Operating leases

As of December 31, 2010, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

Operating leases
2011	$ 2,391
2012	2,376
2013	2,010
2014	1,977
2015	1,977
After 2016	4,485
Total commitment	$ 15,216

b)

Pipeline commitments

The Corporation has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of December 31, 2010, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline commitments
2011	$ 6,711
2012	4,071
2013	2,172
2014	1,086
2015	407
After 2016	108
Total commitment	$ 14,555

FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to the Corporation’s earnings (loss) before income taxes. This difference results from the following items:

	2010	2009
Earnings (loss) before income taxes, including non-controlling interest	$ (26,424)	$ 15,439
Less non-taxable earnings of the Trust	(40,549)	(19,520)
Income (loss) for tax purposes	(66,973)	(4,081)
Combined federal and provincial tax rate (%)	28.00	29.00
Computed income tax expense (reduction)	(18,752)	(1,182)
Increase (decrease) in income taxes resulting from:
Other	1,084	3
Valuation allowance	2,975	2,467
Change in tax rate	16,815	(917)
	$ 2,122	$ 371

The components of the Corporation’s and its subsidiaries’ future income tax liabilities at December 31 are as follows:

	2010	2009
Oil and natural gas properties	$ 44,083	$ 40,230
Asset retirement obligations	(49,798)	(48,730)
Non-capital losses	(14,821)	(31,122)
Valuation allowance	65,033	64,253
Capital losses	(27,339)	(29,128)
Other	(15,036)	4,497
	$ 2,122	$ –

The petroleum and natural gas properties and facilities owned by the Corporation and its subsidiaries have an approximate tax basis of $843 million ($778 million in 2009) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $54 million ($134 million in 2008) that expire in the years 2010 through 2029.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004, the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of bitumen conservation decisions. Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable. The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent. The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices the Corporation’s net crown royalty expenses are close to zero, and as such the royalty adjustments are not received immediately. As of December 31, 2010 Perpetual has accumulated $8.5 million ($5.1 million as at December 31, 2009) of gas over bitumen adjustments receivable which have been netted against the gas over bitumen royalty adjustment liability on the Corporation’s balance sheet. A reconciliation of the gas over bitumen liability is provided below.

Gas over bitumen royalty adjustments
Net liability, December 31, 2008	$ 74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received recorded for 2009	(5,138)
Net liability, December 31, 2009	77,167
Royalty adjustments recorded year to date December 31, 2010	10,454
Less: revenue adjustments on dispositions year to date December 31, 2010	(13,767)
Less: royalty adjustments not yet received year to date December 31, 2010	(3,357)
Net liability, December 31, 2010	$ 70,497

In 2006 and 2010, Perpetual disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreements, the Corporation continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyers. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer Perpetual’sresponsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are now considered revenue since they will not be repaid to the Crown. In 2010, the Corporation recognized in net earnings $13.8 million related to previous gas over bitumen royalty deferred revenue.

SUBSEQUENT EVENT

The Corporation intends to issue $150 million of 7-year Senior Unsecured Notes (the “Notes”). The Notes will be direct senior unsecured obligations of Perpetual ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation. The Notes are being offered in each Province of Canada and in the United States on a private placement basis through a syndicate of investment dealers. Closing is expected to occur on or about March 15, 2011 following a limited marketing process and determination of pricing.

DIRECTORS

Clayton H. Riddell
Executive Chairman

Susan L. Riddell Rose
President, Chief Executive Officer and Director (4)

Karen A. Genoway
Independent Director (2) (3) (5)

Randall E. (Randy) Johnson
Independent Director (1) (3) (5)

Robert A. Maitland
Independent Director (1) (3) (5)

Geoffrey C. Merritt
Independent Director (1) (2) (4)

Donald J. Nelson
Independent Director (2) (4)

Howard R. Ward
Independent Director (3) (4) (5)

(1) Member of Audit Committee

(2) Member of Reserves Committee

(3) Member of Corporate Governance

(4) Member of Environmental, Health & Safety Committee

(5) Member of Compensation Committee

OFFICERS

Susan L. Riddell Rose
President, Chief Executive Officer and Director

Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

Jeffrey R. Green
Vice President, Production Operations and Administration

Gary C. Jackson
Vice President, Land and Acquisitions

Kevin J. Marjoram
Vice President, Warwick Gas Storage

Marcello M. Rapini
Vice President, Marketing

R. William Thornton
Vice President, Heavy Oil

Roderick (Rick) P. Warters
Vice President, Geoscience and New Ventures

J. Christopher Strong
Corporate Secretary, Corporate Counsel

AUDITORS

KPMG LLP

BANKERS

Bank of Montreal

Canadian Imperial Bank of Commerce

The Bank of Nova Scotia

The Toronto-Dominion Bank

National Bank of Canada

ATB Financial

RESERVE EVALUATION CONSULTANTS

McDaniel & Associates Consultants Ltd.

GLJ Petroleum Consultants Ltd.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTING

STOCK EXCHANGE LISTING

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CONVERTIBLE DEBENTURES

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HEAD OFFICE

3200, 605 – 5 Avenue SW
Calgary, Alberta, Canada  T2P 3H5

Phone

403.269.4400

Toll free

800.811.5522

Fax

403.269.4444

E-mail

info@perpetualenergyinc.com

Website

www.perpetualenergyinc.com

ANNUAL MEETING

Shareholders are cordially invited to attend the
Annual General Meeting
to be held May 25, 2011 at 9:00 a.m. (MDT)

Calgary Petroleum Club
319 – 5 Avenue SW
Calgary, Alberta, Canada

Forward-Looking Information

Certain information regarding Perpetual in this report including management’s assessment of future plans and operations may constitute forward-looking statements under applicable securities laws and necessarily involves risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital costs, including drilling, completion and facility costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the forgoing list of factors is not exhaustive. Additional information on these and other factors that could affect Perpetual’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Perpetual’s website. Furthermore, the forward-looking statements contained in this report are made as at the date of this report and Perpetual does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. For more information, please refer to Forward-Looking Information on page 44 of this report.

STOCK EXCHANGE LISTING | TSX |

CONVERTIBLE DEBENTURES

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3200, 605 – 5 Avenue SW
Calgary, Alberta CANADA  T2P 3H5

800.811.5522  TOLL FREE
403 269.4400  PHONE
403 269.4444  FAX

info@perpetualenergyinc.com  EMAIL

www.perpetualenergyinc.com  WEB